# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number: 0-21419**

# BIOCARDIA, Inc.
**(Exact name of registrant as specified in its charter)**

| Delaware | 23-2753988 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**320 Soquel Way**
**Sunnyvale, California 94085**
**(Address of principal executive offices including zip code)**

**(650) 226-0120**
**(Registrant's telephone number, including area code)**

**N/A**
**(Former name, former address and former fiscal year, if changed since last report)**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.001 | BCDA | The Nasdaq Capital Market |
| Warrant to Purchase Common Stock | BCDAW | The Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☒ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $19.8 million, computed by reference to the last sale price of $1.45 for the common stock on the Nasdaq Capital Market reported for such date. Shares of the registrant's common stock held by each executive officer, director and holder of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

There were 20,183,014 shares of the registrant's Common Stock issued and outstanding as of March 23, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K is incorporated by reference to our Definitive Proxy Statement on Schedule 14A to be filed in respect to our 2023 Annual Meeting of Stockholders.

# TABLE OF CONTENTS

## PART I

| | | |
|---|---|---|
| Item 1. | Business | 2 |
| Item 1A. | Risk Factors | 26 |
| Item 1B. | Unresolved Staff Comments | 62 |
| Item 2. | Properties | 62 |
| Item 3. | Legal Proceedings | 62 |
| Item 4. | Mine Safety Disclosures | 62 |

## PART II

| | | |
|---|---|---|
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 63 |
| Item 6. | Selected Financial Data | 63 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 64 |
| Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 72 |
| Item 8. | Financial Statements and Supplementary Data | 73 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 96 |
| Item 9A. | Controls and Procedures | 96 |
| Item 9B. | Other Information | 97 |
| Item 9C. | Disclosure Regarding Foreign Jurisdiction that Prevent Inspections | 97 |

## PART III

| | | |
|---|---|---|
| Item 10. | Directors, Executive Officers and Corporate Governance | 98 |
| Item 11. | Executive Compensation | 98 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 98 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 98 |
| Item 14. | Principal Accounting Fees and Services | 98 |

## PART IV

| | | |
|---|---|---|
| Item 15. | Exhibits, Financial Statement Schedules | 99 |

*This page intentionally left blank*

# SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as "may," "might," "would," "should," "could," "project," "estimate," "pro-forma," "predict," "potential," "strategy," "anticipate," "attempt," "develop," "plan," "help," "believe," "continue," "intend," "expect," "future" and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Those statements appear in this Annual Report, and include statements regarding the intent, belief or current expectations of the company and management that are subject to known and unknown risks, uncertainties and assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed in the section entitled "Risk Factors" in Item 1A of this Annual Report.

Forward-looking statements in this Annual Report may include, without limitation, statements regarding:

(i)     the plans and objectives of management for future operations, including plans or objectives relating to the development of our cell therapy systems;

(ii)    the timing and conduct of the clinical trials for our products, including statements regarding the timing, progress and results of current and future preclinical studies and clinical trials as well as our research and development programs;

(iii)   the timing or likelihood of regulatory filing, approvals and required licenses for our cell therapy systems;

(iv)    our ability to adequately protect our intellectual property rights and enforce such rights to avoid violation of the intellectual property rights of others;

(v)     the timing, costs and other aspects of the commercial launch of our products;

(vi)    our estimates regarding the market opportunity, clinical utility, potential advantages and market acceptance of our products;

(vii)   the impact of government laws and regulations;

(viii)  our ability to recruit and retain qualified clinical, regulatory and research and development personnel;

(ix)    the availability of reimbursement or other forms of funding for our products from government and commercial payors;

(x)     difficulties in maintaining commercial scale manufacturing capacity and capability and our ability to generate growth;

(xi)    uncertainty in industry demand;

(xii)   general economic conditions and market conditions in our industry;

(xiii)  the effects of the COVID-19 outbreak, or similar pandemics, on our business, preclinical studies and clinical trials;

(xiv)   the depth of the trading market in our securities;

(xv)    a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items;

(xvi)   our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (SEC); and

(xvii)  the assumptions underlying or relating to any statement described in points (i), (ii) or (iii) above. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties, and assumptions that are difficult to predict.

Except as required by applicable law, we do not assume any obligation to update any forward-looking statement. We disclaim any intention or obligation to update or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.

**PART I. BUSINESS**

**Overview**

We are a clinical-stage company developing cellular and cell-derived therapeutics for the treatment of cardiovascular and pulmonary diseases with significant unmet medical needs. We are advancing two cell therapy platforms derived from bone marrow in clinical trials today. Our CardiAMP® autologous mononuclear cell therapy platform is being advanced for two clinical indications: ischemic heart failure with reduced ejection fraction (HFrEF) and refractory angina resulting from chronic myocardial ischemia (CMI). Our neurokinin-1 receptor positive (NK1R+) allogeneic mesenchymal stem cell (MSC) therapy platform is being advanced as an "off the shelf" cell therapy for two clinical indications: the treatment of ischemic HFrEF and acute respiratory distress syndrome (ARDS).

Our autologous CardiAMP and our allogeneic NK1R+ cell therapies intended for cardiac indications of HFrEF and CMI are enabled by our Helix™ minimally invasive intramyocardial therapeutic delivery platform. We partner this therapeutic delivery platform selectively with others seeking to develop biotherapeutic interventions for local delivery to the heart.

Heart Failure

Heart failure is a clinical condition in which the output of blood from the heart is insufficient to meet the metabolic demands of the body. In 2022, the American Heart Association, or AHA, report on heart disease statistics estimated that 6.0 million American adults ages 20 and older have heart failure based on data from 2015 to 2018 and the prevalence of heart failure is expected to increase by 46% from 2012 to 2030, affecting greater than 8 million people aged 18 and above. The total percentage of the population with HF is projected to rise from 2.4% in 2012 to 3.0% in 2030 with 47% of the effective population estimated to have HFrEF. The AHA has also estimated that heart failure cost the nation an estimated $30.7 billion in 2012, including the cost of health care services, medicines for treatment and missed days of work. Projections by the AHA are that the total cost of heart failure will increase to $69.8 billion by 2030.

During heart failure progression, the heart steadily loses its ability to respond to increased metabolic demand, and mild exercise soon exceeds the heart's ability to maintain adequate output. Towards the end stage of the disease, the heart cannot pump enough blood to meet the body's needs at rest. At this stage, fluids accumulate in the extremities or in the lungs making the patient bedridden and unable to perform the activities of daily living.

Heart failure is classified in relation to the severity of the symptoms experienced by the patient. The most commonly used classification system, established by the New York Heart Association, or NYHA, is as follows:

- *Class I (mild):* patients experience no or very mild symptoms with ordinary physical activity;

- *Class II (mild):* patients experience fatigue and shortness of breath during moderate physical activity;

- *Class III (moderate):* patients experience shortness of breath during even light physical activity; and

- *Class IV (severe):* patients are exhausted even at rest.

Despite guideline-directed therapies employing a wide range of pharmacologic, device, and surgical options, many patients deteriorate over time and develop advanced heart failure symptoms that cannot be effectively managed by existing medical therapies. At the end stage of heart failure, current treatment options include heart transplant surgery or implantation of a left ventricular assist device, or LVAD, a battery operated mechanical circulatory device used to partially or completely replace the function of the left ventricle of the heart. LVADs are used for patients awaiting a heart transplant or as a destination therapy for patients with NYHA Class IV heart failure who may never receive a heart transplant. Both of these end-stage treatment options require invasive open-chest surgery and can cost in excess of $150,000 per procedure, as reported by the Journal of Heart and Lung Transplantation. A recent AHA 2022 report details that the mean cost of LVAD-related hospitalization increased from $194,380 in 2005 to $234,808 in 2011.

We are focused initially on treating patients in the middle stages HFrEF with NYHA classes II and III, where the disease has an ischemic cause. We estimate there are more than 3 million NYHA Class II and Class III heart failure patients in the United States, of which 1.7 million patients have HFrEF. Of this subset of 1.7 million patients, we estimate that approximately 70%, or over 1.2 million patients, will have a cell population score sufficient to qualify for treatment with the CardiAMP Cell Therapy. Approximately 0.2 million patients who are not expected to qualify are anticipated to qualify for our NK1R+ allogeneic MSC investigational off the shelf therapy. All data we have from many clinical trials supports the potential therapeutic benefit of these approaches.

Chronic Myocardial Ischemia

Chronic myocardial ischemia (CMI) with refractory angina is a condition characterized by severe pain in the chest, often also spreading to the shoulders, arms, and neck, caused by an inadequate blood supply to the heart. In the U.S. alone, it is estimated by that between 600,000 and 1.8 million patients suffer this condition, with approximately 75,000 new cases diagnosed each year. There is a growing population of patients with chronic angina that suffer with severely limiting symptoms and are not amenable to current therapies. These patients have significant impairments in quality of life, suffer from poor perceived health status and represent a significant burden to the health care system due to high use of health care resources. We believe the CardiAMP Cell Therapy System has the potential to provide a treatment for these patients not met by current therapeutic alternatives.

Acute Respiratory Distress Syndrome

Acute respiratory distress syndrome (ARDS) occurs when fluid builds up in the tiny, elastic air sacs (alveoli) in a patient's lungs. The fluid keeps the lungs from filling with enough air, which means less oxygen reaches the bloodstream. This deprives vital organs of the oxygen they need to function. ARDS typically occurs in people who are already critically ill or who have significant injuries. It can also develop after a COVID-19 infection. Severe shortness of breath, a key symptom of ARDS, usually develops within a few hours to a few days after the precipitating injury or infection. Many people who develop ARDS do not survive. The risk of death increases with age and the severity of illness. Of the people who do survive ARDS, some recover completely while others experience lasting damage to their lungs.

Efforts to modulate inflammation-mediated lung injury and thereby reduce progression to respiratory failure using mesenchymal stem cells have shown promising results in previous studies by other groups. Our own preclinical animal studies with venous infusion of our allogeneic mesenchymal stem cells have shown feasibility with no significant adverse events. We believe our NK1R+ MSC have the potential to provide a treatment for these patients not met by current therapeutic alternatives.

**Our Product Candidates**

*CardiAMP Cell Therapy System*

The CardiAMP Cell Therapy System is currently being advanced for two clinical indications: ischemic HFrEF and CMI. This investigational cell therapy system is comprised of (i) a cell potency screening test, (ii) a point of care cell processing platform, and (iii) a biotherapeutic delivery system. In the screening process, the physician extracts a small sample of the patient's bone marrow in an outpatient procedure performed under local anesthesia. The clinic sends the sample to a centralized diagnostic lab, which tests for identified biomarkers from which we generate a cell population score for the patient. During the treatment for patients who are assessed as meeting the indication specific CardiAMP cell population analysis score, a doctor harvests and then prepares the patient's own bone marrow mononuclear cells, or autologous cells, using our point of care cell processing platform, which a cardiologist then delivers into the heart using our proprietary biotherapeutic delivery system. Because the CardiAMP cells do not become heart cells, we believe they have a low likelihood of becoming ectopic foci that could cause life threatening arrhythmias. Because CardiAMP cells are autologous, patients will not require chronic immunosuppression to prevent their immune system from attacking the donor cells. Unlike other investigational autologous cell therapies, the CardiAMP autologous cell therapies are expected to have low manufacturing costs and utilize established distribution channels, significantly enhancing prospects for commercial success. The CardiAMP Cell Therapy System has the potential to significantly benefit patients who have limited options and provide a cost-effective therapy to help reduce the substantial heart failure hospitalization and care costs.

*CardiAMP Autologous Cell Therapy for Ischemic Heart Failure with HFrEF (BCDA-01)*

We have completed a Phase I open label clinical study and a Phase II randomized placebo-controlled study for the CardiAMP cell therapy in ischemic HFrEF. We are currently advancing in an ongoing Phase III study intended to provide the primary data with respect to safety and efficacy to support product approval by the FDA.

***CardiAMP Phase I Trial in Ischemic HFrEF Failure Study: Transendocardial Autologous Marrow Cells in Myocardial Infarction***

The CardiAMP Phase I Transendocardial Autologous Marrow Cells in Myocardial Infarction, or TABMMI, trial enrolled 20 patients with HFrEF in an open label safety trial of bone marrow cells delivered with the Helix™ biotherapeutic delivery system at a dosage of 100 million cells. Results showed improvement relative to baseline measures in cardiac function as measured by left ventricular ejection fraction and improved exercise tolerance. Results also showed superior survival as compared to historical controls. The complete results of the 20 patients at two-year follow-up have been published in the journal Eurointervention in 2011.

***CardiAMP Phase II Trial in Ischemic HFrEF: Transendocardial Autologous Cells in Heart Failure Trial (TAC-HFT)***

The CardiAMP Phase II Transendocardial Autologous Cells in Heart Failure Trial (TAC-HFT) included patients with HFrEF who were randomized on a one-to-one basis into two double-blind, placebo-controlled trials: TACHFT-BMC and TACHFT-MSC. TACHFT-BMC trial included a single dose of CardiAMP cells with a follow up observation period of 12 months. The Phase II, randomized, placebo-controlled study met its primary safety endpoint and demonstrated statistically significant and clinically meaningful improvements in secondary efficacy endpoints of functional capacity, as measured by the six-minute walk distance (6MW), and in quality of life, as measured by the Minnesota Living with Heart Failure Questionnaire score. Most other endpoints were supportive of therapeutic benefit but were not statistically significant. Phase II results were published in the Journal of the American Medical Association in 2014 with selectively pooled controls and presented at the World Congress of Regenerative Medicine in 2015 relative to their dedicated controls.

***CardiAMP Phase III Trial in Ischemic HFrEF: The CardiAMP Cell Therapy Heart Failure Trial***

The CardiAMP Cell Therapy Heart Failure Trial is a Phase III, multi-center, randomized, double-blinded, sham-controlled study of up to 260 patients at up to 40 centers in the United States and Canada, which includes a 10-patient roll-in cohort. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System. The primary endpoint is an outcomes composite score based on a three-tiered Finkelstein-Schoenfeld hierarchical analysis. The tiers, starting with the most serious events, would be (1) all-cause death, including cardiac death equivalents such as heart transplant or left ventricular assist device placement, ordered by time to event; (2) non-fatal Major Adverse Coronary and Cerebrovascular Events (MACCE), excluding those deemed procedure-related occurring within the first seven days post-procedure (heart failure hospitalization, stroke or myocardial infarction), ordered by time to event, and (3) change from baseline in 6MW at 12 months. Additional prespecified secondary hierarchical and nonhierarchical endpoints are also being assessed.

The Phase III trial is designed based on the Phase II trial. If the true effect size is only 50% of that observed in the Phase II trial, the CardiAMP Heart Failure Phase III trial is still 90% powered to meet the primary endpoint with statistical significance. Statistical significance denotes the mathematical likelihood that the results observed are real and not due to chance. Our Phase II results showed that the Phase III trial would have a 90 percent chance of meeting its primary endpoint with 86 to 126 patients. However, the Phase III was designed with 250 patients randomized to address potential greater variability in clinical measures in a larger trial, potential loss of patients to follow-up, and to provide sufficient safety data to support FDA approval. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System for this indication (BCDA-01). This trial is enrolling at 20 clinical sites (including four sites in Canada). 119 patients have been enrolled to date and 10 additional control patients have crossed over to receive therapy.

Results from the roll-in cohort of the ongoing Phase III trial were reported in the International Journal of Cardiology in 2021 with one-year follow-up showing 100% survival, no treatment emergent major adverse cardiac events, improved functional capacity as measured by six-minute walk distance, improved quality of live, and improved heart function as measured by left ventricular ejection fraction and improved heart wall motion scores. Subsequently results were presented on dosages being achieved in the trial at the European Society for Cardiology Heart Failure meeting in 2021, showing that the estimated CD34+ dosage component of the CardiAMP Heart Failure therapy was greater than that previously reported in other important trials which showed signals of efficacy. At the Heart Failure Society of America in October 2022, two-year follow-up results showed 100% survival and retained benefits of other measures. In March of 2023, blinded echocardiography results from this trial were reported at the American College of Cardiology Annual Meeting showing improved heart function in these patients. We are blinded to results in the randomized cohort of the Phase III trial.

The U.S. Food and Drug Administration (FDA) granted Breakthrough Device Designation for the CardiAMP Cell Therapy System for the treatment of heart failure in January 2022. This Breakthrough Device Program is designed to expedite FDA approval of certain novel devices or device-led combination products (i.e., products that combine drugs, devices or biological products) that have the potential to provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. It is believed that the CardiAMP Cell Therapy System is the first cardiac cell therapy to receive an FDA Breakthrough designation.

In August 2022, the independent Data Safety Monitoring Board (DSMB) completed a sixth prespecified data review after more than 110 patients had been enrolled, including a risk-benefit assessment. Following the review, the DSMB indicated that it had no significant safety concerns and recommended that the study continue as designed. This was in line with five previous prespecified DSMB reviews. The DSMB supported that the Company implement an adaptive statistical analysis plan (Adaptive SAP), which could enable an early readout for study treatment efficacy.

In this August 2022 DSMB review, available aggregated blinded results with 100 patients past the primary endpoint (which had not been fully monitored or verified) showed patients having meaningful improvements on average across both treated and control patients, which we believe is remarkable given these patients typically decline over time. Aggregate survival rate for patients reaching one-year follow-up, including both treated and control patients, was observed to be greater than that seen in a recent large pivotal trial of a new approved heart failure drug and greater than what we would expect from the 2022 Statistics from the American Heart Association based on our patient demographics. Available aggregate unmonitored blinded data showed less variability in important baseline measures than we have seen in our previous Phase II trial. To date, few patients appear to have been lost to follow-up.

The Company, working with leading biostatistics and regulatory consultants, submitted a supplement to the FDA in February 2023 with a proposed adaptive SAP for the CardiAMP Heart Failure trial. This was submitted as a Sprint Discussion under the Breakthrough designation guidance provided by the FDA. The Company is scheduled to meet with the FDA CBER on March 29, 2023.

It is anticipated that the next DSMB meeting will be scheduled in the second quarter of 2023 and will utilize an adaptive design should the FDA approve the proposal. Should this next DSMB review or another future DSMB review include an adaptive statistical analysis plan, it could result in the DSMB being able to recommend the trial enrollment be stopped early for anticipated success with fewer patients or that confirmation of the study should continue as planned to the next DSMB review. Should we meet the primary endpoint with fewer patients than currently planned, the FDA Breakthrough designation granted to this program may reduce the need to have a significant additional number of patients to demonstrate safety prior to market approval and allow BioCardia to obtain additional safety data after market approval.

### *CardiAMP Cell Therapy for Chronic Myocardial Ischemia (BCDA-02)*

The FDA has previously approved the investigational device exemption for the CardiAMP Cell Therapy system to be studied in a second related clinical indication, chronic myocardial ischemia, based on the strength of our Phase I and II ischemic heart failure trial data and clinical data showing support for the efficacy of one component of our cell therapy (the CD34+ cells) in this indication.

The CardiAMP Cell Therapy Chronic Myocardial Ischemia Trial is a Phase III, multi-center, randomized, double-blinded, controlled study of up to 343 patients at up to 40 clinical sites. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System for patients with no option chronic myocardial ischemia with refractory angina (BCDA-02). These patients experience frequent angina (i.e., chest pain) attacks that are uncontrolled by optimal drug therapy, and these patients are not suitable candidates for stent placement or bypass surgery, leaving them few therapeutic options. Our therapeutic approach uses many of the same novel aspects used in the CardiAMP Heart Failure Trial and is expected to leverage our experience and investment in the heart failure trial. The Company intends to introduce an adaptive statistical analysis plan with an initial assessment for efficacy when 100 patients reach their primary endpoint, although aspects of this statistical analysis plan remain the subject of study considerations with the FDA. The trial has been activated at two clinical sites and two patients have been treated.

The Department of Health & Human Services Centers for Medicare & Medicaid Services, or CMS, has designated that both CardiAMP Cell Therapy pivotal trials qualify for Medicare national coverage. The covered costs under Medicare include patient screening, the CardiAMP Cell Therapy System and procedure, and clinical follow-up at one and two years after the procedure. Private insurance plans covering 50 million insured Americans follow the CMS reimbursement policy and are similarly anticipated to cover these costs. This coverage significantly reduces our cost of conducting these pivotal trials. The Company is working to complete the roll-in cohort and work with the FDA to enhance the trial design before expanding this beyond four clinical centers.

*ALLOGENEIC Cell Therapy Platform*

Our second therapeutic platform is our investigational culture expanded bone marrow derived allogeneic, Neurokinin-1 Receptor Positive Mesenchymal Stem Cells (NK1R+ MSC) for which the FDA approved two INDs in 2022. This "off the shelf" cell therapy is being advanced for ischemic heart failure of HFrEF (BCDA-03) and acute respiratory distress (BCDA-04). Variations of this allogeneic therapy may have the potential for numerous other therapeutic applications. These cells are compelling in part because they express the Neurkinin-1 receptor for the neuropeptide Substance P, an important neuropeptide associated with inflammation throughout the body and a primary mediator of inflammation in the airways. BioCardia manufactures these cells for clinical studies at its manufacturing facility in Sunnyvale, which was certified for manufacturing in 2022. Clinical grade cells are available for both indications being pursued today.

*ALLOGENEIC NK1R+ MSC for Ischemic Heart Failure with HFrEF (BCDA-03)*

We have co-sponsored three completed clinical trials for MSCs for the treatment of HFrEF. In substantially similar trial designs, the POSEIDON Phase I/II trial compared autologous MSCs to allogeneic MSCs, the TACHFT-MSC Phase II trial compared autologous MSCs to placebo, and the TRIDENT Phase II compared allogeneic MSCs at different doses. The first two trials shared common arms of autologous MSCs, enabling a bridge to placebo, leading us to conclude that allogeneic MSC therapy has potential to be superior to placebo. The Investigational New Drug (IND) application for the TACHFT trial was filed with the FDA Center for Biologics Evaluation and Research in 2008 by the University of Miami, our co-sponsor for the trial. The POSEIDON trial and the TRIDENT trials were submitted by amendment under the same IND filed for the TACHFT study, and was co-sponsored by the University of Miami, the National Institutes of Health and BioCardia.

FDA approval of the IND application for a Phase I/II trial to deliver our NK1R+ allogeneic MSC for the treatment of HFrEF was secured in December 2022. This trial includes a 3+3 roll-in dose escalation cohort followed by a 60-patient randomized double-blind controlled study and utilizes the Finkelstein Schoenfeld three tier primary composite endpoint of mortality, MACCE, and functional capacity as measured by six minute walk distance. The Company anticipates enrolling first patient in the second quarter of 2023.

The subset of patients we are targeting initially for the ischemic heart failure indication are those that have been excluded from the CardiAMP Heart Failure Trial due to their lower cell population analysis scores. There is potential for this to be designated as an orphan indication as we anticipate the eligible patient population will be less than 200,000 nationally. Additionally, activation of a parallel allogeneic trial is synergistic and should facilitate recruiting activities and enhance enrollment in the CardiAMP Heart Failure Trial.

*ALLOGENEIC NK1R+ MSC for Acute Respiratory Distress Syndrome (BCDA-04)*

Allogeneic MSCs may have the potential to increase survival in patients with ARDS. Preclinical and clinical evidence from published studies indicate that intravenously delivered MSCs are localized within the lungs and respond to the pro-inflammatory lung environment by releasing anti-inflammatory factors reducing the proliferation of pro-inflammatory cytokines while modulating regulatory T cells and macrophages to promote resolution of inflammation.

The anti-inflammatory effects of MSC have been well-documented and MSC have been shown to reduce inflammation and injury in models of lung disease. The specific MSCs used in BioCardia's allogeneic cell therapy are Neurokinin-1 receptor positive, which is the receptor for the ligand substance P, an important neuropeptide associated with inflammation throughout the body and a primary mediator of inflammation in the airways. In patients with ARDS, culture expanded MSC have been shown to have benefits across multiple endpoints and are a compelling therapeutic pathway to advance our allogeneic MSC therapy.

In April 2022, the FDA approved IND for a Phase I/II trial for the use of its allogeneic cell therapy for ARDS caused by COVID-19. The Company intends to submit a supplement to the FDA to expand this indication as the level of COVID-19 induced ARDS has decreased.

*Helix™ Biotherapeutic Delivery System*

BioCardia's Helix Biotherapeutic Delivery System (Helix) delivers therapeutics into the heart muscle with a penetrating helical needle from within the heart. It enables local delivery of cell and gene-based therapies, including our own cell therapies to treat cardiac cardiovascular indications. The Helix catheter is CE marked in Europe and is under investigational use in the United States. The Helix design has served as a platform for the Company's development of a number of transendocardial delivery system that are not clinically available yet. These are guided to the heart using a number of navigation platforms the Company has also developed.

BioCardia selectively partners its Helix Biotherapeutic Delivery System and broader biotherapeutic delivery capabilities with firms developing other cell, gene, and protein therapeutic programs. These partnered programs provide additional data, intellectual property rights, and opportunities to participate in the development of combination products for the treatment of cardiac diseases.

### *Morph Deflectable Guide and Sheaths Products*

BioCardia's Morph catheter is designed to enable physicians to navigate through tortuous anatomy and customize the shape of the catheter to the patient's anatomy and their clinical needs during the procedure. Morph catheters enable all Helix procedures and have been commercially used to treat more than 10,000 patients. A number of Morph guides and sheaths are cleared for commercial sale in the United States and European Union.

### Business Strategy

We are committed to applying our expertise in the fields of autologous and allogeneic cell-based therapies to improve the lives of patients with cardiovascular and pulmonary conditions. We are pursuing the following business strategies:

- *Complete the ongoing 260 patient, 40 center Phase III pivotal IDE trial of our autologous CardiAMP Cell Therapy for patients with ischemic heart failure with HFrEF.*

- *Complete the ongoing 343 patient, 40 center Phase III pivotal IDE trial of our autologous CardiAMP Cell Therapy for patients with chronic myocardial ischemia.*

- *Obtain FDA and PMDA approval and commercialize CardiAMP Cell Therapy System using a highly targeted cardiology sales force in the United States and Japan.*

- *Complete the approved Phase I/II IND Trial of our allogeneic NK1R+ MSC Therapy for the treatment of ischemic heart failure of HFrEF, initially targeting patients for whom the CardiAMP Cell Therapy System is not optimal due to the lower potency of their bone marrow cells.*

- *Complete the approved Phase I/II IND Trial of our allogeneic NK1R+ MSC Therapy for the treatment of acute respiratory distress syndrome.*

- *Continue to develop and selectively partner our Helix™ biotherapeutic delivery system for use with other biotherapeutics.*

- *Continue to develop and commercialize Morph catheter products.*

### Intellectual Property

We strive to protect and enhance the proprietary technologies that we believe are important to our business and seek to obtain and maintain patents for any patentable aspects of our therapeutic candidates or products, including our anticipated companion diagnostic, their methods of use and any other inventions that are important to the development of our business. Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for commercially important technology, inventions and know-how related to our business, defend and enforce our patents, maintain our licenses to use intellectual property owned by third parties, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and other proprietary rights of third parties. We also rely on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the fields targeted by our therapeutic candidates.

We have a large patent portfolio of issued and pending claims covering our autologous and allogeneic cell therapies, our biotherapeutic delivery systems and our enabling vascular access catheter products. As of December 31, 2022, we have developed or secured rights to over 60 issued or pending U.S. and international patents or patent pending applications. We have sole ownership of the patents that we consider to be material, other than the patents that we license exclusively from Biomet Biologics, LLC. Our issued U.S. patents expire between 2023 and 2036, without taking into consideration patent term extension. We maintain trade secrets covering a significant body of know-how and proprietary information related to our core therapeutic candidates, biotherapeutic delivery systems and technologies. As a result, we believe our intellectual property position provides us with substantial competitive advantages for the commercial development of novel therapeutics for cardiovascular diseases.

### *U.S. Regulatory Protections*

In addition to patent and trade secret protection, we may receive a 12-year period of regulatory exclusivity from the FDA upon approval of our cell therapies pursuant to the Biologics Price Competition and Innovation Act. The exclusivity period, if granted, will run from the time of FDA approval. This exclusivity period, if granted, will supplement the intellectual property protection discussed above, providing an additional barrier to entry for any competitor seeking approval for bio-similar versions.

In addition, it is possible to extend the patent term of at least one patent covering our therapies following FDA approval. This patent term extension, or PTE, is intended to compensate a patent owner for the loss of patent term during the FDA approval process. If eligible, we may use a PTE to extend the term of one or more of our patents beyond the expected expiration date. Because our cell therapy systems may involve multiple simultaneous approvals under the IDE and IND applications, each pre-market approval, or PMA or biologics license application, or BLA, associated with an approval is anticipated to have the ability to have an extended patent term.

### *Trademarks*

We have registered or applied for registration of our name, logo and the trademarks "BioCardia," "CardiAMP," and "Morph" in the United States. We have registered or applied for registration of the trademarks "CardiAMP" and "CardiALLO" for use in connection with a biological product, namely, a cell-based therapy product composed of bone marrow derived cells for medical use. We also have rights to use the "Helix" trademark in the United States. We have registered Morph for use in connection with steerable vascular access technology. We intend to pursue additional registrations in markets outside the United States where we plan to sell our therapies and products.

### *Patent Term*

The term of individual patents and patent applications will depend upon the legal term of the patents in the countries in which they are obtained. In most countries, the patent term is 20 years from the date of filing of the patent application (or parent application, if applicable). For example, if an international Patent Cooperation Treaty, or PCT, application is filed, any patent issuing from the PCT application in a specific country expires 20 years from the filing date of the PCT application. In the United States, however, if a patent was in force on June 8, 1995, or issued on an application that was filed before June 8, 1995, that patent will have a term that is the greater of 20 years from the filing date, or 17 years from the date of issue.

Under the Hatch-Waxman Act, the term of a patent that covers an FDA-approved drug, biological product may also be eligible for PTE. PTE permits restoration of a portion of the patent term of a U.S. patent as compensation for the patent term lost during product development and the FDA regulatory review process if approval of the application for the product is the first permitted commercial marketing of a drug or biological product containing the active ingredient. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application. The Hatch-Waxman Act permits a PTE for only one patent applicable to an approved drug, and the maximum period of restoration is five years beyond the expiration of the patent. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, and a patent can only be extended once, and thus, even if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions may be available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. When possible, depending upon the length of clinical trials and other factors involved in the filing of a BLA, we expect to apply for PTEs for patents covering our therapeutic candidates and products and their methods of use. For additional information on PTE, see "Government Regulation."

### *Proprietary Rights and Processes*

We may rely, in some circumstances, on proprietary technology and processes (including trade secrets) to protect our technology. However, these can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our proprietary technology and processes may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors, contractors, or any future collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology and processes, please see "Risk Factors-Risks Related to our Intellectual Property."

## Manufacturing

The CardiAMP autologous cell processing platform is manufactured for us by our partner Biomet Biologics, LLC. We currently produce our allogeneic NK1R+ MSC cells for clinical development in our Sunnyvale, California cell manufacturing facility. We also currently manufacture our Helix™ biotherapeutic delivery system and Morph vascular access products in our Sunnyvale, California device manufacturing facility using components we source from third-party suppliers.

## Sales and Marketing

Our sales and marketing strategy is to market our cell therapies, if approved by the FDA, for ischemic heart failure and chronic myocardial ischemia indications using a dedicated direct sales model focused on selected cardiologists. These physicians are typically affiliated with leading hospitals and medical centers and we believe that they tend to have well-established referral networks of interventional cardiologists and cardiac catheterization laboratories. We believe they represent a concentrated customer base suitable to a specialist care sales model. We believe that the cell therapy systems will be adopted first by leading cardiologists at high-volume U.S. hospitals and medical centers, and progressively by a broader segment of the market. Cardiologists and interventional cardiologists have a history of early adoption of innovative products and technologies, in part because the rate of innovation in this sector has been sustained, and in part because of the large unmet medical needs of heart failure patients.

We anticipate marketing and selling the BCDA-04 allogeneic mesenchymal cell therapy for acute respiratory distress syndrome also with a dedicated sales force focused initially on pulmonary and critical care groups at leading hospitals in the United States.

## Competition

The biotechnology and pharmaceutical industries in which we operate are subject to rapid change and are characterized by intense competition to develop new technologies and proprietary products. We face potential competition from many different sources, including larger and better-funded companies. While we believe that our programs unique benefits provide us with competitive advantages, we have identified several companies that are active in the advancement of cell-based and gene-based therapeutic products in the heart failure, chronic myocardial ischemia and acute respiratory distress syndrome indications. Not only must we compete with other companies that are focused on cell-based therapy treatments, but any products also that we may commercialize will have to compete with existing therapies and new therapies that may become available in the future.

However, potential competitors in the cardiovascular indications may require delivery platforms for their own therapeutic programs. Because the clinical need is so large and our biotherapeutic delivery products have potential to enable multiple biotherapeutics for multiple cardiac indications, we view these companies also as potential collaborators and partners. None of these relationships are believed to be material to our business at this time.

### License Agreement with Biomet Biologics, LLC

We are a party to a license and distribution agreement with Biomet Biologics, LLC under which we obtained an exclusive, nontransferable, worldwide distribution right, patent license and trademark license to a point of care cell processing platform. Under the terms of the agreement, which was extended in September 2022, we are obligated to pay a royalty based on the price of the disposables in the CardiAMP cell processing platform for the duration of the agreement. We expect the royalty payments to Biomet Biologics, LLC for the licensed product to amount to a low or mid-single digit percentage of the expected price that we will charge for the CardiAMP Cell Therapy System. The agreement has a term of 20 years or the time the last patent pursuant to the agreement expires, whichever is later. The agreement may be terminated by Biomet Biologics, LLC for a failure by us to meet any milestone requirements, including minimum purchase requirements, as well as by either party upon 30 days prior written notice in the event of a breach of any material term by the other party. We have the right to terminate the agreement upon 90 days prior written notice in the event the safety, efficacy or comparative effectiveness of the product is insufficient to meet our commercial needs.

### *Technology Access Program for Biotherapeutic Delivery Systems*

Our preclinical work with partners and collaborators generally takes place under arrangements where we secure access to data, reports, and a non-exclusive license to delivery technology improvement inventions.

### *Clinical Research Agreements for Biotherapeutic Delivery Systems*

Our clinical work with partners generally takes place under arrangements where we secure access to data, reports, and a non-exclusive license to technology improvement inventions. Financial terms of each agreement are anticipated to cover our costs and provide milestone payments. We hope to generate sales if any of our partners are successful with commercializing their products with our delivery platform.

### Government Regulation

Biological products, including cell-based therapy products, and medical devices are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and the Public Health Service Act, or PHS Act, and other federal, state, local and foreign statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, identity, potency and purity, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. FDA acceptance must be obtained before clinical testing of an investigational biological and medical device begins, and each clinical trial protocol for a cell-based therapy product is submitted to and reviewed by the FDA. FDA approval must be obtained before marketing of a biological product. Unless an exception applies, FDA approval or clearance is required for medical devices. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and we may not be able to obtain the required regulatory approvals on a timely basis, or at all. To date, the FDA has never approved for commercial sale a cell-based therapy product intended to treat the heart.

Within the FDA, the Center for Biologics Evaluation and Research, or CBER, regulates cell-based therapy products. For products that use medical devices, including diagnostics, to deliver cell therapies, CBER works closely with the FDA's Center for Devices and Radiological Health, or CDRH.

### *U.S. Biological Product Development and Regulatory Approval Process*

Our allogeneic therapeutic candidates will be regulated in the United States as biological products. The process required by the FDA before a biological product may be tested and marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests and animal studies according to good laboratory practices, or GLP, regulations and applicable requirements for the humane use of laboratory animals or other applicable regulations;

- submission to the FDA of an IND application, which must become effective before human clinical trials may begin and must be updated annually or when significant changes are made;

- approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial begins;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations, commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity and potency of the proposed biological product for its intended use;

- preparation of and submission to the FDA of a BLA for marketing approval, after completion of all pivotal clinical trials;

- satisfactory completion of an FDA Advisory Committee review, if applicable;

- a determination by the FDA within 60 days of its receipt of a BLA to file the application for review;

- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with GMP, to assure that the facilities, methods and controls are adequate to preserve the biological product's identity, strength, quality and purity and, if applicable, the FDA's current good tissue practices, or GTPs, for the use of human cellular and tissue products;

- potential FDA audit of the nonclinical study and clinical trial sites that generated the data in support of the BLA; and

- FDA review and approval, or licensure, of the BLA for particular indications for use in the United States, which must be updated annually when significant changes are made.

The testing and approval process require substantial time, effort and financial resources, and we cannot be certain that any approvals for our therapeutic candidates or product candidates will be granted on a timely basis, if at all. Before testing any biological product candidate, including a cell-based therapy product, in humans, the product candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA's regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- *Phase I.* The biological product is initially introduced into healthy human subjects and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients with the disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses and, if possible, to gain early evidence on effectiveness.

- *Phase II.* The biological product is evaluated in a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials.

- *Phase III.* Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency, and safety in an expanded patient population at geographically dispersed clinical trial sites, to provide statistically significant evidence of clinical efficacy and to further test for safety. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product approval and labeling.

Post-approval clinical trials, sometimes referred to as Phase IV clinical trials, may be required by the FDA or voluntarily conducted after initial marketing approval to gain more information about the product, including long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor's initial receipt of the information. Phase I, Phase II and Phase III clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk, including risks inferred from other unrelated trials. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the biological product has been associated with unexpected serious harm to patients.

Human cell-based therapy products administered directly into heart tissue are a relatively new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of human cell-based therapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with GMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

After the successful completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The BLA must include results of product development, laboratory and animal studies, human trials, information on the manufacture and composition of the product, proposed labeling and other relevant information. The FDA may grant deferrals for submission of data or full or partial waivers. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for biological products and an annual establishment fee on facilities used to manufacture prescription biological products. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent, for its intended use, and whether the product is being manufactured in accordance with GMP to assure and preserve the product's identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with GMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure GMP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post-marketing clinical trials, sometimes referred to as Phase IV clinical trials, designed to further assess a biological product's safety and effectiveness, and testing and surveillance programs to monitor the safety of approved therapies and products that have been commercialized.

The FDA has agreed to certain review goals under PDUFA and aims to complete its review of 90% of standard BLAs within ten months from filing and 90% of priority BLAs within six months from filing. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests, or the BLA sponsor otherwise provides, additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.

### Fast Track Designation, Accelerated Approval, Priority Review and Breakthrough Therapy Programs

The FDA has a Fast-Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biological product may request the FDA to designate the drug or biological product as a Fast-Track product at any time during the clinical development of the product. Unique to a Fast-Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

Other types of FDA programs intended to expedite development and review, such as priority review, accelerated approval and Breakthrough Therapy designation, also exist. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

A product may also be eligible for receipt of a Breakthrough Therapy designation. The Breakthrough Therapy designation is intended to expedite the FDA's review of a potential new drug for serious or life-threatening diseases where "preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development." The designation of a drug as a Breakthrough Therapy provides the same benefits as are available under the Fast-Track program, as well as intensive FDA guidance on the product's development program. Where appropriate, we intend to utilize regulatory programs that can help expedite our product development and commercialization efforts. However, Fast Track designation, priority review, accelerated approval and Breakthrough Therapy designation do not change the standards for approval, but may expedite the development or approval process.

### *Post-Approval Requirements*

Maintaining substantial compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to GMP. We will rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the GMP regulations, including quality control and quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of GMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements. After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity and potency of biological products.

We also must comply with the FDA's advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in-patient populations that are not described in the product's approved labeling (known as "off-label use"), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with GMPs and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain GMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

### *Abbreviated Licensure Pathway of Biological Products as Biosimilar or Interchangeable*

The Affordable Care Act includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products shown to be highly similar to an FDA-licensed reference biological product. The BPCIA attempts to minimize duplicative testing, and thereby lower development costs and increase patient access to affordable treatments. If our allogeneic products are approved by the FDA, we could face competition from products regulated by the FDA as biosimilar products.

Biosimilarity means that the biological product is highly similar to the reference product notwithstanding minor differences in clinically inactive components; and that there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. In addition, the law provides for a designation of "interchangeability" between the reference and biosimilar products, whereby the biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product. The higher standard of interchangeability must be demonstrated by information sufficient to show that:

- the proposed product is biosimilar to the reference product;

- the proposed product is expected to produce the same clinical result as the reference product in any given patient; and

- for a product that is administered more than once to an individual, the risk to the patient in terms of safety or diminished efficacy of alternating or switching between the biosimilar and the reference product is no greater than the risk of using the reference product without such alternation or switch.

FDA approval is required before a biosimilar may be marketed in the United States. However, complexities associated with the large and intricate structures of biological products and the process by which such products are manufactured pose significant hurdles to the FDA's implementation of the law that are still being worked out by the FDA. For example, the FDA has discretion over the kind and amount of scientific evidence—laboratory, preclinical and/or clinical—required to demonstrate biosimilarity to a licensed biological product.

The FDA intends to consider the totality of the evidence, provided by a sponsor to support a demonstration of biosimilarity, and recommends that sponsors use a stepwise approach in the development of their biosimilar products. Biosimilar product applications thus may not be required to duplicate the entirety of preclinical and clinical testing used to establish the underlying safety and effectiveness of the reference product. However, the FDA may refuse to approve a biosimilar application if there is insufficient information to show that the active ingredients are the same or to demonstrate that any impurities or differences in active ingredients do not affect the safety, purity or potency of the biosimilar product. In addition, as with BLAs, biosimilar product applications will not be approved unless the product is manufactured in facilities designed to assure and preserve the biological product's safety, purity and potency.

The submission of a biosimilar application does not guarantee that the FDA will accept the application for filing and review, as the FDA may refuse to accept applications that it finds are insufficiently complete. The FDA will treat a biosimilar application or supplement as incomplete if, among other reasons, any applicable user fees assessed under the Biosimilar User Fee Act of 2012 have not been paid. In addition, the FDA may accept an application for filing but deny approval on the basis that the sponsor has not demonstrated biosimilarity, in which case the sponsor may choose to conduct further analytical, preclinical or clinical studies and submit a BLA for licensure as a new biological product.

The timing of final FDA approval of a biosimilar for commercial distribution depends on a variety of factors, including whether the manufacturer of the branded product is entitled to one or more statutory exclusivity periods, during which time the FDA is prohibited from approving any products that are biosimilar to the branded product. The FDA cannot approve a biosimilar application for twelve years from the date of first licensure of the reference product. Additionally, a biosimilar product sponsor may not submit an application for four years from the date of first licensure of the reference product. A reference product may also be entitled to exclusivity under other statutory provisions. For example, a reference product designated for a rare disease or condition (an "orphan drug") may be entitled to seven years of exclusivity, in which case no product that is biosimilar to the reference product may be approved until either the end of the twelve-year period provided under the biosimilarity statute or the end of the seven-year orphan drug exclusivity period, whichever occurs later. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block biosimilarity applications from being approved on or after the patent expiration date. In addition, the FDA may under certain circumstances extend the exclusivity period for the reference product by an additional six months if the FDA requests, and the manufacturer undertakes, studies on the effect of its product in children, a so-called pediatric extension.

The first biological product determined to be interchangeable with a branded product for any condition of use is also entitled to a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the reference product for any condition of use. This exclusivity period extends until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued.

### U.S. Premarket Clearance and Approval Requirements for Medical Devices

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require either prior premarket notification, or 510(k) clearance, or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either class I or II, which, absent an exemption, requires the manufacturer to file with the FDA a 510(k) submission requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or certain implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring approval of a PMA application.

### Regulation of CardiAMP through the PMA Pathway

Combination products are therapeutic and diagnostic products that combine drugs, devices, and/or biological products. Because combination products involve components that would normally be regulated under different types of regulatory authorities, and frequently by different centers of the FDA, they raise regulatory, policy, and review management challenges. Differences in regulatory pathways for each component of the product can impact the regulatory processes for all aspects of product development and management, including preclinical testing, clinical investigation, marketing applications, manufacturing and quality control, adverse event reporting, promotion and advertising, and post-approval modifications.

A combination product is assigned to an FDA Agency Center or alternative organizational component that will have primary jurisdiction for its premarket review and regulation. For cell-based therapy and related products, the FDA established the Office of Cellular, Tissue and Gene Therapies within CBER to consolidate the review of such products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. In our case, the CardiAMP Cell Therapy System involves minimal manipulation of cells within the procedure room, enabling it to be the first cardiac cell-based therapy we are aware of that CBER has indicated it will regulate through the PMA pathway.

PMA applications must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA's satisfaction reasonable safety and effectiveness of the cell-based therapy. After a PMA application is deemed complete, the FDA will accept the application for filing and begin an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. As part of its review of the PMA, the FDA will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. FDA review of an initial PMA application is required by statute to take between six to ten months, although the process typically takes longer, and may require several years to complete. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. Once granted, PMA approval may be withdrawn by the FDA if compliance with post-approval requirements, conditions of approval or other regulatory standards is not maintained, or problems are identified following initial marketing.

The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, collection of long-term follow-up data from patients in the clinical trial that supported approval, or new post-approval studies. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. PMA supplements are required for modifications that could affect device safety or effectiveness, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as an original PMA application, except that the supplement is limited to information needed to support any changes to the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

A clinical trial is almost always required to support a PMA application. We expect that the CardiAMP Cell Therapy System will require a single pivotal trial for PMA approval in the CardiAMP Heart Failure and CardiAMP Chronic Myocardial Ischemia trials. However, there is no guarantee that the FDA will grant us regulatory approval to market the CardiAMP Cell Therapy System on the basis of a single pivotal trial. Two well-controlled pivotal studies could be necessary to provide the FDA assurance of safety or effectiveness. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an IDE application, which the FDA reviews. Some types of trials deemed to present "non-significant risk" are deemed to have an approved IDE once certain requirements are addressed, and IRB approval is obtained. If the device presents a "significant risk" to human health, as defined by FDA regulations, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory trial results, showing that it is safe to evaluate the device in humans and that the trial protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the trial. During a trial, we are required to comply with the FDA's IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion or commercialization of investigational devices or making safety or efficacy claims for them, among other things. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy, and the clinical trials must be conducted pursuant to GCPs. The investigators must also obtain patient-informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with all reporting and record keeping requirements, among other things. The FDA's grant of permission to proceed with clinical trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support marketing clearance or approval. In addition, there can be no assurance that the data generated during a clinical trial will meet the chosen study endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. Similarly, in Europe, the clinical trial must be approved by the local ethics committee and in some cases, including trials of high-risk devices, by the Ministry of Health in the applicable country.

The FDA may grant Breakthrough Device designation for certain medical devices and device-led combination products that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. In January 2021, the CardiAMP Cell Therapy System received this designation for its ischemic heart failure indication being pursued in the current clinical trial. The goal of the Breakthrough Devices Program is to provide patients and health care providers with timely access to these medical devices by speeding up their development, assessment, and review, while preserving the statutory standards for premarket approval, 510(k) clearance, and De Novo marketing authorization, consistent with the Agency's mission to protect and promote public health. The Breakthrough Devices Program replaces the Expedited Access Pathway and Priority Review for medical devices. The FDA considers devices granted designation under the Expedited Access Pathway to be part of the Breakthrough Devices Program. The Breakthrough Devices Program offers manufacturers an opportunity to interact with the FDA's experts through several different program options to efficiently address topics as they arise during the premarket review phase, which can help manufacturers receive feedback from the FDA and identify areas of agreement in a timely way. Manufacturers can also expect prioritized review of their submission. After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer's manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:

- adverse publicity, untitled letters or warning letters;

- fines, injunctions, consent decrees and civil penalties;

- recall, detention or seizure of our products;

- operating restrictions, partial suspension or total shutdown of production;

- refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;

- withdrawing 510(k) clearance or premarket approvals that are already granted;

- refusal to grant export approval for our products;

- criminal prosecution; and

- unanticipated expenditures to address or defend such actions.

Because elements of the CardiAMP Cell Therapy System are already approved or cleared and manufactured for commercial use, we believe regulatory approval risks are primarily those of clinical safety and efficacy in each of the two indications being assessed under separate IDEs.

### *Regulation of Companion Diagnostics*

Companion diagnostics are subject to regulation by the FDA, the EMA and other foreign regulatory authorities as medical devices and require separate regulatory clearance or approval prior to commercial use. While we anticipate that the CardiAMP diagnostic cell population analysis for each indication will require approval under a PMA submitted to the CDRH prior to commercialization, we are also exploring potential options to develop the CardiAMP cell population analysis as a laboratory- developed test (LDT). We and our third-party collaborators who may develop our companion diagnostics will work cooperatively to generate the data required to commercialize our CardiAMP cell population analysis and will remain in close contact with the CDRH to ensure that any changes in the regulatory requirements are incorporated into the development plans. We further anticipate that regulatory approval of the CardiAMP cell population analysis for each indication will be a prerequisite to our ability to market the CardiAMP Cell Therapy System. Representatives of CDRH have participated in our meetings with CBER regarding CardiAMP Cell Therapy System to discuss the potential use of the CardiAMP cell population analysis, and we anticipate that future meetings will include representatives from both CBER and CDRH to ensure that the PMA submissions (for CardiAMP Cell Therapy System and the CardiAMP population analysis) are coordinated and subject to parallel review by these respective FDA centers. Accordingly, our objective is to align the development programs such that the CardiAMP cell population analysis will be developed and approved contemporaneously with CardiAMP.

On July 31, 2014, the FDA issued "Guidance for Industry: In Vitro Companion Diagnostic Devices," to help companies identify the need for companion diagnostics at an earlier stage in the drug development process and to plan for co-development of the drug and companion diagnostic test. The ultimate goal of the guidance is to stimulate early collaborations that will result in faster access to promising new treatments for patients living with serious and life-threatening diseases. According to the draft guidance, for novel products such as CardiAMP, the PMA for a companion diagnostic device should be developed and approved contemporaneously with the biological product. We believe our programs for the development of the CardiAMP cell population analysis are consistent with the draft guidance as proposed.

To the extent we elect to develop our diagnostic assay as an LDT, FDA may nonetheless regulate the LDT as a medical device. The FDA has historically exercised enforcement discretion in not enforcing the medical device regulations against LDTs and LDT manufacturers. However, on October 3, 2014, the FDA issued two draft guidance documents that set forth the FDA's proposed risk-based framework for regulating LDTs, which are designed, manufactured, and used within a single laboratory. In January 2017, the FDA announced that it would not issue final guidance on the oversight of LDTs and LDT manufacturers but would seek further public discussion on an appropriate oversight approach and give Congress an opportunity to develop a legislative solution. In 2019, the FDA issued warning letters to genomics labs for illegally marketing genetic tests that claim to predict patients' responses to specific medications, noting that the FDA has not created a legal "carve- out" for LDTs and retains discretion to take action when appropriate, such as when certain genomic tests raise significant public health concerns. As laboratories and manufacturers develop more complex genetic tests and diagnostic software, the FDA may increase its regulation of LDTs. If we elect to develop an LDT for our CardiAMP cell population analysis, any future legislative or administrative rule making or oversight of LDTs and LDT manufacturers if and when finalized, may significantly impact the sales of our products and how customers use our products, and may require us to change our business model in order to maintain compliance with these laws.

In August 2020, the Department of Health and Human Services (HHS) announced rescission of guidance and other informal issuances of the FDA regarding premarket review of LDTs absent notice-and-comment rulemaking, stating that, absent notice-and-comment rulemaking, those seeking approval or clearance of, or an emergency use authorization, for an LDT may nonetheless voluntarily submit a premarket approval application, premarket notification or an EUA request, respectively, but are not required to do so. In November 2021, HHS withdrew the August 2020 policy announcement, stating that HHS does not have a policy on LDTs that is separate from FDA's longstanding approach.

Further, in June 2021, legislative and administrative proposals to amend the FDA's oversight of LDTs have been introduced in recent years, including the Verifying Accurate Leading-edge IVCT Development Act of 2021 (VALID Act). In September 2022, Congress passed the FDA user fee reauthorization legislation without substantive FDA policy riders, including the VALID Act, but Congress may revisit the policy riders and enact other FDA programmatic reforms in the future. It is unclear how future legislation by federal and state governments and FDA regulation will impact the industry, including our business and that of our customers.

To the extent FDA determines that any LDT product we may develop in the future is subject to additional regulation as a medical device or disagrees with our LDT determination and asserts that such product is considered an in vitro diagnostic device, our ability to market and sell such LDT would be impeded and our business, prospects, results of operations and financial condition may be adversely affected. In addition, FDA could consider our product to be misbranded or adulterated under the Federal Food, Drug, and Cosmetic Act and subject to recall and/or other enforcement action. Such enforcement action may also delay or negatively impact FDA approval of our regulatory submissions. If FDA disagrees without our LDT determination, we would not be able to commercialize our assay until we obtain PMA approval and comply with the applicable quality system requirements.

### *Coverage and Reimbursement*

Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government healthcare programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our therapeutic candidates or a decision by a third-party payor to not cover our therapeutic candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.

*Affordable Care Act*

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of the Affordable Care Act of greatest importance to the pharmaceutical industry are the following:

- The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. Effective in 2010, the Affordable Care Act made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price (AMP) to 23.1% of AMP and adding a new rebate calculation for "line extensions" (*i.e.*, new formulations, such as extended-release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The Affordable Care Act also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid-managed care utilization as of 2010. Per a ruling by the U.S. Supreme Court in 2012, states have the option to expand their Medicaid programs which in turn expands the population eligible for Medicaid drug benefits. The Centers for Medicare & Medicaid Services, or CMS, has proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, the Affordable Care Act provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.

- In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, the Affordable Care Act expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In July 2013, the Health Resources and Services Administration (HRSA) issued a final rule allowing the newly eligible entities to access discounted orphan drugs if used for non-orphan indications. While the final rule was vacated by a federal court ruling, HRSA has stated it will continue to allow discounts for orphan drugs when used for any indication other than for orphan indications. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

- Effective in 2011, the Affordable Care Act imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (*i.e.*, "donut hole").

- Effective in 2011, the Affordable Care Act imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.

- The Affordable Care Act required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any "transfer of value" made or distributed to such entities, as well as any ownership or investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS by March 2014.

Since the enactment of the ACA, there have been judicial and Congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how future litigation or healthcare measures promulgated by the Biden administration will impact our business, financial condition and results of operations. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in material adverse effect on our business.

There has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. Further, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In response to this executive order, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and potential legislative policies that Congress could pursue to advance these principles. In addition, Congress is considering legislation that, if passed, could have significant impact on prices of prescription drugs covered by Medicare, including limitations on drug price increases. The impact of these regulations and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is currently unknown. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

At the state level, individual states are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. These measures could reduce the demand for our products, if approved, or impose additional pricing pressures on how much we can charge for our products if approved.

***Other Healthcare Laws and Compliance Requirements***

If we obtain regulatory approval for any of our product candidates, we may be subject to various federal and state laws targeting fraud and abuse in the healthcare industry. These laws may impact, among other things, our proposed sale, marketing and education programs. In addition, we may be subject to patient privacy regulations by both the federal government and the states in which we conduct our business. The laws may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as Medicare and Medicaid programs;

- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

- the federal transparency laws, including the federal Physician Payment Sunshine Act, that requires drug manufacturers to disclose information related to payments and other transfers of value provided to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others) and teaching hospitals, as well as information regarding ownership and investment interest held by such physicians and their immediate family members;

- HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information; and

- State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our future business activities could be subject to challenge under one or more of such laws. In addition, the Affordable Care Act broadened the reach of the fraud and abuse laws by, among other things, amending the intent requirement of the federal Anti-Kickback Statute and certain criminal healthcare fraud statutes. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims laws or the civil monetary penalties statute.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business.

Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar state laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and results of operations.

If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, exclusion from participation in government healthcare programs, such as Medicare and Medicaid and imprisonment, damages, fines and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

### Government Regulation outside the United States

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Because biologically-sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries.

Whether or not we obtain FDA approval or clearance for a product, we must obtain the requisite approvals or clearances from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the PMA or IND prior to the commencement of human clinical trials. In Europe, for example, a Clinical Trial Authorization, or CTA, must be submitted to each country's national health authority and an independent ethics committee, much like the FDA and the IRB, respectively. Once the CTA is approved in accordance with a country's requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational biological product under European regulatory systems, we must submit a marketing authorization application. The application used to file the PMAs for CardiAMP Cell Therapy System and BLA for allogeneic cells in the United States are similar to that required in Europe, with the exception of, among other things, country-specific document requirements. Europe also provides opportunities for market exclusivity. For example, in Europe, upon receiving marketing authorization, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in Europe from referencing the innovator's data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator's data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by Europe's regulatory authorities to be a new chemical entity, and products may not qualify for data exclusivity.

The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

- the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

- the applicant consents to a second orphan medicinal product application; or

- the applicant cannot supply enough orphan medicinal product.

For other countries outside of Europe, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

In Europe, we expect our cell therapy systems to be regulated as advanced therapy medicinal products, or ATMPs. To provide for a common framework for the marketing of ATMPs, Regulation (EC) No 1394/2007 of the European Parliament and of the Council on advanced therapy medicinal products, or ATMP Regulation, was adopted in 2007. The ATMP Regulation was designed to ensure a high level of human health protection as well as the free movement of ATMPs in Europe. The cornerstone of the ATMP Regulation is that a marketing authorization must be obtained prior to the marketing of ATMPs. In turn, the marketing authorization can only be granted if, after a scientific assessment of the quality, efficacy and safety profile, it is demonstrated that the benefits outweigh the risks. The application for a marketing authorization must be submitted to the EMA and the final decision is taken by the European Commission. This procedure ensures that these products are assessed by a specialized body (the Committee for Advanced Therapies, or CAT) and that the marketing authorization is valid in all the European Union Member States.

The ATMP Regulation empowered the EMA to make scientific recommendations as to whether a given product should be considered an ATMP (hereinafter "classifications"). Additionally, it provided for a new instrument, the so-called certification procedure, designed as an incentive for small and medium-sized enterprises, or SMEs, that were involved in the first stages of the development of ATMPs but lacked the resources to conduct clinical trials. Specifically, the certification that the quality and preclinical aspects of the development are in conformity with the relevant regulatory requirements was expected to help SMEs attract capital and to facilitate the transfer of research activities to entities with the capacity to market medicinal products.

The ATMP Regulation builds on the procedures, concepts, and requirements designed for chemical-based medicinal products. However, ATMPs present very different characteristics. Additionally, in contrast to chemical-based medicinal products, research in advanced therapies is, for the most part, conducted by academia, non-for-profit organizations, and SMEs, which only have limited financial resources and often lack exposure to the regulatory system that governs medicines.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

The advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. The European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe. The EU Medical Device Regulation entered into application in May 2021. In Germany, the advertising and promotion of our products can also be subject to restrictions provided by the German Act Against Unfair Competition (Gesetzgegen den unlauteren Wettbewerb) and the law on the advertising of medicines (Heilmittelwerbegesetz), criminal law, and some codices of conduct with regard to medical products and medical devices, among others. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the United States, we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC Declaration of Conformity and affixing the CE Mark of conformity to our medical devices. Many other countries accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.

*Japan*

It is expected that the CardiAMP Cell Therapy System will be regulated as a medical device system in Japan. Companies interested in offering medical device products in Japan must comply with Japan's Pharmaceuticals and Medical Devices Act (PMD Act). To obtain regulatory approval of a medical device under Japanese regulatory systems, we must submit a marketing authorization application. The application used to file the PMAs for CardiAMP Cell Therapy System in the United States are similar to that required in Japan, with the exception of, among other things, country-specific document requirements. As part of the approval process, medical device manufacturers must: Comply with Ministry of Health Labor and Welfare Ordinance No. 169 related to quality management systems, appoint an in-country representative, and register design and manufacturing facilities, among other requirements.

In March 2022, we have made a submission and request for preliminary consultation with the Japanese Pharmaceutical and Medical Device Agency (PMDA) to seek their guidance on the most appropriate pathways for approval of the CardiAMP Cell Therapy System in Japan. In the preliminary consultation we seek PMDA's opinion regarding the adequacy of existing non-clinical and foreign clinical data to support Japanese registration. We also believe the CardiAMP Cell Therapy System meets criteria for "priority review" (1. Severity of the indication, 2. significant superiority in efficacy and/or safety over the existing devices or therapies) and have sought the PMDAs guidance.

In July 2022, the Company had its second consultation with PMDA regarding potential approval of CardiAMP for the treatment of ischemic heart failure in Japan based on existing data. After working with distinguished physician leaders, BioCardia is in the process of completing a formal submission for approval. The large submission was submitted for translation into Japanese in March 2023 and is expected to be submitted to PMDA by our regulatory consultants when the translation is completed in April 2023.

**Employees and Human Capital**

As of December 31, 2022, we had 30 full-time and 6 part-time employees, consisting of clinical development, product development, regulatory, manufacturing, quality, finance, administration, sales, and marketing. We also regularly use independent contractors across the organization to augment our regular staff. None of our employees are covered by collective bargaining agreements and we consider relations with our employees to be good.

We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

**Corporate Information**

We were originally incorporated as NAM Corporation in Delaware on January 12, 1994. We changed our name to BioCardia, Inc. on October 26, 2016 in connection with a reverse merger transaction (the "Merger") in which our wholly owned subsidiary, Icicle Acquisition Corp., merged with and into BioCardia Lifesciences, Inc. (which was named BioCardia, Inc. prior to the Merger), with BioCardia Lifesciences continuing as the surviving company. Following the completion of the reverse merger transaction, we assumed the business and operations of BioCardia Lifesciences and changed our name to BioCardia, Inc.

We operate in only one business segment, which is a clinical-stage biotherapeutic company developing novel therapeutics for diseases with large unmet medical needs. See Note 1 to our consolidated financial statements for the year ended December 31, 2022 included in this Annual Report. Our principal executive offices are located at 320 Soquel Way, Sunnyvale CA 94085. Our telephone number is (650) 226-0120.

Our website address is *www.biocardia.com*. Information contained in our website is not incorporated by reference into this Annual Report and should not be considered to be a part of this Annual Report. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our investor relations website as soon as reasonably practicable after we electronically file such material with, or furnish it to the Securities and Exchange Commission, or SEC. The SEC also maintains a website that contains these reports and our other electronic SEC filings.

**ITEM 1A. RISK FACTORS**

**SUMMARY OF RISK FACTORS**

*Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report and our other filings with the SEC before making an investment decision regarding our common stock.*

**Risks Related to Our Business, Financial Condition and Capital Requirements**
- We have a history of operating losses, and we may not be able to achieve or sustain profitability.
- We will require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.
- Our existing and any future contractual arrangement that we expect will provide us access to capital may provide less capital than expected and on a delayed basis.

**Risks Related to Development and Commercialization**
- Our success depends in large part on our ability to obtain approval for, and successfully commercialize, the CardiAMP Cell Therapy System. Because the CardiAMP Cell Therapy System is, to our knowledge, the first cardiac cell-based therapy with an accepted pivotal trial that is to be regulated by the FDA via the premarket approval pathway, the approval process for the CardiAMP Cell Therapy System is uncertain.
- Our cell therapy systems and other therapeutic candidates are based on novel technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no cell-based therapies have been approved in the United States for a cardiac indication.
- We have encountered, and may in the future encounter, substantial delays in our clinical studies.
- We may find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our therapeutic candidates.
- We rely on third parties to conduct some or all aspects of our product manufacturing, diagnostic protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.
- We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
- We depend on third-party vendors to manufacture some of our components and sub-assemblies, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.
- Our future commercial success depends upon attaining significant market acceptance of our therapeutic candidates, if approved, among physicians, patients and healthcare payors.
- Our ability to compete is highly dependent on demonstrating the benefits of CardiAMP to physicians, hospitals and patients.
- We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.
- If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our therapeutic candidates, if approved, we may be unable to generate any revenues.
- We have limited experience manufacturing our therapeutic candidates or products in commercial quantities, which could harm our business.
- If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payors, sales and profitability would be adversely affected.

**Risks Relating to Government Regulation, Compliance and Litigation**

- Even if we obtain regulatory approval for a product candidate, including our cell therapy systems and other therapeutic candidates, these products or therapies, along with our other regulated products, will be subject to ongoing regulatory scrutiny.
- We may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory agencies.
- If we fail to obtain and maintain necessary regulatory clearances or approvals for our therapeutic candidates or products, or if clearances or approvals for our therapeutic candidates or products in additional indications are delayed or not issued, our commercial operations would be harmed.
- Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our therapeutic candidates or products or limit the scope of any approved indication or market acceptance.
- Our therapeutic candidates are intended to treat patients who are extremely ill, and patient deaths that occur in our clinical trials could negatively impact our business even if they are not shown to be related to our therapeutic candidates.
- If we or our suppliers fail to comply with the FDA's QSRs, our manufacturing operations could be delayed or shut down and product sales could suffer.
- The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we are unable to obtain timely regulatory approval for our therapeutic candidates, our business may be substantially harmed.
- Even if we obtain and maintain approval for our therapeutic candidates or products from the FDA, we may never obtain approval for our therapeutic candidates or products outside of the United States, which would limit our market opportunities and adversely affect our business.
- We may face competition from biosimilars due to changes in the regulatory environment.
- A recall of any of our commercialized products, or the discovery of serious safety issues, could have a significant negative impact on us.
- Modifications to our products may require reclassifications, new regulatory approvals or clearances, or may require us to cease marketing or recall the modified products until new CE marking is obtained.
- Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements and insider trading.
- If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our therapeutic candidates or products.

**Risks Related to the Operation of Our Business**

- If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our therapeutic candidates, conduct our clinical trials and commercialize our therapeutic candidates.
- We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.
- Our business and operations would suffer in the event of system failures.
- Our business, financial condition and results of operations, including our preclinical studies and clinical trials, could continue to be harmed by the effect of the COVID-19 pandemic or other health epidemics and pandemics.

**Risks Relating to Our Intellectual Property**

- We may not be able to protect our proprietary technology in the marketplace.
- The patent protection of biotherapeutics is complex and uncertain.
- We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.
- We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.
- Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
- Patent reform legislation and recent court decisions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
- If third parties claim that our therapeutic candidates or other products infringe upon their intellectual property, commercialization of our therapeutic candidates or products and our operating profits could be adversely affected.
- If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity of our therapeutic candidates or products, our business may be materially harmed.

**Risks Related to Our Securities**
- The market price and trading volume of our securities may be volatile and may be affected by economic conditions beyond our control.
- We may be exposed to additional risks as a result of our reverse merger transaction.
- Our annual and quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.
- Raising additional funds through debt or equity financing could be dilutive and may cause the market price of our common stock to decline.
- The sale or issuance of our common stock to Lincoln Park, Cantor and through private placements may cause dilution and the sale of the shares of common stock acquired by Lincoln Park, Cantor and through private placements, or the perception that such sales may occur, could cause the price of our common stock to fall.
- Future sales and issuances of our common stock or rights to purchase our common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

**General Risks**
- We are at risk of securities class action litigation.

# RISK FACTORS

*Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before investing in our securities. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially harmed. In that event, market prices of our securities could decline, and you could lose part or all of your investment.*

## Risks Relating to Our Business, Financial Condition and Capital Requirements

### *We have a history of operating losses, and we may not be able to achieve or sustain profitability.*

We are a clinical-stage regenerative medicine company and we have not yet generated a profit. We have incurred net losses during each of our fiscal years since our inception. Our net loss for the year ended December 31, 2022 was $11.9 million and our accumulated deficit totaled $140.6 million as of December 31, 2022. We do not know whether or when we will become profitable, if ever. We currently expect operating losses and negative cash flows to continue for at least the next several years.

To date, our only approved or cleared products are our Morph universal deflectable guide catheters and Morph AccessPro sheaths, in the United States and Europe; our AVANCE™ steerable introducer and our Morph DNA deflectable guides in the United States only; and our Helix biotherapeutic delivery system in Europe. Our limited commercialization experience and number of approved products makes it difficult to evaluate our current business and predict our future prospects. Our short commercialization experience and limited number of approved products also makes it difficult for us to forecast our future financial performance and growth and such forecasts are limited and subject to a number of uncertainties, including our ability to successfully complete our Phase III pivotal trials in heart failure and chronic myocardial ischemia and obtain FDA approval for, and then successfully commercialize, the CardiAMP Cell Therapy System.

Our ability to generate sufficient revenue to achieve profitability depends on our ability, either alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize our therapeutic candidates. We do not anticipate generating revenues from sales of our cell therapy systems or any other biotherapeutic candidates within the next few years, and we may never generate sales of these products.

We anticipate that our expenses will increase in the future as we continue to incur significant research and development and other expenses related to our ongoing operations, seek regulatory approvals for our therapeutic candidates, scale-up manufacturing capabilities and hire additional personnel to support the development of our therapeutic candidates and commercialization efforts. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. To achieve and maintain profitability, we must successfully develop our therapeutic candidates, obtain regulatory approvals and manufacture, market and sell those products for which we obtain regulatory approvals. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our therapeutic candidates may receive approval, and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our therapeutic candidates in those markets. We may not succeed in these activities, and we may never generate revenue from product sales that is significant enough to achieve profitability. Our failure to become or remain profitable would depress our market value and could impair our ability to raise capital, expand our business, discover or develop other product candidates or continue our operations. A decline in the value of our company could cause you to lose part or all of your investment.

Our audited consolidated financial statements as of and for the year ended December 31, 2022 have been prepared on the basis that we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred significant losses since our inception and we expect that we will continue to incur losses as we aim to successfully execute our business plan and will be dependent on additional public or private financings, collaborations or licensing arrangements with strategic partners, or additional credit lines or other debt financing sources to fund continuing operations. Based on our cash balances, recurring losses since inception and our existing capital resources to fund our planned operations for a twelve-month period, there is substantial doubt about our ability to continue as a going concern. As noted below, we may need to obtain additional funding from equity or debt financings, which may require us to agree to burdensome covenants, grant security interests in our assets, enter into collaboration and licensing arrangements that require us to relinquish commercial rights, or grant licenses on terms that are not favorable. No assurance can be given at this time as to whether we will be able to achieve our fundraising objectives, regardless of the terms. If adequate funds are not available, the Company may be required to reduce operating expenses, delay or reduce the scope of its product development programs, obtain funds through arrangements with others that may require the Company to relinquish rights to certain of its technologies or products that the Company would otherwise seek to develop or commercialize itself, or cease operations.

***We will require substantial additional financing to achieve our goals, and our failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.***

Our operations have consumed substantial amounts of cash since inception. We expect to continue to incur significant expenses and operating losses for the foreseeable future in connection with our planned research, development and product commercialization efforts, including our planned clinical trials for our cell therapy candidates. In addition, we will require additional financing to achieve our goals and our failure to do so could adversely affect our commercialization efforts. We anticipate that our expenses will increase substantially if and as we:

- continue the research and clinical development of our therapeutic candidates;

- initiate and advance our therapeutic candidates in expensive clinical studies, including the ongoing Phase III pivotal trial for our CardiAMP Cell Therapy System therapeutic candidate in heart failure, our approved Phase III pivotal trial for our CardiAMP Cell Therapy System therapeutic candidate in chronic myocardial ischemia and our two approved Phase I/II clinical trials for our Neurokinin-1 Receptor Positive mesenchymal stem cells (NK1R+ MSC) therapy in for the treatment of cardiac and pulmonary disease;

- seek to identify, assess, acquire, and/or develop other product candidates and technologies;

- seek regulatory and marketing approvals in multiple jurisdictions for our therapeutic candidates that successfully complete clinical studies;

- build and maintain a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval, or otherwise establish collaborations with third parties for the development and commercialization of our therapeutic candidates;

- further develop and implement our manufacturing processes and expand our manufacturing capabilities and resources for commercial production;

- seek coverage and reimbursement from third-party payors, including government and private payors for future products;

- seek to maintain, protect and expand our intellectual property portfolio; and

- seek to attract and retain skilled personnel.

We have experienced delays, and if we were to experience any future delays or encounter issues with any of the above, including clinical holds, failed studies, inconclusive or complex results, safety or efficacy issues, or other regulatory challenges that require longer follow-up of existing studies, additional major studies, or additional supportive studies in order to pursue marketing approval, it could further increase the costs associated with the above. Further, the net operating losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

***Our existing and any future contractual arrangement that we expect will provide us access to capital may provide less capital than expected and on a delayed basis.***

We have, and may in the future enter into, contractual arrangements that are designed to facilitate our access to capital. We entered into a purchase agreement with Lincoln Park Capital Fund, LLC (LPC Purchase Agreement) in March 2021, pursuant to which Lincoln Park committed to purchase up to $20 million of shares our common stock (LPC Facility), and in March 2022, we entered into a sales agreement (Sales Agreement) with Cantor Fitzgerald & Co. (Cantor) pursuant to which we may sell shares of our common stock through Cantor as the Sales Agent at current market prices (ATM Offering). However, there are limitations to the LPC Facility and the ATM Offering.

Specifically, our ability to sell shares under the LPC Facility is limited by the terms and conditions in the LPC Purchase Agreement, including restrictions on the amounts we may sell to Lincoln Park at any one time, and a limitation on our ability to sell shares to Lincoln Park to the extent that it would cause Lincoln Park to beneficially own more than 9.99% of our outstanding shares of common stock. Additionally, under the LPC Purchase Agreement, we will only be able to sell or issue to Lincoln Park a maximum aggregate number of shares equal to 19.99% of the shares of common stock outstanding on the date of the LPC Purchase Agreement (Exchange Cap), unless we obtain shareholder approval to issue shares in excess of the Exchange Cap, or the average price of all applicable sales of our common stock to Lincoln Park under the LPC Purchase Agreement is equal to or greater than the base price of $4.2736, such that the Exchange Cap would not apply to issuances and sales of common stock to Lincoln Park under the LPC Purchase Agreement. Furthermore, the ATM Offering is limited by the terms and conditions in the Sales Agreement with Cantor. Under the terms of the Sales Agreement, the obligations of Cantor are only to use reasonable efforts to sell shares our common stock, but there is no actual obligation to sell or guarantee that we will be able to place any shares. We are also limited in the amount we may sell under the Sales Agreement to the amount that is covered by an effective registration statement with the Securities and Exchange Commission, the current amount of which is approximately $8.5 million. Therefore, we currently do not, and may not in the future, have access to the full amount otherwise available to us under the LPC Facility, ATM Offering or any similar contractual arrangement we may enter into in the future. In addition, any amounts we sell under the LPC Facility and ATM Offering may not satisfy all of our funding needs or may not fund them on a timely basis, even if we are able and choose to sell and issue all of our common stock otherwise issuable pursuant to the LPC Purchase Agreement and Sales Agreement, respectively.

***Our cash and cash equivalents could be adversely affected if the financial institutions in which we hold our cash and cash equivalents fail.***

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit. A failure of a depository institution to return these deposits, or if a depository institution is subject to other adverse conditions in the financial or credit markets, could impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity and financial performance.

***Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.***

We have incurred substantial losses during our history and do not expect to become profitable in the near future and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Losses generated after 2017 do not have an expiration date. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. None of our pre-Merger tax attributes remain available after the Merger as a result of limitations under Section 382 of the Code. Further, our prior equity offerings and other changes in our stock ownership may have resulted in ownership changes. We have not performed an analysis to assess whether an ownership change has occurred. If we have experienced an ownership change at any time since our formation, utilization of our net operating loss carryforwards would be subject to an annual limitation under Section 382 and 383 of the Code. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which are outside of our control. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income and tax credits may be subject to limitations, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. Use of these NOLs will depend on future income in relationship to expiration dates of these carryforwards.

***Recent U.S. tax legislation and future changes to applicable U.S. or foreign tax laws and regulations may have a material adverse effect on our business, financial condition and results of operations.***

We are subject to income and other taxes in the U.S. Changes in laws and policy relating to taxes or trade may have an adverse effect on our business, financial condition and results of operations. For example, the U.S. government recently enacted significant tax reform, and certain provisions of the new law may adversely affect us. For example, beginning in 2022, the legislation commonly known as the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Section 174 of the Code. If the requirement to capitalize Section 174 expenditures is not modified, it may impact our effective tax rate and our cash tax liability in future years. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections and will be subject to interpretations and implementing regulations by the Treasury and Internal Revenue Service, any of which could mitigate or increase certain adverse effects of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation. Generally, future changes in applicable U.S. or foreign tax laws and regulations, or their interpretation and application could have an adverse effect on our business, financial conditions and results of operations. Changes with respect to the transition to a territorial tax system are generally expected to have little impact given our lack of foreign operations.

**Risks Relating to Development and Commercialization**

***Our success depends in large part on our ability to obtain approval for, and successfully commercialize, the CardiAMP Cell Therapy System.***

The long-term viability of our company is largely dependent on the successful development and commercialization of the CardiAMP Cell Therapy System. We are currently enrolling patients in a Phase III pivotal trial that will be used to support regulatory approval, and we do not have significant long-term data on the CardiAMP Cell Therapy System's safety and efficacy in either heart failure or chronic myocardial ischemia. While we expect to successfully complete our ongoing Phase III pivotal trial of the CardiAMP Cell Therapy System in heart failure, there can be no guarantee that the study will be completed, that the primary endpoints will be achieved, or that we will receive regulatory approval for the sale and marketing in the United States. Additionally, while we monitor and audit our and our CROs' activities and data during clinical development, there can be no guarantee that the data we obtain in such activities will be accurate and complete. Our success depends on the accuracy and completeness of such data, and our prospects may be adversely affected if we apply inaccurate or incomplete data in making future decisions. A number of companies in similar fields have suffered significant setbacks during clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising preliminary results. Because we are depending heavily on sales of the CardiAMP Cell Therapy System to achieve our revenue goals, failure to successfully complete the study and receive FDA approval, in a timely manner or at all, will harm our financial results and ability to become profitable. Even if we obtain regulatory approval, our ability to successfully market this product will be limited due to a number of factors, including regulatory restrictions in our labeling or requirements to obtain additional post-approval data, if any. In addition, there can be no guarantee that the CardiAMP Cell Therapy System will be accepted by the medical community as a valid alternative to currently available products. If we cannot sell the CardiAMP Cell Therapy System as planned, our financial results will be harmed.

FDA acceptance of a Phase III pivotal trial is not a guarantee of an approval of a product candidate or any permissible claims about the product candidate. Failure to successfully complete our ongoing Phase III trial of CardiAMP in heart failure would significantly impair our financial results. Such a failure could (i) delay or prevent the CardiAMP Cell Therapy System from obtaining regulatory approval, (ii) require us to perform another clinical trial, which will be expensive, may not be successful and will significantly delay our ability to commercialize the CardiAMP Cell Therapy System and (iii) impair our ability to convince hospitals and physicians of the benefits of our CardiAMP Cell Therapy System product. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for CardiAMP, which may limit the market for this product.

***Because the CardiAMP Cell Therapy System is, to our knowledge, the first cardiac cell-based therapy with an accepted pivotal trial that is to be regulated by the FDA via the premarket approval pathway, the approval process for the CardiAMP Cell Therapy System is uncertain.***

Although we have obtained FDA acceptance of Phase III pivotal trials of the CardiAMP Cell Therapy System for the treatment of HFrEF and chronic myocardial ischemia, this does not guarantee any particular outcome from regulatory review. To the best of our knowledge, the CardiAMP Cell Therapy System for the treatment of HFrEF is the first cardiac cell-based therapy with an accepted pivotal trial that is to be regulated by the FDA Center for Biologics Evaluation and Research, or CBER, via the premarket approval, or PMA, pathway requiring a single trial. The CardiAMP Cell Therapy System for the treatment of chronic myocardial ischemia is also to be regulated under the same IDE/PMA pathway. All other cardiac cell-based therapies in clinical trials are believed to be regulated by the same agency, but as biologics which generally require two separate pivotal trials. There is no guarantee that the FDA will grant us regulatory clearance or approval to market the CardiAMP Cell Therapy System on the basis of a single pivotal trial, or that the FDA will continue to allow us to develop the CardiAMP Cell Therapy System via the PMA pathway. Two well-controlled pivotal studies could be necessary to provide FDA assurance of safety or effectiveness. If the FDA approval process does not occur as we anticipate or we are required to conduct more than one pivotal study to obtain approval, we may incur substantial additional costs and delays to obtain approval, if at all, which would have a material adverse impact on our business, financial condition and prospects.

*Our autologous and allogeneic therapies, delivery systems and other therapeutic candidates are based on novel technology, which makes it difficult to accurately and reliably predict the time and cost of product development and subsequently obtaining regulatory approval. At the moment, no cell-based therapies have been approved in the United States for a cardiac indication.*

The success of our business depends on our ability to develop and commercialize our therapeutic candidates, including CardiAMP. We have concentrated our product research and development efforts on our CardiAMP therapeutic candidate, a novel type of cell-based therapy. Our future success depends on the successful development of this therapeutic approach. There can be no assurance that any development problems we experience related to our therapeutic candidates and products, that we have experienced or that we may experience in the future, will not cause significant delays or unanticipated costs, or that such development problems can be solved. For example, in 2020, our efforts to lift a clinical hold on our allogeneic cell therapy product candidate was not successful when reviewed by the FDA due to issues they identified with respect to our chemistry, manufacturing and controls for the approach we had taken. Each element of an IND submission has technical, regulatory, commercial, and other risks and there is no guarantee we will be successful in advancing our therapeutic programs. Also, we may be unable to maintain and further develop sustainable, reproducible and scalable manufacturing processes, or transfer these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our products on a timely or profitable basis, if at all.

In addition, the clinical study requirements of the FDA, the European Medicines Agency, or EMA, and other regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, intended use and market of the potential product candidates. The regulatory approval process for novel product candidates such as our CardiAMP Cell Therapy System and allogeneic cell therapies may be more expensive and take longer than other, better known or extensively studied pharmaceutical or other product candidates to develop. In addition, adverse developments in clinical trials of cell-based products or therapies conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our therapeutic candidates. At the moment, no other cell-based therapies have been approved in the United States for a cardiac indication, which makes it difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our therapeutic candidates in either the United States or elsewhere.

Regulatory requirements governing cell-based therapy products have changed frequently and may continue to change in the future. For example, the FDA established the Office of Cellular, Tissue and Gene Therapies within CBER to consolidate the review of gene therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. These regulatory authorities and advisory groups and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with the FDA and other regulatory authorities, and our products could be reviewed by the FDA's advisory committee. We also must comply with applicable requirements, and if we fail to do so, we may be required to delay or discontinue development of our product candidates.

*We have encountered, and may in the future encounter, substantial delays in our clinical studies.*

We have encountered, and may in the future encounter, substantial delays in our clinical studies. We cannot guarantee that any preclinical testing or clinical trials will be conducted as planned or completed on schedule, if at all. As a result, we may not achieve our expected clinical milestones. A failure can occur at any stage of testing. Events that may prevent successful or timely commencement, enrollment or completion of clinical development include:

- delays in raising, or inability to raise, sufficient capital to fund the planned trials;

- delays in reaching a consensus with regulatory agencies on trial design;

- changes in trial design;

- inability to identify, recruit and train suitable clinical investigators;

- inability to add new clinical trial sites;

- delays in reaching agreement on acceptable terms for the performance of the trials with prospective clinical research organizations, or CROs, and clinical trial sites;

- delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;

- delays in recruiting suitable clinical sites and patients (i.e., subjects) to participate in clinical trials;

- imposition of a clinical hold by regulatory agencies for any reason, including negative clinical results, safety concerns or as a result of an inspection of manufacturing or clinical operations or trial sites;

- failure by us, CROs or other third parties to adhere to clinical trial requirements;

- failure to perform in accordance with the FDA's current Good Clinical Practices, or GCP, or applicable regulatory guidelines in other countries;

- delays in the testing, validation, manufacturing and delivery to the clinical sites;

- delays caused by patients not completing participation in a trial or not returning for post-treatment follow-up;

- delays caused by clinical trial sites not completing a trial;

- failure to demonstrate adequate efficacy;

- occurrence of serious adverse events in clinical trials that are associated with the therapeutic candidates or products that are viewed to outweigh its potential benefits;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols; or

- disagreements between us and the FDA or other regulatory agencies interpreting the data from our clinical trials.

Delays, including those caused by the above factors, can be costly and could negatively affect our ability to complete clinical trials for our therapeutic candidates. If we are not able to successfully complete clinical trials or are not able to do so in a timely and cost-effective manner, we will not be able to obtain regulatory approval and/or will not be able to commercialize our therapeutic candidates or products, which would have an adverse effect on our business. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our therapeutic candidates or products or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our therapeutic candidates or products and may harm our business and results of operations.

***We may find it difficult to enroll patients in our clinical trials, which could delay or prevent development of our therapeutic candidates.***

Identifying and qualifying patients to participate in clinical trials of our therapeutic candidates is critical to our success. The timing of our clinical trials depends on the speed at which we can recruit patients to participate in testing our therapeutic candidates as well as completion of required follow-up periods. In general, if patients are unwilling to participate in our cell-based therapy trials because of negative publicity from adverse events in the biotechnology or cell-based industries or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials and obtaining regulatory approval for our therapeutic candidates may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our therapeutic candidates or termination of the clinical trials altogether.

Patient enrollment and completion of clinical trials are affected by factors including:

- size of the patient population;

- severity of the disease under investigation;

- design of the trial protocol;

- eligibility criteria for the particular trial;

- perceived risks and benefits of the product candidate being tested;

- proximity and availability of clinical trial sites for prospective patients;

- availability of competing therapies and clinical trials;

- efforts to facilitate timely enrollment in clinical trials;

- patient referral practices of physicians;

- ability to monitor patients adequately during and after treatment; and

- the degree of treatment effect in event-driven trials.

Once enrolled, patients may choose to discontinue their participation at any time during the trial, for any reason. Participants also may be terminated from the study at the initiative of the investigator, for example if they experience serious adverse clinical events or do not follow the study directions. If we are unable to maintain an adequate number of patients in our clinical trials, we may be required to delay or terminate an ongoing clinical trial, which would have an adverse effect on our business.

***We depend on our license and distribution agreement with Biomet Biologics, LLC, and if we fail to comply with our obligations under this agreement, or if our rights under this agreement are otherwise reduced or terminated, we could lose intellectual property rights that are important to our business.***

We are a party to a license and distribution agreement with Biomet Biologics, LLC under which we obtained an exclusive, nontransferable, worldwide distribution right, patent license and trademark license to Biomet Biologic, LLC's point of care cell processing platform. Under the terms of the agreement, we are obligated to pay Biomet Biologics, LLC a royalty based on the price of the disposables in the CardiAMP cell processing platform. A breach or termination of this agreement would materially adversely affect the clinical development or commercialization strategy of our CardiAMP therapeutic candidate as currently planned. A reduction or elimination of our rights under this agreement may result in our having to negotiate new or reinstated arrangements on less favorable terms, or our not having sufficient intellectual property rights to operate our business as currently planned. The occurrence of such events could materially harm our business and financial condition.

***We rely on third parties to conduct some or all aspects of our product manufacturing, diagnostic protocol development, research, and preclinical and clinical testing, and these third parties may not perform satisfactorily.***

We do not currently, and do not expect to in the future, independently conduct all aspects of our product manufacturing, anticipated companion diagnostic testing, protocol development, research and monitoring and management of our ongoing preclinical and clinical programs. We currently rely, and expect to continue to rely, on third parties with respect to these items, and control only certain aspects of their activities.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, our commercialization activities or our therapeutic candidate or companion diagnostic development activities may be delayed or suspended. Our reliance on these third parties for research and development activities, including the conduct of any IDE and IND-enabling studies, reduces our control over these activities but does not relieve us of our responsibility to ensure compliance with all required legal, regulatory and scientific standards and any applicable trial protocols. For example, for therapeutic candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IDE and IND-enabling studies and clinical trials are conducted in accordance with the trial plan and protocols.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we may be delayed in completing, or unable to complete, the preclinical studies and clinical trials required to support future IDE and IND submissions and approval of our therapeutic candidates.

Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured the therapeutic candidates or companion diagnostic ourselves, including:

- we may be unable to negotiate manufacturing agreements with third parties under commercially reasonable terms;

- reduced control over the manufacturing process for our therapeutic candidates and companion diagnostic as a result of using third-party manufacturers for many aspects of manufacturing activities;

- termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of our therapeutic candidates or companion diagnostic; and

- disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to delays in the development of our therapeutic candidates, including delays in our clinical trials, or failure to obtain regulatory approval for our therapeutic candidates, or it could impact our ability to successfully commercialize our current therapeutic candidates, companion diagnostic or any future products. Some of these events could be the basis for FDA or other regulatory action, including injunction, recall, seizure or total or partial suspension of production.

***We rely on third parties to conduct, supervise and monitor our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.***

We rely on CROs and clinical trial sites to ensure our clinical trials are conducted properly and on time. While we will have agreements governing their activities, we will have limited influence over their actual performance. We will control only certain aspects of our CROs' activities. Nevertheless, we will be responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs are required to comply with the FDA's GCPs for conducting, recording and reporting the results of clinical trials to assure that the data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial participants are protected. The FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities, enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our CROs fail to comply with applicable GCPs, the clinical data generated in our future clinical trials may be deemed unreliable and the FDA, the EMA, or other foreign regulatory authorities may require us to perform additional clinical trials before approving any marketing applications. Upon inspection, the FDA may determine that our clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficient number of test subjects to evaluate the safety and effectiveness of our therapeutic candidates. Accordingly, if our CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our CROs are not our employees, and we are therefore unable to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our therapeutic candidates. If any such event were to occur, our financial results and the commercial prospects for our therapeutic candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Further, switching or adding additional CROs involves additional costs and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which could materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We may also rely on other third parties to store and distribute our products for the clinical trials that we conduct. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our therapeutic candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

***We depend on third-party vendors to manufacture some of our components and sub-assemblies, which could make us vulnerable to supply shortages and price fluctuations that could harm our business.***

We currently manufacture some of our components and sub-assemblies internally and rely on third-party vendors for other components and sub-assemblies used in our products and therapeutic candidates. Our reliance on third-party vendors subjects us to a number of risks that could impact our ability to manufacture our products and therapeutic candidates and harm our business, including:

- interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations;

- delays in product shipments resulting from uncorrected defects, reliability issues or a supplier's failure to consistently produce quality components;

- price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components;

- inability to obtain adequate supply in a timely manner or on commercially reasonable terms;

- difficulty identifying and qualifying alternative suppliers for components in a timely manner;

- inability of the manufacturer or supplier to comply with Quality System Regulations, or QSRs, enforced by the FDA and state regulatory authorities;

- inability to control the quality of products manufactured by third parties;

- production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; and

- delays in delivery by our suppliers due to changes in demand from us or their other customers.

Any significant delay or interruption in the supply of components or sub-assemblies, or our inability to obtain substitute components, sub-assemblies or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and harm our business.

***Our future commercial success depends upon attaining significant market acceptance of our therapeutic candidates, if approved, among physicians, patients and healthcare payors.***

Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians, payors and patients. Many potential market participants have limited knowledge of, or experience with, cell-based products and therapies, so gaining market acceptance and overcoming any safety or efficacy concerns may be more challenging than for more traditional therapies. Our efforts to educate the medical community and third-party payors on the benefits of our therapeutic candidates may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional therapies marketed by our competitors. We cannot assure you that our products will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. Alternatively, even if we obtain regulatory approval, that approval may be for indications or patient populations that are not as broad as intended or desired or may require labeling that includes significant use or distribution restrictions or safety warnings. The market acceptance of each of our therapeutic candidates will depend on a number of factors, including:

- the efficacy and safety of the therapeutic candidate, as demonstrated in clinical trials;

- the clinical indications for which the product is approved, and the label approved by regulatory authorities for use with the product, including any warnings that may be required on the label;

- acceptance by physicians and patients of the product as a safe and effective treatment;

- the cost, safety and efficacy of treatment in relation to alternative treatments;

- the continued projected growth of markets for our various indications;

- relative convenience and ease of administration;

- the prevalence and severity of adverse side effects; and

- the effectiveness of our sales and marketing efforts.

Market acceptance is critical to our ability to generate significant revenue. Any therapeutic candidate, if approved and commercialized, may be accepted in only limited capacities or not at all. If any approved products are not accepted by the market to the extent that we expect, we may not be able to generate significant revenue and our business would suffer.

***Our ability to compete is highly dependent on demonstrating the benefits of CardiAMP to physicians, hospitals and patients.***

In order to generate sales, we must be able to clearly demonstrate that CardiAMP is both a more effective treatment system and less costly than alternative products and treatments offered by our competitors. If we are unable to convince physicians that CardiAMP leads to significant improvement in functional capacity, improved quality of life and reduced hospitalization, our business will suffer.

***We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.***

Our industry is highly competitive and subject to rapid change. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market, including AstraZeneca, Bayer, Blue Rock Therapeutics, Bristol-Myers Squibb, Lisata Therapeutics, Capricor Therapeutics, Celixir, Celyad, Daiichi Sankyo, Fuji Film, Mesoblast, Moderna, Orizuru Therapeutics, Sana Biotechnology, Takeda Pharmaceuticals, Tenaya Therapeutics, Terumo, Vericel Corp, and uniQure, among others. Many of our competitors, potentially including the aforementioned, have significantly greater development, financial, manufacturing, marketing, technical and human resources than we do. Large pharmaceutical and medical device companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and in manufacturing pharmaceutical and medical device products. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. Established companies may also invest heavily to accelerate discovery and development of novel products that could make our therapeutic candidates obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or FDA approval or discovering, developing and commercializing our therapeutic candidates or competitors to our therapeutic candidates before we do. Specialized, smaller or early-stage companies may also prove to be significant competitors, particularly those with a focus and expertise in the stem cell industry and/or those with collaboration arrangements and other third-party payors. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. If we are not able to compete effectively against potential competitors, our business will not grow, and our financial condition and results of operations will suffer.

***If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our therapeutic candidates, if approved, we may be unable to generate any revenues.***

We currently have a limited organization for the sales, marketing and distribution of products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, including the CardiAMP Cell Therapy System and our Neurokinin-1 Receptor Positive allogeneic therapies, we must build our sales, distribution, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. We have limited prior experience in the marketing, sale or distribution of approved products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of our therapeutic candidates.

Our strategy is to obtain FDA approval and market the CardiAMP Cell Therapy System for potential heart failure and chronic myocardial ischemia indications using a dedicated direct sales model focused on selected cardiologists and interventional cardiologists. We may in the future, choose to align ourselves with collaborators as part of our commercialization strategy, particularly outside of the United States, and our future collaboration partners, if any, may not dedicate sufficient resources to the commercialization of our therapeutic candidates or companion diagnostic or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective collaborations to enable the sale of our therapeutic candidates and companion diagnostic to healthcare professionals and in geographical regions, including the United States, that will not be covered by our own marketing and sales force, or if our potential future collaboration partners do not successfully commercialize our therapeutic candidates or companion diagnostic, our ability to generate revenues from product sales, including sales of the CardiAMP Cell Therapy System and other therapies, will be adversely affected.

Building an internal sales force involves many challenges, including:

- recruiting and retaining talented people;

- training employees that we recruit;

- setting the appropriate system of incentives;

- managing additional headcount; and

- integrating a new business unit into an existing corporate architecture.

If we are unable to build our own sales force or negotiate a strategic partnership for the commercialization of our autologous or allogeneic cell therapies in the United States, we may be forced to delay the potential commercialization of these therapies or reduce the scope of our sales and marketing. To fund commercialization activities, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our therapies to market or generate product revenue.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate sufficient product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third-party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

In addition, there are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any launch. If the commercial launch of a therapeutic candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

***We have limited experience manufacturing our therapeutic candidates or products in commercial quantities, which could harm our business.***

Because we have only limited experience in manufacturing therapeutic candidates or products in commercial quantities, we may encounter production delays or shortfalls. Such production delays or shortfalls may be caused by many factors, including the following:

- we intend to significantly expand our manufacturing capacity, and our production processes may have to change to accommodate this growth;

- key components and sub-assemblies of our products and therapeutic candidates are currently provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components and sub-assemblies; if we experience a shortage in any of these components or sub-assemblies, we will need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays;

- we may experience a delay in completing validation and verification testing for new controlled-environment rooms at our manufacturing facilities;

- we have limited experience in complying with FDA's QSRs, which applies to the manufacture of our products and therapeutic candidates; and

- to increase our manufacturing output significantly, we will have to attract and retain qualified employees, who are in short supply, for our manufacturing operations.

***If we fail to obtain and sustain an adequate level of reimbursement for our products by third-party payors, sales and profitability would be adversely affected.***

Our ability to commercialize any therapeutic candidates or products successfully will depend, in part, on the extent to which coverage and reimbursement for our therapeutic candidates or products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Additionally, even if there is a commercially viable market, if the level of third-party reimbursement is below our expectations, our revenue and profitability could be materially and adversely affected.

Third-party payors, such as government programs, including Medicare in the United States, or private healthcare insurers, carefully review and increasingly question the coverage of, and challenge the prices charged for medical products and services, and many third-party payors limit coverage of or reimbursement for newly approved therapies or products. Reimbursement rates and coverage from private health insurance companies vary depending on the company, the insurance plan and other factors. As a result, the coverage determination process will require us to provide scientific and clinical support for the use of our therapeutic candidates to each private health insurance company separately, with no assurance that adequate coverage and reimbursement will be obtained.

A current trend in the U.S. healthcare industry as well as in other countries around the world is toward cost containment, including a number of legislative and regulatory changes to the health care system that could impact our ability to sell our approved therapies or products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the United States, which has resulted in lower rates of reimbursement. In 2010, the Affordable Care Act was enacted. This expansion in the government's role in the U.S. healthcare industry may further lower rates of reimbursement.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2027 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our products, if approved, and accordingly, on our financial operations.

In 2017, the European Union released new regulations to ensure patient safety with the use of pharmaceuticals, medical devices and in-vitro diagnostics that were to go into effect over a three-year period from 2020 to 2022. The new regulations replace predecessor directives and emphasize a global convergence of regulations. Marketing authorization timelines will become more protracted and the costs of operating in Europe will increase. A significantly more costly path to regulatory compliance is anticipated. Adjusting to the new Medical Device Regulation may prove to be costly and disruptive to our business. In February 2023, the European Parliament voted to extend the Medical Devices Regulation transition periods to avoid a shortage of life-saving products in the economic region. It is expected that conformity assessment process for MDR needs to be completed by the end of 2027 for high-risk devices and the end of 2028 for lower-risk devices.

Large public and private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. In particular, third-party payors may limit the covered indications. Cost-control initiatives could decrease the price we might establish, which could result in revenue and profitability being lower than anticipated.

There may be significant delays in obtaining coverage and reimbursement for newly approved therapies or products, and coverage may be more limited than the purposes for which the therapy or product is approved by the FDA or other regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a therapy or product will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels, if applicable, may also be insufficient to cover our and any partner's costs and may not be made permanent. Our inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved therapies or products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize therapies or products and our overall financial condition.

Furthermore, reimbursement systems in international markets vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. In many countries, therapies or products cannot be commercially launched until reimbursement is approved and the negotiation process in some countries can exceed 12 months. In addition, pricing and reimbursement decisions in certain countries can be affected by decisions taken in other countries, which can lead to mandatory price reductions and/or additional reimbursement restrictions across a number of other countries, which may thereby adversely affect our sales and profitability. In the event that countries impose prices which are not sufficient to allow us to generate a profit, this would adversely affect sales and profitability.

***We work with outside scientists and their institutions in developing therapeutic candidates and products. These scientists may have other commitments or conflicts of interest, which could limit our access to their expertise.***

We work with scientific advisors and collaborators at academic research institutions in connection with our development programs. These scientific advisors serve as our link to the specific pools of trial participants we are targeting in that these advisors may:

- identify individuals as potential candidates for study;

- obtain their consent to participate in our research;

- perform medical examinations and gather medical histories;

- conduct the initial analysis of suitability of the individuals to participate in our research based on the foregoing; and

- collect data and biological samples from trial participants periodically in accordance with our study protocols.

These scientists and collaborators are not our employees, rather they serve as either independent contractors or the primary investigators under research collaboration agreements that we have with their sponsoring academic or research institution. Such scientists and collaborators may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to do competing work, if an actual or potential conflict of interest between their work for us and their work for another entity arises, we may lose their services. It is also possible that some of our valuable proprietary knowledge may become publicly known through these scientific advisors if they breach their confidentiality agreements with us, which would cause competitive harm to our business.

***If the market opportunities for our therapeutic candidates or products are smaller than we believe they are, our revenues may be adversely affected, and our business may suffer.***

It is very difficult to estimate the future commercial potential of the CardiAMP Cell Therapy System, the Neurokinin-1 Receptor Positive allogeneic therapies and our commercialized products due to factors such as safety and efficacy compared to other available treatments, changing standards of care, third-party payor reimbursement standards, patient and physician preferences, and the availability of competitive alternatives that may emerge. We believe that approximately 70% of the NYHA Class II and Class III HFrEF patients in the United States will be eligible for CardiAMP due to a sufficient CardiAMP cell population score. However, if considerably less than approximately 70% of NYHA Class II and Class III ischemic heart failure patients are eligible for CardiAMP due to an insufficient CardiAMP cell population analysis, it would significantly and negatively impact our business, financial condition and results of operations.

**Risks Relating to Government Regulation, Compliance and Litigation**

***Even if we obtain regulatory approval for a product candidate, including our CardiAMP Cell Therapy System, Neurokinin-1 Receptor Positive allogeneic therapy and other therapeutic candidates, these products or therapies, along with our other regulated products, will be subject to ongoing regulatory scrutiny.***

Even if we obtain regulatory approval or clearance in a jurisdiction, regulatory authorities may still impose significant restrictions on the indicated uses or marketing of our therapeutic candidates or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, once a product receives regulatory approval or clearance for sale, we are obligated to monitor and report adverse events and any failure of a product to meet the specifications in the applicable regulatory approval or clearance. We must also submit new or supplemental applications and obtain FDA approval or clearance for certain changes to the approved or cleared product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with good manufacturing practices or QSRs and adherence to commitments made in the applicable regulatory approval. If we or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with applicable regulatory requirements following approval of any of our therapeutic candidates, a regulatory agency may impose the following:

- restrictions on the marketing or manufacturing of our products, withdrawal of our products from the market, or voluntary or mandatory product recalls;

- costly regulatory inspections;

- fines, warning letters, or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our collaborators, or suspension or revocation of applicable regulatory approvals;

- product seizure or detention, or refusal to permit the import or export of products; and

- injunctions or the imposition of civil or criminal penalties by FDA or other regulatory bodies.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our therapeutic candidates and generate revenues.

***We may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory agencies.***

We have not obtained regulatory approval for either our CardiAMP Cell Therapy System, Neurokinin-1 Receptor Positive allogeneic therapies or other therapeutic candidates. We must conduct extensive testing of our therapeutic candidates to demonstrate their safety and efficacy, including human clinical trials and, if applicable, preclinical animal testing, before we can obtain regulatory approval to market and sell them. Conducting such testing is a lengthy, time-consuming, and expensive process and there is a high rate of failure. Our current and completed preclinical and clinical results for our therapeutic candidates are not necessarily predictive of the results of our ongoing or future clinical trials. Promising results in preclinical studies of a therapeutic candidate may not be predictive of similar results in humans during clinical trials, and successful results from early human clinical trials of a therapeutic candidate may not be replicated in later and larger human clinical trials or in clinical trials for different indications. If the results of our ongoing or future clinical trials are negative or inconclusive with respect to the efficacy of our therapeutic candidates or if we or they do not meet the clinical endpoints with statistical significance or if there are safety concerns or adverse events associated with our therapeutic candidates, we may be prevented or delayed in obtaining marketing approval for our therapeutic candidates.

***If we fail to obtain and maintain necessary regulatory clearances or approvals for our therapeutic candidates or products, or if clearances or approvals for our therapeutic candidates or products in additional indications are delayed or not issued, our commercial operations would be harmed.***

We are required to timely file various reports with the FDA, require that we report to the regulatory authorities if our therapeutic candidates or products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed timely, regulators may impose sanctions and sales may suffer, and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal to reduce a risk to health posed, we would be required to submit a publicly available Correction and Removal report to the FDA and in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a product recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our therapeutic candidates or products. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our therapeutic candidates or products to ensure that the claims we make are consistent with our regulatory approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

- adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

- repair, replacement, refunds, recall or seizure of our products;

- operating restrictions, partial suspension or total shutdown of production;

- refusing our requests for premarket approval of new products, new intended uses or modifications to existing products;

- withdrawing premarket approvals that have already been granted; and

- criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

***Serious adverse events or other safety risks could require us to abandon development and preclude, delay or limit approval of our therapeutic candidates or products or limit the scope of any approved indication or market acceptance.***

Participants in clinical trials of our investigational cell-based therapies and products may experience adverse reactions or other undesirable side effects. While some of these can be anticipated, others may be unexpected. We cannot predict the frequency, duration, or severity of adverse reactions or undesirable side effects that may occur during clinical investigation. If any of our therapeutic candidates or products, prior to or after any approval for commercial sale, cause adverse events or are associated with other safety risks, a number of potentially significant negative consequences could result, including:

- regulatory authorities may suspend (e.g., through a clinical hold) or terminate clinical trials;

- regulatory authorities may deny regulatory approval of our therapeutic candidates or products;

- regulatory authorities may restrict the indications or patient populations for which a therapeutic candidate or products is approved;

- regulatory authorities may require certain labeling statements, such as warnings or contraindications or limitations on the indications for use, and/or impose restrictions on distribution in the form of a Risk Evaluation and Mitigation Strategy, or REMS, in connection with approval, if any;

- regulatory authorities may withdraw their approval, require more onerous labeling statements or impose a more restrictive REMS than any therapeutic candidate or product that is approved;

- we may be required to change the way the therapy or therapeutic candidate or product is administered or conduct additional clinical trials;

- patient recruitment into our clinical trials may suffer;

- we could be required to provide compensation to subjects for their injuries, e.g., if we are sued and found to be liable or if required by the laws of the relevant jurisdiction or by the policies of the clinical site; or

- our reputation may suffer.

There can be no assurance that adverse events associated with our therapeutic candidates or products will not be observed, even where no prior adverse events have occurred. We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants or if preliminary data demonstrate that our therapeutic candidates or products are unlikely to receive regulatory approval or are unlikely to be successfully commercialized. Regulatory agencies, IRBs or data safety monitoring boards may at any time recommend the temporary or permanent discontinuation of our clinical trials or request that we cease using investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants. If we elect or are forced to suspend or terminate a clinical trial for any reason this would have an adverse effect on our business.

***Our therapeutic candidates are intended to treat patients who are extremely ill, and patient deaths that occur in our clinical trials could negatively impact our business even if they are not shown to be related to our therapeutic candidates.***

Generally, patients remain at high risk following their treatment with our autologous and allogeneic therapeutic candidates. As a result, it is likely that we will observe severe adverse outcomes during our clinical trials for these therapeutic candidates, including patient death. If a significant number of study subject deaths were to occur, regardless of whether such deaths are attributable to our therapeutic candidates, our ability to obtain regulatory approval for the applicable therapeutic candidate may be adversely impacted and our business could be materially harmed.

***If we or our suppliers fail to comply with the FDA's QSRs, our manufacturing operations could be delayed or shut down and product sales could suffer.***

Our manufacturing processes and those of our third-party suppliers are required to comply with the FDA's QSRs, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping. We are also subject to similar state requirements and licenses. In addition, we must engage in extensive record keeping and reporting and must make available our manufacturing facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse Quality System inspection could result in, among other things, a shut-down of our manufacturing operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays and cause our revenues to decline.

We have registered with the FDA as a medical device manufacturer and have obtained a manufacturing license from the California Department of Health Services, or CDHS. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of CDHS to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our suppliers. If the FDA or CDHS inspect our facility and discover compliance problems, we may have to shut down our facility and cease manufacturing until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a shutdown or delay at our manufacturing facility, we may be unable to produce our products, which may have an adverse impact on our business.

***The requirements to obtain regulatory approval of the FDA and regulators in other jurisdictions can be costly, time-consuming, and unpredictable. If we are unable to obtain timely regulatory approval for our therapeutic candidates, our business may be substantially harmed.***

The regulatory approval process is expensive, and the time and resources required to obtain approval from the FDA or other regulatory authorities in other jurisdictions to sell any therapeutic candidate or product is uncertain and approval may take years. Whether regulatory approval will be granted is unpredictable and depends upon numerous factors, including the discretion of the regulatory authorities. For example, governing legislation, approval policies, regulations, regulatory policies, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a therapeutic candidate's clinical development and may vary among jurisdictions. It is possible that none of our existing or future therapeutic candidates will ever obtain regulatory approval, even if we expend substantial time and resources seeking such approval.

Further, regulatory requirements governing cell-based therapy products in particular have changed frequently and may continue to change in the future. For example, in November 2014, Japan's parliament enacted new legislation to promote the safe and accelerated development of treatments using stem cells. The new Pharmaceuticals, Medical Devices and Other Therapeutic Products Act, or PMD Act, establishes a framework for expedited approval in Japan for regenerative medical products. As this is a new regulation, it is not clear yet what impact it will have on the operation of our business. Any regulatory review committees and advisory groups and any contemplated new guidelines may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our therapeutic candidates or products or lead to significant post-approval limitations or restrictions. As we advance our therapeutic candidates or products, we will be required to consult with these regulatory and advisory groups and comply with applicable guidelines. If we fail to do so, we may be required to delay or discontinue development of our therapeutic candidates or products. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a therapeutic candidate or product to market could decrease our ability to generate sufficient revenue to maintain our business.

Our therapeutic candidates could fail to receive regulatory approval for many reasons, including the following:

- we may be unable to successfully complete our ongoing and future clinical trials of therapeutic candidates;

- we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a therapeutic candidate is safe, pure, and potent for any or all of a therapeutic candidate's proposed indications;

- we may be unable to demonstrate that a therapeutic candidate's benefits outweigh the risk associated with the therapeutic candidate;

- the FDA or other regulatory authorities may disagree with the design or implementation of our clinical trials;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or other regulatory authorities for approval;

- the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- a decision by the FDA, other regulatory authorities or us to suspend or terminate a clinical trial at any time;

- the data collected from clinical trials of our therapeutic candidates may be inconclusive or may not be sufficient to obtain regulatory approval in the United States or elsewhere;

- the inability to obtain sufficient quantities of the therapeutic candidates for use in clinical trials;

- our third-party manufacturers of supplies needed for manufacturing therapeutic candidates may fail to satisfy FDA or other regulatory requirements and may not pass inspections that may be required by FDA or other regulatory authorities;

- the failure to comply with applicable regulatory requirements following approval of any of our therapeutic candidates may result in the refusal by the FDA or similar foreign regulatory agency to approve a pending PMA or BLA, or supplement to a PMA or BLA submitted by us for other indications or new therapeutic candidates or products; and

- the approval policies or regulations of the FDA or other regulatory authorities outside of the United States may significantly change in a manner rendering our clinical data insufficient for approval.

We may gain regulatory approval for any of our therapeutic candidates in some but not all of the territories available and any future approvals may be for some but not all of the target indications, limiting their commercial potential. Regulatory requirements and timing of product approvals vary from country to country and some jurisdictions may require additional testing beyond what is required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. In addition, regulatory approval does not specify pricing or reimbursement which may not match our expectations based on the results of our clinical data.

***Even if we obtain and maintain approval for our therapeutic candidates or products from the FDA, we may never obtain approval for our therapeutic candidates or products outside of the United States, which would limit our market opportunities and adversely affect our business.***

Approval in the United States by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our therapeutic candidates or products, if approved, outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval.

Even if the FDA grants marketing approval, comparable regulatory authorities of foreign countries must also approve the manufacturing and marketing in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a therapeutic candidate or product must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge, if approved, is also subject to approval. While we may decide to submit a request to the EMA for approval of our therapeutic candidates, including CardiAMP, as Advanced Therapeutic Medicinal Products, or ATMPs, in Europe, obtaining such approval is a lengthy and expensive process and the EMA has its own procedures for approval. Even if a therapeutic candidate or product is approved, the FDA or the EMA, as the case may be, may limit the indications for which it may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and Europe also have requirements for approval of therapeutic candidates or products with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Also, regulatory approval may be withdrawn. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our therapeutic candidates or products will be harmed and our business will be adversely affected.

***We may face competition from biosimilars due to changes in the regulatory environment.***

We may face competition for the allogeneic Neurokinin-1 Receptor Positive therapies from biosimilars due to the changing regulatory environment. In the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biological products that are demonstrated to be "highly similar," or biosimilar to, or "interchangeable" with an FDA-approved innovator (original) biological product. This new pathway could allow competitors to reference data from innovator biological products already approved after 12 years from the time of approval. In Europe, a competitor may reference data from biological products already approved but will not be able to get on the market until 10 years after the time of approval. This 10-year period will be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our allogeneic Neurokinin-1 Receptor Positive therapies, if approved. Additionally, the FDA may approve our competitors' products through a PMA pathway, similar to CardiAMP. If competitors are able to obtain marketing approval for biosimilars referencing Neurokinin-1 Receptor Positive allogeneic cell therapy, if approved, it may become subject to competition from such biosimilars with the attendant competitive pressure and consequences.

***We are subject to significant regulation and oversight in the United States. Our failure to comply with these laws could harm our results of operations and financial condition.***

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse will be applicable to our business. Healthcare fraud and abuse regulations are complex and can be subject to varying interpretations as to whether or not a statute has been violated. The laws that may affect our ability to operate include:

- the federal Anti-Kickback Statute which prohibits, among other things, the knowing and willful payment of remuneration to induce or reward patient referrals or the generation of business involving any item or service which may be payable by the federal health care programs (e.g., drugs, supplies, or health care services for Medicare or Medicaid patients);

- the federal False Claims Act which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment for government funds (e.g., payment from Medicare or Medicaid) or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim for government funds;

- HIPAA, as amended by HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HIPAA imposes civil and criminal liability for the wrongful access or disclosure of protected health information;

- the federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended, the ACA, requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, those physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members;

- the federal Food, Drug and Cosmetic Act which prohibits, among other things, the adulteration or misbranding of drugs and devices;

- the U.S. Foreign Corrupt Practices Act which prohibits corrupt payments, gifts or transfers of value to non-U.S. officials; and

- non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The federal fraud and abuse laws have been interpreted to apply to arrangements between medical device and pharmaceutical manufacturers and a variety of health care professional. Although the federal Anti-Kickback Statute has several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, all elements of the potentially applicable exemption or safe harbor must be met in order for the arrangement to be protected, and prosecutors have interpreted the federal healthcare fraud statutes to attack a wide range of conduct by medical device and pharmaceutical companies. In addition, most states have statutes or regulations similar to the federal anti-kickback and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws.

Further, the ACA, among other things, amended the intent standard under the Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA makes clear that a claim including items or services resulting from a violation of the federal

Anti-Kickback Statute constitutes a false or fraudulent claim under the federal False Claims Act. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could harm our ability to operate our business and our results of operations. In addition, the clearance or approval and commercialization of any of our products outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

***A failure to adequately protect private health information could result in severe harm to our reputation and subject us to significant liabilities, each of which could have a material adverse effect on our business.***

Throughout the clinical trial process, we may obtain the private health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data. As part of the American Recovery and Reinvestment Act of 2009, or ARRA, Congress amended the privacy and security provisions of HIPAA. HIPAA imposes limitations on the use and disclosure of an individual's healthcare information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. The HIPAA amendments also impose compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. ARRA also made significant increases in the penalties for improper use or disclosure of an individual's health information under HIPAA and extended enforcement authority to state attorneys general. The amendments also create notification requirements to federal regulators, and in some cases local and national media, for individuals whose health information has been inappropriately accessed or disclosed. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. Most states have laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the United States implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for noncompliance. The European Union's Data Protection Directive, Canada's Personal Information Protection and Electronic Documents Act and other data protection, privacy and similar national, state/provincial and local laws may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

***A recall of any of our commercialized products, or the discovery of serious safety issues, could have a significant negative impact on us.***

The FDA and other relevant regulatory agencies have the authority to require or request the recall in the event of material deficiencies or defects in design or manufacture or in the event an unacceptable risk to health. Manufacturers may, under their own initiative, also initiate a recall. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results.

Further, under the FDA's reporting regulations, we are required to report to the FDA any event that reasonably suggests that our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction of the same or similar product marketed by us were to recur, would likely cause or contribute to death or serious injury. The FDA also requires reporting of serious, life-threatening, unexpected and other adverse experiences and the submission of periodic safety reports and other information. Malfunctions or other adverse event reports may result in a voluntary or involuntary recall and other adverse actions, which could divert managerial and financial resources, impair our ability to manufacture in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. Similar reporting requirements exist in Europe and other jurisdictions.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results. For example, in 2014 we notified the FDA that we were going to initiate a voluntary recall of our Morph AccessPro product based on a manufacturing observation, which was completed to the FDA's satisfaction in the same year, and in 2017 we updated our instructions for use for the Helix™ and Morph catheter products to provide guidance on known potential risks. There can be no guarantee that we will not experience similar product recalls or changes in the future with these products or our other products or therapeutic candidates, if approved.

***Modifications to our products may require reclassifications, new regulatory approvals or clearances, or may require us to cease marketing or recall the modified products until new CE marking is obtained.***

Currently there are eight Morph product family model numbers that have been approved for commercial use in the United States via a 510(k) clearance. A modification to these products could lead to a reclassification and could result in further requirements (including additional clinical trials) to maintain each respective clearance or approval. If we fail to comply with such further requirements, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

***The use, misuse or off-label use of our products or therapies, if approved, may result in injuries that lead to product liability suits, which could be costly to our business.***

We are not permitted to make claims about the use of our marketed products and will not be permitted to make claims about the use of our therapeutic candidates, if approved, outside of their approved indications. Further, we are not and will not be able to proactively discuss or provide information on off-label uses of such products, with very specific and limited exceptions. However, we cannot prevent a physician from using our products or therapeutic candidates, if approved, for off-label applications. Off-label use of our products or therapies, if approved, is more likely to result in complications that have serious consequences. Product liability claims are especially prevalent in our industry and could harm our reputation, divert management's attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we maintain product liability insurance, the amount or breadth of our coverage may not be adequate for the claims that may be made against us. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in, among other things, the FDA's refusal to approve a product or therapeutic candidate, the suspension or withdrawal of an approved product or therapy from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecutions.

***Our employees, principal investigators, consultants and collaboration partners may engage in misconduct or other improper activities, including noncompliance with laws and regulatory standards and requirements and insider trading.***

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of activity relating to pricing, discounting, marketing and promotion, sales commissions, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or a breach of insider trading laws. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

***Price controls may be imposed in foreign markets, which may adversely affect our future profitability.***

In some countries, particularly European Union member states, Japan, Australia and Canada, the pricing of therapies and products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of marketing approval for a therapy or product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, we or our partners may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of our therapeutic candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our therapies or products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business, revenues or profitability could be adversely affected.

***If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our therapeutic candidates or products.***

We face an inherent risk of product liability as a result of the human clinical use of our therapeutic candidates and products and will face an even greater risk if we continue to commercialize our therapeutic candidates and products. For example, we may be sued if any therapy or product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of inherent dangers, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

- decreased demand, even if such products or therapies are approved;

- injury to our reputation;

- withdrawal of clinical trial participants;

- costs to defend the related litigations;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- recalls, withdrawals, or labeling, marketing or promotional restrictions;

- increased cost of liability insurance;

- loss of revenue;

- the inability to receive regulatory approvals or commercialize our approved products or therapies; and

- a decline in our share price.

Although we maintain product liability insurance with coverage that we believe is consistent with industry norms for companies at our stage of development, the amount or breadth of our coverage may not be adequate for the claims that may be made against us. Failure to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products or therapies we develop. Additionally, our insurance policies have various exclusions, and we may be subject to a product liability claim for which we have no coverage or reduced coverage. Any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

**Risks Related to the Operation of Our Business**

***If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop our therapeutic candidates, conduct our clinical trials and commercialize our therapeutic candidates.***

We are highly dependent on the members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. Any of our executive officers could leave our employment at any time, as all of our employees are "at will" employees. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success.

Recruiting and retaining qualified scientific, clinical, manufacturing, sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

***We will need to expand our organization and we may experience difficulties in managing this growth, which could disrupt our operations.***

As we mature and expand our research and development and other pre-commercialization activities, we expect to expand our existing full-time employee base and to hire more consultants and contractors. In addition, we currently plan to commercialize the CardiAMP Cell Therapy System, if approved, using an internal sales force to selected cardiologists, interventional cardiologists and third-party payors in the United States. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

***Our business and operations would suffer in the event of system failures.***

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs and other contractors, consultants and potential collaborators are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. For example, our systems have been impacted by computer viruses in the past, and while we have not experienced any material system failure, accident or security breach that has resulted in lasting impacts to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for manufacturing our therapeutic candidates and conducting clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our therapeutic candidates could be delayed.

***Any cybersecurity breaches or our actual or perceived failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.***

We collect, store, process and use our customers' personally identifiable information and other data, and we rely on third parties that are not directly under our control to do so as well. While we take measures intended to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not, gain unauthorized access to this information. There have been a number of recent reported incidents where third parties have used software to access the personal data of their partners' customers for marketing and other purposes.

If we or our third-party service providers were to experience a breach, disruption or failure of systems compromising our customers' data, or if one of our third-party service providers or partners were to access our customers' personal data without our authorization, our brand and reputation could be adversely affected, use of our products could decrease and we could be exposed to a risk of loss, litigation and regulatory proceedings. In addition, a breach could require expending significant additional resources related to the security of information systems and disrupt our operations.

The use of data by our business and our business associates is highly regulated in all our operating countries. Privacy and information-security laws and regulations change, and compliance with them may result in cost increases due to, among other things, systems changes and the development of new processes. If we or those with whom we share information fail to comply with laws and regulations, such as the General Data Protection Regulation (GDPR) and California Consumer Privacy Act (CCPA), our reputation could be damaged, possibly resulting in lost business, and we could be subjected to additional legal risk or financial losses as a result of non-compliance. Complying with such laws may also require us to modify our data processing practices and policies and incur substantial expenditures.

***Interruptions in supply or inventory loss may adversely affect our operating results and financial condition.***

Our therapeutic candidates and products are manufactured and distributed using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for manufacture and storage, subjects us to production risks. While batches released for use in clinical trials or for commercialization undergo sample testing, some defects may only be identified following release. In addition, process deviations or unanticipated effects of approved process changes may result in these intermediate products not complying with stability requirements or specifications. The investigation and remediation of any identified problems can cause production delays, substantial expense, lost sales and delays of new product or therapy launches. Any supply interruption or the loss thereof could hinder our ability to timely distribute our approved products and satisfy demand. Any unforeseen storage failure or loss in supply could delay our clinical trials and, if our therapeutic candidates are approved, result in a loss of our market share and negatively affect our revenues and operations.

***We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.***

Earthquakes or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. A majority of our management operates in our principal executive offices located in Sunnyvale, California and we currently manufacture our Helix™ and Morph products at this facility and use it for storage of our clinical trial materials and biobanking. If our Sunnyvale offices were affected by a natural or man-made disaster, particularly those that are characteristic of the region, such as wildfires and earthquakes, or other business interruption, our ability to manage our domestic and foreign operations could be impaired, which could materially and adversely affect our results of operations and financial condition. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. The ultimate impact of any such events on us, our significant suppliers and our general infrastructure is unknown.

***Our business, financial condition, results of operations, including our preclinical studies and clinical trials, could continue to be harmed by the effect of the COVID-19 pandemic or other health epidemics and pandemics.***

We are subject to risks related to public health crises such as the global pandemic associated with the COVID-19 pandemic. As a result of the COVID-19 outbreak, we have experienced and may continue to experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

- Fewer individuals undertaking voluntary treatment, including participation in clinical trials, whether due to contracting COVID-19, self-isolating or quarantining to lower the risk of contracting COVID-19 or being unable to access care as a result of healthcare providers tending to COVID-19 patients, resulting in delays or difficulties in enrolling patients in our clinical trials;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

- delays or disruptions in non-clinical experiments due to unforeseen circumstances at contract research organizations and vendors along their supply chain;

- increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19, being forced to quarantine, or not accepting home health visits;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

- interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (particularly any procedures that may be deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

- interruption or delays in the operations of the FDA and comparable foreign regulatory agencies, which may impact approval timelines;

- interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems; and

- limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families, the desire of employees to avoid contact with large groups of people, an increased reliance on working from home or mass transit disruptions.

Numerous state and local jurisdictions have imposed, and others in the future may impose, "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Multiple times in 2021, the governor of California, where our facilities are located, issued a "shelter-in-place" order restricting non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities. Such orders and restrictions, have resulted in slowdowns and delays, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our operations. Such orders or restrictions may continue or be re-instated, thereby causing additional negative impact on our operations. In addition, the spread of more contagious or deadly variants, such as the Delta and Omicron variants, could cause the COVID-19 pandemic to last longer or be more severe than expected.

In addition, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms. The extent to which the COVID-19 pandemic or other viral pandemics may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence. In addition, a recession, further market correction or depression resulting from the spread of COVID-19 could materially affect our business and the value of our notes and our common stock.

***Our financial controls and procedures may not be sufficient to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Common Stock.***

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting.

The effectiveness of our controls and procedures may in the future be limited by a variety of factors, including:

- faulty human judgements and simple errors, omissions or mistakes;

- fraudulent actions of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

If we identify material weaknesses in our internal control over financial reporting in the future, if we are unable to comply with the requirements of Section 404 in a timely manner, or if we are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

**Risks Relating to Our Intellectual Property**

***We may not be able to protect our proprietary technology in the marketplace.***

Our success will depend, in part, on our ability to obtain patents, protect our trade secrets and operate without infringing on the proprietary rights of others. We rely upon a combination of patents, trade secret protection, and confidentiality agreements to protect the intellectual property of our therapeutic candidates and products. Patents might not be issued or granted with respect to our patent applications that are currently pending, and issued or granted patents might later be found to be invalid or unenforceable, be interpreted in a manner that does not adequately protect our current therapeutic candidates or products or any future therapeutic candidates or products, or fail to otherwise provide us with any competitive advantage. As such, we do not know the degree of future protection that we will have on our therapeutic candidates or products and technology, if any, and a failure to obtain adequate intellectual property protection with respect to our therapeutic candidates or products could have a material adverse impact on our business.

Filing, prosecuting and defending patents throughout the world would be prohibitively expensive, so our policy is to patent technology in jurisdictions with significant or otherwise relevant commercial opportunities or activities. However, patent protection may not be available for some of the therapeutic candidates or products we are developing. If we must spend significant time and money protecting or enforcing our patents, designing around patents held by others or licensing, potentially for large fees, patents or other proprietary rights held by others, our business, results of operations and financial condition may be harmed.

***The patent protection of biotherapeutics is complex and uncertain.***

The scope and extent of patent protection for our therapeutic candidates and products are particularly uncertain. To date, our principal therapeutic candidates have been based on specific subpopulations of known and naturally occurring adult stem cells. We anticipate that the therapeutic candidates or products we develop in the future will continue to include or be based on the same or other naturally occurring stem cells or derivatives or products thereof. Although we have sought and expect to continue to seek patent protection for our therapeutic candidates and products, their methods of use, methods of manufacture, and methods of delivery, any or all of them may not be subject to effective patent protection. Publication of information related to our therapeutic candidates and products by us or others may prevent us from obtaining or enforcing patents relating to these products and therapeutic candidates. Furthermore, others may independently develop similar therapeutic candidates or products, may duplicate our therapeutic candidates or products, or may design around our patent

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rights. In addition, any of our issued patents may be declared invalid. If we fail to adequately protect our intellectual property, we may face competition from companies who attempt to create a generic therapeutic candidate or product to compete with our therapeutic candidates or products.

Filing, prosecuting and defending patents on therapeutic candidates or products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own therapeutic candidates or products and further, may export otherwise infringing therapeutic candidates or products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These therapeutic candidates or products may compete with our current or future therapeutic candidates or products, if any, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing therapeutic candidates or products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

### *We may be unable to adequately prevent disclosure of trade secrets and other proprietary information.*

We maintain certain of our proprietary know-how and technological advances as trade secrets, especially where we do not believe patent protection is appropriate or obtainable, including, but not exclusively, with respect to certain aspects of the manufacturing of our therapeutic candidates or products. However, trade secrets are difficult to protect. We take a number of measures to protect our trade secrets including, limiting disclosure, physical security and confidentiality and non-disclosure agreements. We enter into confidentiality agreements with our employees, consultants, outside scientific collaborators, contract manufacturing partners, sponsored researchers and other advisors and third parties to protect our trade secrets and other proprietary information. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain trade secret protection, or failure to adequately protect our intellectual property could enable competitors to develop generic products or use our proprietary information to develop other therapeutic candidates or products that compete with our therapeutic candidates or products or cause additional, material adverse effects upon our business, results of operations and financial condition.

### *We may be forced to litigate to enforce or defend our intellectual property rights, and/or the intellectual property rights of our licensors.*

We may be forced to litigate to enforce or defend our intellectual property rights against infringement by competitors, and to protect our trade secrets against unauthorized use. In so doing, we may place our intellectual property at risk of being invalidated, unenforceable, or limited or narrowed in scope and may no longer be used to prevent the manufacture and sale of competitive product. Further, an adverse result in any litigation or other proceedings before government agencies such as the United States Patent and Trademark Office, or the USPTO, may place pending applications at risk of non-issuance. Further, interference proceedings, derivation proceedings, entitlement proceedings, ex parte reexamination, inter partes reexamination, inter partes review, post-grant review, and opposition proceedings provoked by third parties or brought by the USPTO or any foreign patent authority may be used to challenge inventorship, ownership, claim scope, or validity of our patent applications. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential and proprietary information could be compromised by disclosure during this type of litigation.

***Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.***

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and/or management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of litigation proceedings more effectively than we can because of their greater financial resources and personnel. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to conduct our clinical trials, continue our internal research programs, in-license needed technology or enter into strategic collaborations that would help us bring our therapeutic candidates to market. As a result, uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

***Patent reform legislation and recent court decisions could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.***

On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The USPTO has and continues to develop and implement regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act. The full effect of these changes is currently unclear as the USPTO has not yet adopted all pertinent final rules and regulations, the courts have yet to address these provisions and the applicability of the Leahy-Smith Act and new regulations on specific patents, including our patents discussed herein, have not been determined and would need to be reviewed.

Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. As a result, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, all of which could have a material adverse effect on our business and financial condition.

On June 13, 2013, the U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics, Inc., held that isolated DNA sequences are not patentable because they constitute a product of nature. The Supreme Court did not address stem cells in particular, and as a result, it is not yet clear what, if any, impact this Supreme Court decision or future decisions will have on the operation of our business.

***If third parties claim that our therapeutic candidates or other products infringe upon their intellectual property, commercialization of our therapeutic candidates or products and our operating profits could be adversely affected.***

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry. We may, from time to time, be notified of claims that we are infringing upon patents, trademarks, copyrights, or other intellectual property rights owned by third parties, and we cannot provide assurances that other companies will not, in the future, pursue such infringement claims against us or any third-party proprietary technologies we have licensed. Any such claims could also be expensive and time consuming to defend and divert management's attention and resources and could delay or prevent us from commercializing our therapeutic candidates or products. Our competitive position could suffer as a result. Although we have reviewed certain third-party patents and patent filings that we believe may be relevant to our therapeutic candidates or products, we have not conducted a freedom-to-operate search or analysis for our therapeutic candidates or products, and we may not be aware of patents or pending or future patent applications that, if issued, would block us from commercializing our therapeutic candidates or products. Thus, we cannot guarantee that our therapeutic candidates or products, or our commercialization thereof, do not and will not infringe any third-party's intellectual property.

From time to time, we have reviewed the claims of specific patents owned by third parties. While we have concluded that no claims of any of these patents would be infringed by our products, that all relevant claims would expire before our products would be commercialized, or both, we cannot guarantee that the patent owners would not disagree and conclude that our products would infringe these claims.

***If we do not obtain patent term extension in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the term of our marketing exclusivity of our therapeutic candidates or products, our business may be materially harmed.***

Depending on the timing, duration and specifics of FDA marketing approval of our therapeutic candidates or products, if any, one of the U.S. patents covering each of such approved therapeutic candidate or product or the use thereof may be eligible for up to five years of patent term restoration under the Hatch-Waxman Act. The Hatch-Waxman Act allows a maximum of one patent to be extended per FDA approved product. Patent term extension also may be available in certain foreign countries upon regulatory approval of our therapeutic candidates, including by the EMA in the European Union or the Pharmaceutical and Medical Devices Agency in Japan. Nevertheless, we may not be granted patent term extension either in the United States or in any foreign country because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the term of extension, as well as the scope of patent protection during any such extension, afforded by the governmental authority could be less than we request. In addition, if a patent we wish to extend is owned by another party and licensed to us, we may need to obtain approval and cooperation from our licensor to request the extension.

If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our therapeutic candidates or products will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially.

***Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.***

Because we rely on third parties for manufacturing, and because we collaborate with various organizations and academic institutions on the advancement of our clinical trials, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor's discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future will usually expect to be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. In the future we may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor's discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

**Risks Related to Our Securities**

***The market price and trading volume of our securities may be volatile and may be affected by economic conditions beyond our control.***

The market price of our securities is likely to be volatile. Some specific factors that could negatively affect the price of our securities or result in fluctuations in its price and trading volume include:

- results of clinical trials of our therapeutic candidates;

- results of clinical trials of our competitors' products;

- regulatory actions with respect to our therapeutic candidates or products or our competitors' products;

- actual or anticipated fluctuations in our quarterly operating results or those of our competitors;

- publication of research reports by securities analysts about us or our competitors in the industry;

- our failure or the failure of our competitors to meet analysts' projections or guidance that we or our competitors may give to the market;

- our liquidity positions;

- issuances by us of debt or equity securities;

- litigation involving our company, including stockholder litigation, investigations or audits by regulators into the operations of our company, or proceedings initiated by our competitors or clients;

- strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

- the passage of legislation or other regulatory developments affecting us or our industry, fluctuations in the valuation of companies perceived by investors to be comparable to us;

- trading volume of our common stock and warrants;

- sales or perceived potential sales of our common stock and/or warrants by us, our directors, senior management or our stockholders in the future;

- short selling or other market manipulation activities;

- announcement or expectation of additional financing efforts;

- terrorist acts, acts of war or periods of widespread civil unrest;

- natural disasters and other calamities;

- changes in market conditions for biopharmaceutical stocks; and

- conditions in the U.S. financial markets or changes in general economic conditions, including as a result of inflation and changes in interest rates.

***If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, the price and trading volume of our securities could decline.***

The trading market for our securities will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our securities would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, the price of our securities would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our securities to decline.

***Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.***

As of December 31, 2022, our executive officers, directors, 5% stockholders and their affiliates beneficially owned approximately 25.1% of our voting stock. Therefore, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders.

***As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.***

Currently, we are a "smaller reporting company," as defined by Rule 12b-2 of the Exchange Act. As a "smaller reporting company," we are able to provide simplified executive compensation disclosures in our filings and have certain other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.

Furthermore, we are a non-accelerated filer as defined by Rule 12b-2 of the Exchange Act, and, as such, are not required to provide an auditor attestation of management's assessment of internal control over financial reporting, which is generally required for SEC reporting companies under Section 404(b) of the Sarbanes-Oxley Act. Because we are not required to, and have not, had our auditors provide an attestation of our management's assessment of internal control over financial reporting, a material weakness in internal controls may remain undetected for a longer period.

***We may be exposed to additional risks as a result of our reverse merger transaction.***

We may be exposed to additional risks as a result of our "reverse merger" transaction and rules and regulations relating to shell companies or former shell companies. There has been increased focus in recent years by government agencies on transactions such as the reverse merger transaction, and we may be subject to increased scrutiny and/or restrictions by the SEC and other government agencies and holders of our securities as a result of the completion of that transaction. This may make it more difficult for us to obtain coverage from securities analysts of major brokerage firms. The occurrence of any such event could cause our business or stock price to suffer.

***Our annual and quarterly operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.***

We expect our operating results to be subject to annual and quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

- variations in the level of expenses related to our therapeutic candidates, products or future development programs;

- if any of our therapeutic candidates receives regulatory approval, the level of underlying demand for these therapeutic candidates and wholesalers' buying patterns;

- addition or termination of clinical trials or funding support;

- our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements;

- any intellectual property infringement lawsuit in which we may become involved;

- regulatory developments affecting our therapeutic candidates or products or those of our competitors;

- the timing and cost of, and level of investment in, research and development activities relating to our therapeutic candidates, which may change from time to time;

- our ability to attract, hire and retain qualified personnel;

- expenditures that we will or may incur to acquire or develop additional therapeutic candidates and technologies;

- future accounting pronouncements or changes in our accounting policies;

- the timing and success or failure of clinical studies for our therapeutic candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

- the risk/benefit profile, cost and reimbursement policies with respect to our therapeutic candidates, if approved, and existing and potential future therapies or biologics that compete with our products or therapeutic candidates; and

- the changing and volatile U.S., European and global economic environments, including inflationary pressures and increased federal interest rates.

If our annual or quarterly operating results fall below the expectations of investors or securities analysts, the price of our securities could decline substantially. Furthermore, any annual or quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that annual and quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

***Raising additional funds through debt or equity financing could be dilutive and may cause the market price of our common stock to decline.***

To the extent that we raise additional capital through the sale of equity or convertible debt securities, including through the LPC Purchase Agreement with Lincoln Park or the Sales Agreement with Cantor, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic collaborations or partnerships, or marketing, distribution or licensing arrangements with third parties, we may be required to limit valuable rights to our intellectual property, technologies, therapeutic candidates or future revenue streams, or grant licenses or other rights on terms that are not favorable to us. Furthermore, any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our therapeutic candidates.

***Sales of a substantial number of shares of our common stock could cause our stock price to fall.***

Sales of a substantial number of shares of our common stock or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

***Future sales and issuances of our common stock or rights to purchase our common stock, including pursuant to the LPC Purchase Agreement or the Sales Agreement or under our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.***

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell our common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Furthermore, under the LPC Agreement, Lincoln Park committed to purchase up to $20 million of shares of our common stock. Sales under the LPC Purchase Agreement, if any, would be at our discretion from time to time through March 29, 2024, subject to certain limitations and conditions. Further, we filed a prospectus supplement related to the offer and sale of up to $10.5 million of our common stock under the Sales Agreement. Any such Sales Agreement sales would be made by Cantor on a reasonable efforts basis. Any sales under the LPC Purchase Agreement or the Sales Agreement must be in compliance with the terms of such agreement and applicable law and the purchase price for such sales will fluctuate based on the price of our common stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our common stock to fall and any such issuances would be dilutive to our existing stockholders.

***We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.***

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

**General Risks**

***If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.***

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations may also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions. We do not currently carry biological or hazardous waste insurance coverage.

Although we maintain workers' compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities.

***We are at risk of securities class action litigation.***

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

None.

**ITEM 2. PROPERTIES**

Our principal executive office is located at 320 Soquel Way, Sunnyvale, CA 94085 in a facility we lease encompassing 9,369 square feet of office, lab, and manufacturing space. The lease for this facility expires in January 2027. We believe that our existing facilities are adequate for our current needs. If we determine that additional or new facilities are needed in the future, we believe that sufficient options would be available to us on commercially reasonable terms.

**ITEM 3. LEGAL PROCEEDINGS**

The Company may be subject to various claims, complaints, and legal actions that arise from time to time in the normal course of business. Management does not believe that the Company is party to any current pending legal proceedings. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on the Company's business, financial position, results of operations, or cash flows.

**ITEM 4. MINE SAFETY DISCLOSURES**

Not applicable.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market for our Common Stock

Our common stock trades on the Nasdaq Capital Market under the symbol "BCDA."

### Holders

As of December 31, 2022, there were 191 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of our common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

### Dividend Policy

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

### Sales of Unregistered Securities

Except as previously reported by the Company on its current reports on Form 8-K, we did not sell any securities during the period covered by this Annual Report that were not registered under the Securities Act.

### Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item is incorporated by reference to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this Annual Report on Form 10-K.

### Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

### ITEM 6. RESERVED

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those set forth under the Section entitled "Risk Factors" in Item 1A, and other documents we file with the Securities and Exchange Commission. Historical results are not necessarily indicative of future results.*

**Special Note Regarding Smaller Reporting Company Status**

As a result of having been a "smaller reporting company" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended), we are allowed and have elected to omit certain information, including three years of year-to-year comparisons, from this Management's Discussion and Analysis of Financial Condition and Results of Operations; however, we have provided all information for the periods presented that we believe to be appropriate and necessary.

**Overview**

We are a clinical-stage company developing cellular and cell-derived therapeutics for the treatment of cardiovascular and pulmonary diseases with significant unmet medical needs. We are advancing two cell therapy platforms derived from bone marrow in clinical trials today. Our CardiAMP® autologous mononuclear cell therapy platform is being advanced for two clinical indications: ischemic heart failure of HFrEF and refractory angina resulting from chronic myocardial ischemia (CMI). Our neurokinin-1 receptor positive (NK1R+) allogeneic mesenchymal stem cell (MSC) therapy platform is being advanced as an "off the shelf" cell therapy for two clinical indications: the treatment of ischemic HFrEF and for acute respiratory distress syndrome (ARDS").

Our autologous CardiAMP and our allogeneic NK1R+ cell therapies intended for cardiac indications of HFrEF and CMI are enabled by our Helix™ minimally invasive intramyocardial therapeutic delivery platform. We selectively partner this therapeutic delivery platform with others seeking to develop biotherapeutic interventions for local delivery to the heart.

To date, we have devoted substantially all of our resources to research and development efforts relating to our therapeutic candidates and biotherapeutic delivery systems, including conducting clinical trials, developing manufacturing and sales capabilities, in-licensing related intellectual property, providing general and administrative support for these operations and protecting our intellectual property. We have also generated modest revenues from sales of our approved products. We have funded our operations primarily through the sales of equity and convertible debt securities, and certain government and private grants.

*CardiAMP Autologous Cell Therapy for Ischemic Heart Failure with HFrEF (BCDA-01)*

We have completed a Phase I open label clinical study and a Phase II randomized placebo-controlled study for the CardiAMP cell therapy in ischemic HFrEF. We are currently advancing in an ongoing Phase III study intended to provide the primary data with respect to safety and efficacy to support product approval by the FDA.

*CardiAMP Phase III Trial in Ischemic HFrEF: The CardiAMP Cell Therapy Heart Failure Trial*

The CardiAMP Cell Therapy Heart Failure Trial is a Phase III, multi-center, randomized, double-blinded, sham-controlled study of up to 260 patients at up to 40 centers in the United States and Canada, which includes a 10-patient roll-in cohort. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System. The primary endpoint is an outcomes composite score based on a three-tiered Finkelstein-Schoenfeld hierarchical analysis. The tiers, starting with the most serious events, would be (1) all-cause death, including cardiac death equivalents such as heart transplant or left ventricular assist device placement, ordered by time to event; (2) non-fatal Major Adverse Coronary and Cerebrovascular Events (MACCE), excluding those deemed procedure-related occurring within the first seven days post-procedure (heart failure hospitalization, stroke or myocardial infarction), ordered by time to event, and (3) change from baseline in 6MW at 12 months. Additional prespecified secondary hierarchical and nonhierarchical endpoints are also being assessed.

The Phase III trial is designed based on the Phase II trial. If the true effect size is only 50% of that observed in the Phase II trial, the CardiAMP Heart Failure Phase III trial is still 90% powered to meet the primary endpoint with statistical significance. Statistical significance denotes the mathematical likelihood that the results observed are real and not due to chance. Our Phase II results showed that the Phase III trial would have a 90 percent chance of meeting its primary endpoint with 86 to 126 patients. However, the Phase III was designed with 250 patients randomized to address potential greater variability in clinical measures in a larger trial, potential loss of patients to follow-up, and to provide sufficient safety data to support FDA approval. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System for this indication (BCDA-01). This trial is enrolling at 20 clinical sites (including four sites in Canada). 119 patients have been enrolled to date and 10 additional control patients have crossed over to receive therapy.

Results from the roll-in cohort of the ongoing Phase III trial at one year follow-up were reported in the International Journal of Cardiology in 2021 with one-year follow-up showing 100% survival, no treatment emergent major adverse cardiac events, improved functional capacity as measured by six-minute walk distance, improved quality of live, and improved heart function as measured by left ventricular ejection fraction and improved heart wall motion scores. Subsequently results were presented on dosages being achieved in the trial at the European Society for Cardiology Heart Failure meeting in 2021, showing that the estimated CD34+ dosage component of the CardiAMP Heart Failure therapy was greater than that previously reported in other important trials which showed signals of efficacy.

In January 2022, the U.S. Food and Drug Administration (FDA) granted Breakthrough Device Designation for the CardiAMP Cell Therapy System for the treatment of heart failure. This Breakthrough Device Program is designed to expedite FDA approval of certain novel devices or device-led combination products (i.e., products that combine drugs, devices or biological products) that have the potential to provide more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. We believe the CardiAMP Cell Therapy System is the first cardiac cell therapy to receive an FDA Breakthrough designation.

In February 2022, Health Canada, Canada's health services agency, sent BioCardia a No Objection Letter, allowing the CardiAMP Heart Failure Trial to expand into Canada. The world class sites of Ottawa Heart Institute, St. Paul's Hospital in Vancouver, London Health Sciences, and Unity Health in Toronto have all completed the extensive on-boarding process and are actively screening patients.

In May 2022, the Center for Medicare and Medicaid Services issued code C9782 for: "Blinded procedure for New York Heart Association (NYHA) Class II or III heart failure, or Canadian Cardiovascular Society (CCS) Class III or IV chronic refractory angina; transcatheter intramyocardial transplantation of autologous bone marrow cells (e.g., mononuclear) or placebo control, autologous bone marrow harvesting and preparation for transplantation, left heart catheterization including ventriculography, all laboratory services, and all imaging with or without guidance (e.g., transthoracic echocardiography, ultrasound, fluoroscopy), all device(s), performed in an approved Investigational Device Exemption (IDE) study." This reimbursement is for up to $20,000 effective from April 1, 2022 and is applicable to both the CardiAMP autologous cell therapy program in ischemic heart failure and the trial in chronic myocardial ischemia.

In July 2022, the Company had its second consultation with Japan's Pharmaceutical and Medical Device Agency regarding potential approval of the CardiAMP Cell Therapy System for the treatment of ischemic heart failure based on existing data. After working with distinguished physician leaders, BioCardia is in the process of completing a formal submission for approval in Japan. The large submission was submitted for translation into Japanese in March 2023 and is expected to be submitted to PMDA by our regulatory consultants when the translation is completed in April 2023.

In August 2022, the independent Data Safety Monitoring Board (DSMB) completed a sixth prespecified data review, including a risk-benefit assessment. Following the review, the DSMB indicated that it had no significant safety concerns and recommended that the study continue as designed. This was in line with five previous prespecified DSMB reviews. The DSMB supported that the Company implement an adaptive statistical analysis plan (Adaptive SAP), which could enable an early readout for study treatment efficacy.

In this most recent DSMB review, available aggregated blinded results with 100 patients passed the primary endpoint showed patients having meaningful improvements on average across both treated and control patients, which we believe is remarkable given these patients typically decline over time. Aggregate survival rate for patients reaching one-year follow-up, including both treated and control patients, was observed to be greater than that seen in a recent large pivotal trial of a new approved heart failure drug and greater than what we would expect from the 2022 Statistics from the American Heart Association based on our patient demographics. Available aggregate unmonitored blinded data showed less variability in important baseline measures than we have seen in our previous Phase II trial. To date, few patients appear to have been lost to follow-up.

The Company, working with leading biostatistics and regulatory consultants, submitted a supplement to the FDA in February 2023 with a proposed adaptive SAP for the CardiAMP Heart Failure trial. This was submitted as a Sprint Discussion under the Breakthrough designation guidance provided by the FDA. The Company is scheduled to meet with the FDA CBER on March 29, 2023.

It is anticipated that the next DSMB meeting will be scheduled in the second quarter of 2023 and will utilize an adaptive design should the FDA approve the proposal. In advance of the next DSMB review, we anticipate all data that contributes to the primary efficacy endpoint in the study submission will have been monitored by our clinical staff, verifying all clinical data required for interpretation in the DSMB review. Should this next DSMB review or another future DSMB review include an adaptive statistical analysis plan, it could result in the DSMB being able to recommend the trial enrollment be stopped early for anticipated success with fewer patients or that confirmation of the study should continue as planned to the next DSMB review. Should we meet the primary endpoint with fewer patients than currently planned, the FDA Breakthrough designation granted to this program may reduce the need to have a significant additional number of patients to demonstrate safety prior to market approval and allow BioCardia to obtain additional safety data after market approval.

### CardiAMP Cell Therapy for Chronic Myocardial Ischemia (BCDA-02)

The CardiAMP Chronic Myocardial Ischemia Trial is a Phase III, multi-center, randomized, double-blinded, controlled study of up to 343 patients at up to 40 clinical sites. The Phase III pivotal trial is designed to provide the primary support for the safety and efficacy of the CardiAMP Cell Therapy System for the indication of chronic myocardial ischemia (BCDA-02). This therapeutic approach uses many of the same novel aspects as the CardiAMP Heart Failure Trial and is expected to leverage our experience and investment in the heart failure trial. This program benefits from the 2022 CMS reimbursement at up to $20,000. The trial has been activated at two clinical sites and two patients have been treated. The Company is working to complete the roll-in cohort and work with the FDA to enhance the trial design before expanding this beyond four clinical centers.

### Allogeneic NK1R+ MSC Cell Therapy Platform

Our second therapeutic platform is our investigational culture expanded bone marrow derived allogeneic, Neurokinin-1 Receptor Positive Mesenchymal Stem Cells (NK1R+ MSC) for which the FDA approved two INDs in 2022. This "off the shelf" cell therapy is being advanced for ischemic heart failure of HFrEF (BCDA-03) and acute respiratory distress (BCDA-04). Variations of this allogeneic therapy may have the potential for numerous other therapeutic applications. These cells are compelling in part because they express the Neurkinin-1 receptor for the neuropeptide Substance P, an important neuropeptide associated with inflammation throughout the body and a primary mediator of inflammation in the airways. BioCardia manufactures these cells for clinical studies at its manufacturing facility in Sunnyvale which was certified for manufacturing in 2022. Clinical grade cells are available for both indications being pursued today.

### Allogeneic NK1R+ MSC for Heart Failure (BCDA-03)

In December 2022, the FDA approved the Company's Investigational New Drug (IND) application to initiate a first-in-human Phase I/II clinical trial to deliver these allogeneic cells for the treatment of HFrEF. The trial is designed for patients with New York Heart Association Class II and III ischemic heart failure with ischemic HFrEF whose own cell composition makes them ineligible for the Company's Phase III CardiAMP® Heart Failure Trial studying autologous cell therapy that has received FDA Breakthrough Device Designation. Efficiencies are expected in conducting this trial as patients who have been screened but are ineligible for enrollment in the CardiAMP Heart Failure trial would likely be eligible for this allogeneic trial. Clinical grade allogeneic cells have been manufactured and are ready for use and the cells will be delivered by our proprietary delivery system. We expect to begin enrolling patients in the second quarter of 2023.

### Allogeneic NK1R+ MSC for Acute Respiratory Distress Syndrome (BCDA-04)

In April 2022, the FDA approved the Company's Investigational New Drug (IND) for a Phase I/II trial for the use of this allogeneic cell therapy for Acute Respiratory Distress Syndrome (ARDS) caused by COVID-19 (BCDA-04). Fortunately, the number of patients with COVID-19 induced ARDS has decreased and the Company intends to work with the FDA to modify its inclusion criteria to include other patients with ARDS without requiring them to have previously had COVID-19.

The first part of the clinical trial will evaluate increasing dosages of the cells and the optimal dose will be taken to Phase II in a randomized study in adult patients recovering from ARDS. This therapy is intended to address the enormous unmet need of sustained local and systemic inflammation after a patient is taken off respirator support with goals of accelerating recovery, enhancing survival and reducing both relapse and rehospitalization. Clinical grade cells have been manufactured and are available for this study, but this trial initiation is expected to follow the initiation of the BCDA-03 trial of these allogeneic MSC for HFrEF.

### Helix™ Biotherapeutic Delivery System

BioCardia's Helix Biotherapeutic Delivery System (Helix) delivers therapeutics into the heart muscle with a penetrating helical needle from within the heart. It enables local delivery of cell and gene-based therapies, including our own cell therapies to treat cardiac cardiovascular indications. The Helix catheter is CE marked in Europe and is under investigational use in the United States. The Helix design has served as a platform for the Company's development of a number of transendocardial delivery system that are not clinically available yet. These are guided to the heart using a number of navigation platforms the Company has also developed.

BioCardia selectively partners its Helix Biotherapeutic Delivery Systems and broader biotherapeutic delivery capabilities with firms developing other cell, gene, and protein therapeutic programs. These partnered programs provide additional data, intellectual property rights, and opportunities to participate in the development of combination products for the treatment of cardiac diseases.

### Recent Developments

### COVID-19 Considerations

As a result of the COVID-19 pandemic, we have experienced significant disruption to the Company's business and delays in the Company's development programs and regulatory and commercialization timelines, including adverse impact to our operations at certain clinical sites involved in our ongoing clinical studies. The COVID-19 pandemic could continue to adversely affect our business, results of operations, financial condition and/or liquidity in the future. These adverse impacts could include delayed or slowed enrollment of our, or our collaborators', planned or ongoing clinical trials, delayed or cancelled clinical site initiations, delayed regulatory review for regulatory approvals, delayed commercialization of one or more of our product candidates, if approved, and workforce shortages. Our production capabilities, or those of our partners or suppliers, and our supply chains could also be adversely impacted.

Additionally, while the potential continuing economic impact brought by, and the duration of, the COVID-19 pandemic is difficult to assess or predict, the impact of COVID-19 and related responses of governments, business and other institutions on the global financial markets may reduce the Company's ability to access capital, which could negatively impact the Company's liquidity and ability to raise the capital to complete its preclinical and clinical studies on a timely basis, or at all. In addition, a recession, market correction or depression resulting from the COVID-19 pandemic or the response to it, could materially affect our business and the value of our common stock.

### Financial Overview

### Revenue

We currently have a portfolio of enabling and delivery products, from which we have generated modest revenue. Net product revenues include commercial sales of our Morph vascular access system in the US and EU and collaboration agreement revenues include revenue from partnering agreements with corporate and academic institutions. Under these partnering agreements, we provide our Helix biotherapeutic delivery system and customer training and support for use in preclinical and clinical studies.

### Research and Development Expenses

Our research and development expenses consist primarily of:

- salaries and related overhead expenses, which include share-based compensation and benefits for personnel in research and development functions;

- fees paid to consultants and contract research organizations, or CROs, including in connection with our preclinical studies and clinical trials and other related clinical trial fees, such as for investigator grants, patient screening, laboratory work, clinical trial management and statistical compilation and analysis;

- costs related to acquiring and manufacturing clinical trial materials;

- costs related to compliance with regulatory requirements; and

- payments related to licensed products and technologies.

We expense all research and development costs in the periods in which they are incurred. Costs for certain development activities are recognized based on an evaluation of the progress of completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are received.

We plan to increase our research and development expenses for the foreseeable future as we continue the pivotal CardiAMP autologous cell therapy trials in heart failure and chronic myocardial ischemia, and begin our allogeneic cell therapy trials in heart failure and acute respiratory distress syndrome. We typically use our employee and infrastructure resources across multiple research and development programs, and accordingly, we have not historically allocated resources specifically to our individual programs. There are also significant synergies between these programs.

### Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and related costs for employees in executive, finance and administration, sales, corporate development and administrative support functions, including share-based compensation expenses and benefits. Other selling, general and administrative expenses include sales commissions, rent, accounting and legal services, obtaining and maintaining patents, the cost of consultants, occupancy costs, insurance premiums and information systems costs.

### Other Income (Expense)

Other income and expense consist primarily of interest income we earn on our cash and cash equivalents.

### Critical Accounting Policies and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various judgements that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not clear from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations as well as the specific manner in which we apply those principles. The following discussion addresses what we believe to be the critical accounting policies used in the preparation of our financial statements that require significant estimates and judgments.

### Research and Development—Clinical Trial Accruals

As part of the process of preparing our financial statements, we are required to estimate our expenses resulting from our obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to us under such contracts. Our clinical trial accrual is dependent upon the timely and accurate reporting of expenses of our CROs and other third-party vendors.

Our objective is to reflect the appropriate clinical trial expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through discussion with applicable personnel and outside service providers as to the progress or state of completion of clinical trials, or the services completed. During the course of a clinical trial, we adjust the rate of clinical trial expense recognition if actual results differ from the estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known at that time. Although we do not expect that our estimates will be materially different from amounts actually incurred, our understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in our reporting amounts that are too high or too low for any particular period. Through December 31, 2022, there had been no material adjustments to our prior period estimates of accrued expenses for clinical trials. However, due to the nature of estimates, we cannot provide assurance that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

*Share-Based Compensation*

We measure and recognize share-based compensation expense for equity awards to employees, directors and consultants based on fair value at the grant date. We use the Black-Scholes-Merton option-pricing model, or BSM, to calculate the fair value of stock options, which includes subjective assumptions such as the risk-free interest rate, the expected volatility in the value of the Company's common stock, and the expected term of the option. Restricted stock units (RSUs) are measured based on the fair market values of the underlying stock on the dates of grant. Share-based compensation expense recognized in the statements of operations is based on awards at the time of grant and is reduced for actual forfeitures at the time that the forfeitures occur. Compensation cost for employee share-based awards will be recognized over the vesting period of the applicable award on a straight-line basis.

**Results of Operations**

The table set forth below summarizes our results of operations for the years ended December 31, 2022 and 2021 (in thousands). The results of operations from 2021 compared to 2020 and related discussion can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 29, 2022, and such results and related discussion are incorporated herein by reference.

|  | Years ended December 31, | |
|  | **2022** | **2021** |
| --- | --- | --- |
| Revenue: | | |
| Net product revenue | $ 3 | $ 1 |
| Collaboration agreement revenue | 1,349 | 1,014 |
| Total revenue | 1,352 | 1,015 |
| Costs and expenses: | | |
| Research and development | 8,834 | 8,558 |
| Selling, general and administrative | 4,419 | 5,087 |
| Total costs and expenses | 13,253 | 13,645 |
| Operating loss | (11,901) | (12,630) |
| Other income (expense): | | |
| Total other income (expense), net | (6) | 7 |
| Net loss | $ (11,907) | $ (12,623) |

*Revenue.* Revenue increased to approximately $1.4 million in the year ended December 31, 2022 as compared to $1.0 million in the year ended December 31, 2021, primarily due to the timing of increased revenue from new and existing collaborative partners coupled with the fulfilment of deliverables and completion of collaborative agreements. The amount and timing of collaboration revenues is largely dependent on our partners' development activities and may be inconsistent and create significant quarter-to-quarter variation in our revenues.

*Research and Development Expenses.* Research and development expenses increased to approximately $8.8 million in the year ended December 31, 2022 as compared to approximately $8.6 million in the year ended December 31, 2021 primarily due to increasing expenses in support of the CardiAMP Heart Failure Trial.

*Selling, General and Administrative Expenses.* Selling, general and administrative expenses decreased to approximately $4.4 million in the year ended December 31, 2022 as compared to $5.1 million in the year ended December 31, 2021, primarily due to lower professional fees, stock-based compensation expense and rent expense.

**Liquidity and Capital Resources**

We have incurred net losses each year since our inception and as of December 31, 2022, we had an accumulated deficit of approximately $140.6 million. We anticipate that we will continue to incur net losses for at least the next several years.

We have funded our operations principally through the sales of equity and convertible debt securities. As of December 31, 2022, we had cash and cash equivalents of $7.4 million.

The following table shows a summary of our cash flows for the periods indicated (in thousands):

| | Years ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Net cash provided by (used in): | | |
| Operating activities | $ (10,561) | $ (10,366) |
| Investing activities | (70) | (116) |
| Financing activities | 5,122 | 1,947 |
| Net decrease in cash and cash equivalents | $ (5,509) | $ (8,535) |

*Cash Flows from Operating Activities.* The increase in net cash used in operating activities of $195,000, or approximately 2%, in the year ended December 31, 2022 compared to the year ended December 31, 2021, related primarily to the timing of payments from collaboration partners.

*Cash Flows from Investing Activities.* Net cash used in investing activities of $70,000 and $116,000 during the years ended December 31, 2022 and 2021, respectively consisted of purchases of property and equipment, primarily lab and office equipment.

*Cash Flows from Financing Activities.* Net cash provided by financing activities of approximately $5.1 million and $1.9 million during the years ended December 31, 2022 and 2021, respectively, related primarily to net proceeds from the sale of common stock less issuance costs.

*Lincoln Park Capital Stock Purchase Agreement*

In March 2021, we and Lincoln Park Capital Fund, LLC (Lincoln Park) entered into a purchase agreement (Purchase Agreement) and a registration rights agreement (Registration Rights Agreement), pursuant to which we have the right to sell to Lincoln Park shares of our common stock having an aggregate value of up to $20 million, subject to certain limitations and conditions set forth in the Purchase Agreement. Pursuant to the terms of the Purchase Agreement, at the time we signed the Purchase Agreement, we sold 373,832 shares of our common stock at a price of $5.35 per share pursuant to the Purchase Agreement for gross proceeds of $2 million (and issued 80,000 shares of common stock to Lincoln Park as consideration for its commitment to purchase shares of our common stock, which consisted of 75,000 shares for Lincoln Park's initial commitment and 5,000 shares issued on a pro rata basis in respect of Lincoln Park's initial purchase of 373,832 shares). Thereafter, as often as every business day from and after one business day following the date of the Initial Purchase and over the 36-month term of the Purchase Agreement, we have the right, from time to time, at our sole discretion and subject to certain conditions, to direct Lincoln Park to purchase up to 100,000 shares of common stock, with such amount increasing as the closing sale price of the common stock increases; provided Lincoln Park's obligation under any single such purchase will not exceed $2 million, unless we and Lincoln Park mutually agree to increase the maximum amount of such single purchase (each, a Regular Purchase). If we direct Lincoln Park to purchase the maximum number of shares of common stock it then may sell in a Regular Purchase, then in addition to such Regular Purchase, and subject to certain conditions and limitations in the Purchase Agreement, we may direct Lincoln Park in an Accelerated Purchase to purchase an additional amount of common stock that may not exceed the lesser of (i) 300% of the number of shares purchased pursuant to the corresponding Regular Purchase or (ii) 30% of the total number of shares of our common stock traded during a specified period on the applicable purchase date as set forth in the Purchase Agreement. Under certain circumstances and in accordance with the Purchase Agreement, we may direct Lincoln Park to purchase shares in multiple Accelerated Purchases on the same trading day. The net proceeds were used for general corporate purposes and working capital. We expect to use future proceeds from this agreement, if any, for general corporate purposes and working capital. As of December 31, 2022, the Company had not made any sales of common stock to Lincoln Park under the Purchase Agreement other than the Initial Purchase.

*Cantor Fitzgerald ATM Offering*

In April 2022, we entered into a sales agreement (Sales Agreement) with Cantor Fitzgerald & Co. (Cantor) as the sales agent, pursuant to which we may offer and sell, from time to time, through Cantor, shares of our common stock (ATM Offering). We are not obligated to sell any common stock shares pursuant to the Sales Agreement. Under the terms of the Sales Agreement, we will pay Cantor a commission of 3% of the aggregate proceeds from the sale of shares and reimburse certain legal fees. We filed a prospectus supplement under our existing registration statement covering the offer and sale of up to $10.5 million of common stock, of which approximately $8.5 million is still available for offer and sale.

During the year ended December 31, 2022, we sold an aggregate of 711,511 shares of common stock under the ATM Offering at then-market prices for total gross proceeds of $1,803,000, with associated issuance costs of $256,000.

*December 2022 Private Placement*

On December 16, 2022, we sold to certain qualified institutional buyers and institutional accredited investors an aggregate of 2,122,017 shares of the Company's common stock at an offering price of $1.68 per share in a private placement (Private Placement). Certain of the Company's directors and executive officers purchased an aggregate of 499,997 of such shares. The net proceeds of the Private Placement were approximately $3.4 million, including associated issuance costs of $162,000.

### Future Funding Requirements

To date, we have generated modest revenues. We do not know when, or if, we will generate any revenue from our development stage biotherapeutic programs. We do not expect to generate any revenue from sales of our autologous and allogeneic cell therapy candidates unless and until we obtain regulatory approval. At the same time, we expect our expenses to increase in connection with our ongoing development activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, our therapeutic candidates. In addition, subject to obtaining regulatory approval for any of our therapeutic candidates and companion diagnostic, we expect to incur significant commercialization expenses for product sales, marketing, manufacturing and distribution. We anticipate that we will need additional funding in connection with our continuing operations.

Based upon our current operating plan, we believe that the cash and cash equivalents of $7.4 million as of December 31, 2022 are not sufficient to fund our planned expenditures and meet our obligations beyond the third quarter of 2023. In order to continue development of our therapeutic candidates beyond the third quarter of 2023, we plan to raise additional capital, potentially including non-dilutive collaboration and licensing arrangements, debt or equity financing, or a combination from these sources. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our therapeutic candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development of our therapeutic candidates.

Our future capital requirements will depend on many factors, including:

- the progress, costs, results and timing of our autologous CardiAMP Cell Therapy System and allogeneic Neurokinin-1 Receptor Positive clinical trials and related development programs;

- FDA acceptance of our autologous CardiAMP Cell Therapy System and allogeneic Neurokinin-1 Receptor Positive therapies for heart failure and for other potential indications;

- the outcome, costs and timing of seeking and obtaining FDA and any other regulatory approvals;

- the costs associated with securing, establishing and maintaining commercialization and manufacturing capabilities;

- the number and characteristics of product candidates that we pursue, including our product candidates in preclinical development;

- the ability of our product candidates to progress through clinical development successfully;

- our need to expand our research and development activities;

- the costs of acquiring, licensing or investing in businesses, products, product candidates and technologies;

- our ability to maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with the licensing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

- the general and administrative expenses related to being a public company;

- our need and ability to hire additional management and scientific, medical and sales personnel;

- the effect of competing technological and market developments;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems; and

- the cost of the impact from the COVID-19 pandemic.

Until such time that we can generate meaningful revenue from the sales of approved therapies and products, if ever, we expect to finance our operating activities through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include conversion discounts or covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third-party funding, marketing and distribution arrangements or other collaborations, or strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, products, or therapeutic candidates or to grant licenses on terms that may not be favorable to us.

Our consolidated financial statements as of December 31, 2022 have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. Due to the factors described above, there is substantial doubt about the Company's ability to continue as a going concern within one year after the date these financial statements are issued. Our ability to continue as a going concern will depend in a large part, on our ability to raise additional capital. If adequate funds are not available, we may be required to reduce operating expenses, delay or reduce the scope of our product development programs, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize ourselves, or cease operations. While we believe in the viability of our strategy to raise additional funds, there can be no assurances that we will be able to obtain additional capital on acceptable terms and in the amounts necessary to fully fund our operating needs.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, we may be forced to liquidate assets. In such a scenario, the values received for assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements.

**Recent Accounting Pronouncements**

See Note 2 of our notes to the consolidated financial statements for information regarding recent accounting pronouncements that are of significance or potential significance to us.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

As of December 31, 2022, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates or credit conditions.

We believe that the interest rate risk related to our accounts receivable is not significant. We manage the risk associated with these accounts through periodic reviews of the carrying value for non-collectability and establishment of appropriate allowances.

We operate primarily in the United States and are not exposed to foreign exchange risk with respect to recognized assets and liabilities. We do not enter into hedging transactions and do not purchase derivative instruments.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID 27) .................................................................... 74

Consolidated Balance Sheets .................................................................................................................................. 76

Consolidated Statements of Operations .................................................................................................................. 77

Consolidated Statements of Stockholders' Equity .................................................................................................... 78

Consolidated Statements of Cash Flows .................................................................................................................. 79

Notes to Consolidated Financial Statements ............................................................................................................ 80

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
BioCardia, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BioCardia, Inc. and Subsidiary (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity, and cash flows for the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred net losses and negative cashflows from operations since its inception and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Accrued research and development expenses – clinical costs*

The Company recorded research and development expenses of $8.8 million for the year ended December 31, 2022. As described in Note 2, research and development costs are expensed as incurred. Research and development costs include fees paid to contract research organizations that conduct certain research and development activities on the Company's behalf and contract manufacturing organizations in connection with the production of materials for clinical trials.

Auditing the Company's research and development expenses for contract research organizations and contract manufacturing organizations and related accruals was challenging due to the complex nature of evaluating the completeness and accuracy of the expenses and accruals. Research and development expenses are recognized as the services are being performed by the vendors, which requires management to accurately monitor the activity at the vendors to determine the extent of unbilled services performed during the reporting period.

We obtained an understanding and evaluated the design over the Company's process used to determine the completeness and accuracy of the research and development expenses and related accruals for contract research organizations and contract manufacturing organizations, including management's controls to accurately monitor the activity at the vendors.

To test the completeness and accuracy of the contract research organization and contract manufacturing organization expenses and related accruals, our audit procedures included, among others, testing a sample of research and development expenses recorded during the period and evaluating the timing, amount and project coding of the expense recognition, and testing a sample of cash disbursements after period end to assess the completeness of the expense recognition.

/s/PKF San Diego, LLP

We have served as the Company's auditor since 2020.

San Diego, California
March 28, 2023

BIOCARDIA, INC.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 7,363 | $ 12,872 |
| Accounts receivable, net of allowance for doubtful accounts of $11 and $22 as of December 31, 2022 and 2021 | 201 | 147 |
| Prepaid expenses and other current assets | 300 | 462 |
| Total current assets | 7,864 | 13,481 |
| Property and equipment, net | 170 | 182 |
| Operating lease right-of-use asset, net | 1,588 | 1,883 |
| Other assets | 171 | 172 |
| Total assets | $ 9,793 | $ 15,718 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 683 | $ 507 |
| Accrued expenses and other current liabilities | 2,246 | 2,121 |
| Deferred revenue | 341 | 847 |
| Operating lease liability - current | 315 | 237 |
| Total current liabilities | 3,585 | 3,712 |
| Operating lease liability - noncurrent | 1,316 | 1,631 |
| Total liabilities | 4,901 | 5,343 |
| Commitments and contingencies (Notes 1, 2, 5 and 13) | | |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value, 25,000,000 shares authorized and no shares issued and outstanding as of December 31, 2022 and 2021 | — | — |
| Common stock, $0.001 par value, 100,000,000 shares authorized, 20,076,773 and 16,871,265 shares issued and outstanding as of December 31, 2022 and 2021, respectively | 20 | 17 |
| Additional paid-in capital | 145,476 | 139,055 |
| Accumulated deficit | (140,604) | (128,697) |
| Total stockholders' equity | 4,892 | 10,375 |
| Total liabilities and stockholders' equity | $ 9,793 | $ 15,718 |

See accompanying notes to the consolidated financial statements.

BIOCARDIA, INC.
Consolidated Statements of Operations
(In thousands, except share and per share amounts)

| | Years ended December 31, | |
| --- | --- | --- |
| | **2022** | **2021** |
| Revenue: | | |
| Net product revenue | $ 3 | $ 1 |
| Collaboration agreement revenue | 1,349 | 1,014 |
| Total revenue | 1,352 | 1,015 |
| Costs and expenses: | | |
| Research and development | 8,834 | 8,558 |
| Selling, general and administrative | 4,419 | 5,087 |
| Total costs and expenses | 13,253 | 13,645 |
| Operating loss | (11,901) | (12,630) |
| Other income (expense): | | |
| Total other income (expense), net | (6) | 7 |
| Net loss | $ (11,907) | $ (12,623) |
| | | |
| Net loss per share, basic and diluted | $ (0.67) | $ (0.75) |
| | | |
| Weighted-average shares used in computing net loss per share, basic and diluted | 17,720,972 | 16,917,664 |

See accompanying notes to consolidated financial statements.

# BIOCARDIA, INC.
## Consolidated Statements of Stockholders' Equity
### For the Years Ended December 31, 2022 and 2021
### (In thousands, except share data)

| | Common stock | | Additional paid-in capital | Accumulated deficit | Total |
|---|---|---|---|---|---|
| | Shares | Cost | | | |
| Balance at December 31, 2020 | 16,297,381 | $ 16 | $ 135,234 | $ (116,074) | $ 19,176 |
| Restricted stock units vested and issued | 40,100 | — | — | — | — |
| Sale of common stock, net of issuance costs of $59... | 453,832 | 1 | 1,941 | — | 1,942 |
| Restricted stock units issued to settle management bonus obligations | 78,372 | — | 214 | — | 214 |
| Exercise of common stock options | 1,580 | — | 5 | — | 5 |
| Share-based compensation | — | — | 1,661 | — | 1,661 |
| Net loss | — | — | — | (12,623) | (12,623) |
| Balance at December 31, 2021 | 16,871,265 | 17 | 139,055 | (128,697) | 10,375 |
| Restricted stock units vested and issued | 178,785 | — | — | — | — |
| Sale of common stock under ATM, net of issuance costs of $256 | 711,511 | 1 | 1,546 | — | 1,547 |
| Sale of common stock on December 14, 2022, net of issuance costs of $162 | 2,122,017 | 2 | 3,401 | — | 3,403 |
| Restricted stock units issued to settle management bonus obligations | 193,195 | — | 291 | — | 291 |
| Share-based compensation | — | — | 1,183 | — | 1,183 |
| Net loss | — | — | — | (11,907) | (11,907) |
| Balance at December 31, 2022 | 20,076,773 | $ 20 | $ 145,476 | $ (140,604) | $ 4,892 |

See accompanying notes to consolidated financial statements.

BIOCARDIA, INC.
Consolidated Statements of Cash Flows
(In thousands)

| | Years ended December 31, | |
| --- | --- | --- |
| | 2022 | 2021 |
| Operating activities: | | |
| Net loss | $ (11,907) | $ (12,623) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 82 | 60 |
| Reduction in the carrying amount of right-of-use assets | 295 | 580 |
| Share-based compensation | 1,183 | 1,661 |
| Loss on disposal of property and equipment | — | 19 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (54) | 85 |
| Prepaid expenses and other current assets | 163 | (179) |
| Other receivable due from related party | — | 618 |
| Accounts payable | 4 | (239) |
| Accrued expenses and other current liabilities | 416 | 130 |
| Deferred revenue | (506) | 164 |
| Operating lease liability | (237) | (642) |
| Net cash used in operating activities | (10,561) | (10,366) |
| Investing activities: | | |
| Purchase of property and equipment | (70) | (116) |
| Net cash used in investing activities | (70) | (116) |
| Financing activities: | | |
| Proceeds from sales of common stock | 5,540 | 2,001 |
| Issuance costs of sale of common stock | (418) | (59) |
| Proceeds from exercise of common stock options | — | 5 |
| Net cash provided by financing activities | 5,122 | 1,947 |
| Net change in cash and cash equivalents | (5,509) | (8,535) |
| Cash and cash equivalents at beginning of year | 12,872 | 21,407 |
| Cash and cash equivalents at end of year | $ 7,363 | $ 12,872 |
| Supplemental disclosure of noncash investing and financing activities: | | |
| Unpaid issuance costs of common stock | $ 172 | $ — |
| Issuance of restricted stock units in lieu of cash bonus obligations | $ 401 | $ 393 |
| Right-of-use asset obtained in exchange for lease obligation | $ — | $ 1,896 |

See accompanying notes to the consolidated financial statements.

**BioCardia, Inc.**
**Notes to Consolidated Financial Statements**

## (1) Summary of Business

### *(a) Organization and Description of Business*

BioCardia, Inc. (we, us, our, BioCardia or the Company), is a clinical-stage company focused on developing cellular and cell-derived therapeutics for the treatment of cardiovascular and pulmonary diseases with significant unmet medical needs. The Company is advancing two cell therapy platforms derived from bone marrow in clinical trials today. Our CardiAMP® autologous mononuclear cell therapy platform is being advanced for two clinical indications: ischemic heart failure with reduced ejection fraction (HFrEF) and refractory angina resulting from chronic myocardial ischemia (CMI). Our neurokinin-1 receptor positive (NK1R+) allogeneic mesenchymal stem cell (MSC) therapy platform is being advanced as an "off the shelf" cell therapy for two clinical indications: the treatment of ischemic HFrEF and for acute respiratory distress syndrome (ARDS). Our autologous CardiAMP and our allogeneic NK1R+ cell therapies intended for cardiac indications of HFrEF and CMI are enabled by our Helix™ minimally invasive intramyocardial therapeutic delivery platform. We partner this therapeutic delivery platform selectively with others seeking to develop biotherapeutic interventions for local delivery to the heart. To date, we have devoted substantially all our resources to research and development efforts relating to our therapeutic candidates and biotherapeutic delivery systems including conducting clinical trials, developing manufacturing and sales capabilities, in-licensing related intellectual property, providing general and administrative support for these operations and protecting our intellectual property.

We manage our operations as a single segment for the purposes of assessing performance and making operating decisions.

## (2) Significant Accounting Policies

### *(a) Basis of Presentation and Consolidation*

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) and include all adjustments necessary for the fair presentation of the Company's financial position for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, BioCardia Lifesciences, Inc. All material intercompany accounts and transactions have been eliminated during the consolidation process.

### *(b) Liquidity – Going Concern*

We have incurred net losses and negative cash flows from operations since our inception and had an accumulated deficit of approximately $140.6 million as of December 31, 2022. Management expects operating losses and negative cash flows to continue through at least the next several years. We expect to incur increasing costs as we advance our trials and development activities. Therefore, absent additional funding, management believes cash and cash equivalents of $7.4 million as of December 31, 2022 are not sufficient to fund the Company's planned expenditures and meet its obligations beyond the third quarter of 2023. These factors raise substantial doubt about the Company's ability to continue as a going concern beyond one year from the date these financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's ability to continue as a going concern and to continue further development of its therapeutic candidates beyond the third quarter of 2023 will require the Company to raise additional capital. The Company plans to raise additional capital, potentially including debt and equity arrangements, to finance its future operations. While management believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt, these plans are not entirely within its control and cannot be assessed as being probable of occurring. If adequate funds are not available, we may be required to reduce operating expenses, delay or reduce the scope of our product development programs, obtain funds through arrangements with others that may require us to relinquish rights to certain of our technologies or products that we would otherwise seek to develop or commercialize, or cease operations.

## (c)  Use of Estimates

The preparation of the financial statements in accordance with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. Significant items subject to such estimates and assumptions include share-based compensation, the useful lives of property and equipment, right-of-use assets and related liabilities, incremental borrowing rate, allowances for doubtful accounts and sales returns, clinical accruals and assumptions used for revenue recognition.

## (d)  Cash Equivalents

The Company classifies all highly liquid investments with an original maturity date of 90 days or less at the date of purchase as cash equivalents.

## (e)  Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. The Company's cash at times exceeds federally insured limits of $250,000 per customer. On December 31, 2022, the Company's cash was held by one financial institution and the amount on deposit was approximately $7.1 million in excess of FDIC insurance limits. The Company has not recognized any losses from credit risks on such accounts since inception. See note 17 for subsequent events related to Silicon Valley Bank.

## (f)  Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company considers the creditworthiness of its customers but does not require collateral in advance of a sale. The Company evaluates collectability and maintains an allowance for doubtful accounts for estimated losses inherent in its accounts' receivable portfolio when necessary. The estimate is based on the Company's historical write-off experience, customer creditworthiness, facts, and circumstances specific to outstanding balances and payment terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was $11,000 and $22,000 as of December 31, 2022 and 2021, respectively.

## (g)  Property and Equipment, Net

Property and equipment, net, are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, as described in the table below. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the accompanying consolidated statements of operations.

| Asset | Estimated useful lives (in years) |
|---|---|
| Computer equipment and software | 3 |
| Laboratory and manufacturing equipment | 3 |
| Furniture and fixtures | 3 |
| Leasehold improvements | 5 years or lease term, if shorter |

### (h) Right-of-Use Assets

*Operating lease right-of-use asset and liabilities* - The Company will determine if an arrangement is a lease at the inception of the arrangement. All leases are assessed for classification as an operating lease or finance lease. The Company will recognize a lease liability and a right-of-use (ROU) asset for all leases, including operating leases, with a term greater than 12 months. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

The Company's lease liabilities are recognized at the applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Variable lease payments are expensed as incurred and are not included the computation of the lease liability. The lease liability discount rate is generally the Company's incremental borrowing rate unless the lessor's rate implicit in the lease is readily determinable, in which case the lessor's implicit rate is used.

The Company's ROU assets are also recognized at the applicable lease commencement date. The ROU asset equals the carrying amount of the related lease liability, adjusted for any lease payments made prior to lease commencement and lease incentives provided by the lessor, if any. The Company reduces a ROU asset, and the periodic reduction is the difference between the straight-line total lease cost for the period (including reduction of initial direct costs) and the periodic accretion of the lease liability using the effective interest method.

The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that it will exercise any such options. Operating lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company's lease contracts often include lease and non-lease components. The Company has elected the practical expedient offered by the standard to not separate lease from non-lease components and accounts for them as a single lease component.

The Company has elected not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

### (i) Long-lived Assets

*Impairment assessment of long-lived assets* - The carrying value of long-lived assets, including property and equipment and operating lease right-of-use assets, is reviewed for impairment whenever events or changes in circumstances indicate that the asset may not be recoverable. An impairment loss is recognized when the total of estimated future undiscounted cash flows, expected to result from the use of the asset and its eventual disposition, are less than its carrying amount. Impairment, if any, would be assessed using discounted cash flows or other appropriate measures of fair value. Through December 31, 2022, there have been no such impairment losses.

### (j) Clinical Trial Accruals

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiation and may result in payment flows that do not match the periods over which materials or services are provided by the vendor under the contracts. The Company's objective is to reflect the clinical trial expenses in its consolidated financial statements by matching those expenses with the period in which the services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. The Company makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on the facts and circumstances known at that time. Although, the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services relative to the actual status and timing of services performed may vary and may result in reported amounts that differ from the actual amounts incurred.

### (k) Revenue Recognition

*Net product revenue* – BioCardia currently has a portfolio of enabling and delivery products. Revenue from product sales is recognized generally upon shipment to the end customer, which is when control of the product is deemed to be transferred. Product sale transactions are evidenced by customer purchase orders, customer contracts, invoices and/or related shipping documents.

*Collaboration agreement revenue* – Collaboration agreement revenue is income from agreements under partnering programs with corporate and academic institutions, wherein the Company provides biotherapeutic delivery systems and customer training and support for their use in clinical trials and studies. These programs provide additional clinical data, intellectual property rights and opportunities to participate in the development of combination products for the treatment of cardiac disease.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. As part of the accounting for these arrangements, the Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract.

The Company uses key assumptions to determine the stand-alone selling price, which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. This evaluation is subjective and requires the Company to make judgments about the promised goods and services and whether those goods and services are separable from other aspects of the contract. Further, determining the stand-alone selling price for performance obligations requires significant judgment, and when an observable price of a promised good or service is not readily available, the Company considers relevant assumptions to estimate the stand-alone selling price, including, as applicable, market conditions, development timelines, probabilities of technical and regulatory success, reimbursement rates for personnel costs, forecasted revenues, potential limitations to the selling price of the product and discount rates.

The Company applies judgment in determining whether a combined performance obligation is satisfied at a point in time or over time, and, if over time, concluding upon the appropriate method of measuring progress to be applied for purposes of recognizing revenue. The Company evaluates the measure of progress each reporting period and, as estimates related to the measure of progress change, related revenue recognition is adjusted accordingly. Changes in the Company's estimated measure of progress are accounted for prospectively as a change in accounting estimate. The Company recognizes collaboration revenue by measuring the progress toward complete satisfaction of the performance obligation using an input measure. The Company will re-evaluate the estimate of expected costs to satisfy the performance obligation each reporting period and make adjustments for any significant changes.

Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue in the Company's consolidated balance sheets. If the related performance obligation is expected to be satisfied within the next twelve months, it will be classified in current liabilities. The Company receives payments from its customers as established in each contract. Upfront payments and fees are recorded as deferred revenue upon receipt or when due and may require deferral of revenue recognition to a future period until the Company performs its obligations under these arrangements. The Company does not assess whether a contract with a customer has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. Deferred revenue totaled $341,000 and $847,000 as of December 31, 2022 and 2021, respectively.

*Multiple contracts with the same customer* - When two or more contracts are entered into with the same customer at or near the same time, the Company evaluates the contracts to determine whether the contracts should be accounted for as a single arrangement. Contracts are combined and accounted for as a single arrangement if one or more of the following criteria are met: (i) the contracts are negotiated as a package with a single commercial objective; (ii) the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or (iii) the goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

*Contract costs* - The Company recognizes as an asset the incremental costs of obtaining a contract with a customer if the costs are expected to be recovered. The Company has elected a practical expedient wherein it recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that it otherwise would have recognized is one year or less. To date, the Company has not incurred any material incremental costs of obtaining a contract with a customer.

*Contract modifications* - Contract modifications, defined as changes in the scope or price (or both) of a contract that are approved by the parties to the contract, such as a contract amendment, exist when the parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract. Depending on facts and circumstances, the Company accounts for a contract modification as one of the following: (i) a separate contract; (ii) a termination of the existing contract and a creation of a new contract; or (iii) a combination of the preceding treatments. A contract modification is accounted for as a separate contract if the scope of the contract increases because of the addition of promised goods or services that are distinct and the price of the contract increases by an amount of consideration that reflects the Company's stand-alone selling prices of the additional promised goods or services. When a contract modification is not considered a separate contract and the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification, the Company accounts for the contract modification as a termination of the existing contract and a creation of a new contract. When a contract modification is not considered a separate contract and the remaining goods or services are not distinct, the Company accounts for the contract modification as an add-on to the existing contract and as an adjustment to revenue on a cumulative catch-up basis.

## (l)   Product Warranties

The Company provides a standard warranty of serviceability on all its products for the duration of the product's shelf life, which is two years for Helix and Morph products currently. Estimated future warranty costs, if any, are accrued and charged to costs of goods sold in the period that the related revenue is recognized. Historical data and trends of product reliability and costs of repairing or replacing defective products are considered. Due to the low historical warranty claims experience, a general warranty accrual has not been required or recorded as of December 31, 2022 and 2021.

## (m)  Research and Development

The Company's research and development costs are expensed as incurred. Research and development expense include the costs of basic research activities as well as other research, engineering, and technical effort required to develop new products or services or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses and support costs for collaborative partnering programs wherein the Company provides biotherapeutic delivery systems and customer training and support for their use in clinical trials and studies. The Company's research and development costs consist primarily of:

•   Salaries, benefits and other personnel-related expenses, including share-based compensation;

•   Fees paid for services provided by clinical research organizations, research institutions, consultants and other outside service providers;

•   Costs to acquire and manufacture materials used in research and development activities and clinical trials;

•   Laboratory consumables and supplies;

•   Facility-related expenses allocated to research and development activities;

•   Fees to collaborators to license technology; and

•   Depreciation expense for equipment used for research and development and clinical purposes.

### (n) Share-Based Compensation

The Company measures and recognizes share-based compensation expense for equity awards to employees, directors and consultants based on fair value at the grant date. The Company uses the Black-Scholes-Merton (BSM) option pricing model to calculate fair value of its stock option grants. The compensation cost for restricted stock awards is based on the closing price of the Company's common stock on the date of grant. Share-based compensation expense recognized in the consolidated statements of operations is based on the period the services are performed and recognized as compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur.

Measurement of nonemployee awards - The measurement of equity-classified nonemployee awards is fixed at the grant date, and the Company may use the expected term to measure nonemployee options or elect to use the contractual term as the expected term, on an award-by-award basis. This differs from the guidance in Accounting Standards Codification (ASC) 505-50 that requires the use of the contractual term. Forfeitures of nonemployee awards will be recognized as they occur.

The BSM option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected volatility in the value of the Company's common stock, and the expected term of the option. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, the share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

*Risk-free Interest Rate*

The risk-free interest rate assumption is based on the zero-coupon U.S. Treasury instruments appropriate for the expected term of the stock option grants.

*Expected Volatility*

Beginning in 2022, the Company based the volatility assumption on its own historical data. Prior to 2022, the Company had limited historical data of its own to determine expected volatility, and as such, based the volatility assumption on a combined weighted average of its own historical data and that of a selected peer group. The peer group was developed based on companies in the biotechnology and medical device industries whose shares are publicly traded.

*Expected Term*

The expected term represents the period of time that options are expected to be outstanding. As the Company does not have sufficient historical experience for determining the expected term of the stock options awards granted, the expected life is determined using the simplified method, which is an average of the contractual terms of the option and its ordinary vesting period.

### (o) Income Taxes

The Company accounts for income taxes based on the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets, liabilities, operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, forecasts of future taxable income, and ongoing tax planning. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.

The Company recognizes and measures benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions quarterly. Evaluations are based upon a number of factors, including the technical merits of the tax position, changes in facts or circumstances, changes in tax law, interactions with tax authorities during the course of audits, and effective settlement of audit issues. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense in the consolidated statements of operations and accrued interest and penalties within accrued expenses and other current liabilities in the consolidated balance sheets. No such interest and penalties have been recorded to date.

### (p) Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are required to be recognized or disclosed at fair value in the consolidated financial statements. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments complexity.

The Company's financial assets and liabilities consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities. The fair value of the Company's cash equivalents is determined based on quoted prices in active markets for identical assets. Cash in the Company's operating bank accounts represents the difference between cash in the money market accounts and total cash and cash equivalents reported on the consolidated balance sheets. The recorded values of the Company's accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their current fair values due to the relatively short-term nature of these accounts.

### (q) Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of shares of common stock outstanding. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. Common stock equivalents are comprised of restricted stock units, warrants to purchase common stock and options outstanding under the stock option plans. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding since the effects of potentially dilutive securities are antidilutive due to the net loss position.

### (r) Recent Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board, including its Emerging Issues Task Force, and the American Institute of Certified Public Accountants did not or are not believed by management to have a material impact on the Company's financial statement presentation or disclosures.

### (3) Fair Value Measurements

The fair value of financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The Company follows a fair value hierarchy that prioritizes the use of inputs used in valuation techniques into the following three levels:

Level 1 – quoted prices in active markets for identical assets and liabilities

Level 2 – observable inputs other than quoted prices in active markets for identical assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table sets forth the fair value of the financial assets measured on a recurring basis and indicates the fair value hierarchy utilized to determine such fair value (in thousands).

| | As of December 31, 2022 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds | $ 6,893 | $ — | $ — | $ 6,893 |
| Cash in checking account | — | — | — | 470 |
| Total cash and cash equivalent | $ 6,893 | $ — | $ — | $ 7,363 |

| | As of December 31, 2021 | | | |
| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Money market funds | $ 12,917 | $ — | $ — | $ 12,917 |
| Cash in checking account | - | — | — | (45) |
| Total cash and cash equivalent | $ 12,917 | $ — | $ — | $ 12,872 |

## (4) Property and Equipment, Net

Property and equipment, net consisted of the following as December 31, 2022 and 2021 (in thousands):

| | 2022 | 2021 |
|---|---|---|
| Computer equipment and software | $ 161 | $ 133 |
| Laboratory and manufacturing equipment | 575 | 460 |
| Furniture and fixtures | 27 | 26 |
| Leasehold improvements | 26 | 26 |
| Construction in progress | — | 74 |
| Property and equipment, gross | 789 | 719 |
| Less accumulated depreciation | (619) | (537) |
| Property and equipment, net | $ 170 | $ 182 |

Depreciation expense totaled approximately $82,000 and $60,000 for the years ended December 31, 2022 and 2021, respectively. All of the Company's property and equipment is located in the United States.

## (5) Operating Lease Right-of-Use Assets, Net

The Company determines if an arrangement is a lease at inception by assessing whether it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company's operating lease related to a property lease for its laboratory and corporate offices expired in December 2021, and the Company entered into a new lease which expires in January 2027. BioCardia's lease agreement does not contain any material residual guarantees or material restrictive covenants.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company's lease does not provide an implicit rate. The Company used an adjusted historical incremental borrowing rate, based on the information available at the approximate lease commencement date, to determine the present value of lease payments. The net lease asset was adjusted for deferred rent, lease incentives, and prepaid rent. Variable rent expense is made up of expenses for common area maintenance and shared utilities and were not included in the determination of the present value of lease payments. The Company has no finance leases.

The components of lease expense for the years ended December 31, 2022 and 2021, respectively, were as follows (in thousands, except years and percentages):

|  | 2022 | 2021 |
|---|---|---|
| Straight-line rent expense recognized for operating lease | $ 482 | $ 623 |
| Variable rent expense recognized for operating lease | 62 | 322 |
| Total rent expense | $ 544 | $ 945 |
| Weighted average remaining lease term (in years) | 4.1 | 5.1 |
| Weighted average discount rate | 10.74% | 10.74% |

Supplemental cash flow information related to the operating lease for the years ended December 31, 2022 and 2021 was as follows (in thousands):

|  | 2022 | 2021 |
|---|---|---|
| Cash paid for amounts included in the measurement of lease liabilities | $ 237 | $ 686 |
| Cash lease expense (imputed interest expense component of net income) | 187 | 43 |
| Total rent expense | $ 424 | $ 729 |

Future minimum lease payments under the operating lease as of December 31, 2022 are as follows (in thousands):

|  |  |
|---|---|
| 2023 | $ 471 |
| 2024 | 485 |
| 2025 | 499 |
| 2026 | 514 |
| 2027 | 44 |
| Total undiscounted lease payments | $ 2,013 |
| Less imputed interest | 382 |
| Total operating lease liabilities | $ 1,631 |

## (6) Collaborative Agreements

The Company has entered into various collaborations related to clinical development. These agreements allow partners to utilize the Company's enabling biotherapeutic delivery systems, including training and support during clinical and preclinical delivery of biotherapeutics. Under the terms of these agreements, the Company typically receives a use fee and payments for the systems and services provided. The Company gains access to certain data generated by its partners for use in its own product development efforts and also receives nonexclusive patent rights to any partner discovered BioCardia technology improvement inventions. Revenue from collaborative agreements is recognized in the Consolidated Statements of Operations in the line "Collaboration agreement revenue."

**(7)    Accrued Expenses and Other Current Liabilities**

Accrued expenses and other current liabilities consisted of the following (in thousands):

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Accrued expenses | $ 157 | $ 240 |
| Accrued salaries and employee benefits | 899 | 861 |
| Accrued clinical trial costs | 548 | 334 |
| Grant liability | 534 | 590 |
| Customer deposits | 90 | 96 |
| Payable to related party | 18 | — |
| Total | $ 2,246 | $ 2,121 |

**(8)    Stockholders' Equity**

*Warrants* – Set forth below is a table of activity of warrants for common stock and the related weighted average exercise price per warrant.

| | Number of Common Stock Warrants | Weighted Average Exercise Price |
|---|---|---|
| Balance, December 31, 2021 | 2,424,724 | $ 6.36 |
| Warrants for common stock sold | — | — |
| Warrants for common stock exercised | — | — |
| Balance, December 31, 2022 | 2,424,724 | $ 6.36 |

*Lincoln Park Capital stock purchase agreement* - On March 29, 2021, the Company and Lincoln Park Capital Fund, LLC (Lincoln Park) entered into a purchase agreement (the Purchase Agreement) and a registration rights agreement (the Registration Rights Agreement), pursuant to which the Company has the right to sell to Lincoln Park shares of the Company's common stock having an aggregate value of up to $20 million, subject to certain limitations and conditions set forth in the Purchase Agreement (the Offering).

Pursuant to the Purchase Agreement, in March 2021, Lincoln Park purchased 373,832 shares of common stock, at a price of $5.35 per share, for a total gross purchase price of $2 million (the Initial Purchase) and the Company issued 80,000 shares of common stock as commitment shares, which included 5,000 commitment shares issued on a pro rata basis for the initial $2 million purchase.

As of December 31, 2022, the Company had not sold any common stock to Lincoln Park under the Purchase Agreement other than the Initial Purchase.

*Cantor Fitzgerald ATM Offering* - On April 12, 2022, the Company entered into a sales agreement (Sales Agreement) with Cantor Fitzgerald & Co. (Cantor) as the sales agent, pursuant to which the Company may offer and sell, from time to time, through Cantor, shares of common stock having an aggregate offering price of up to $10.5 million (ATM Offering). The Company is not obligated to sell any common stock shares pursuant to the Sales Agreement. Under the terms of the Sales Agreement, the Company will pay Cantor a commission of 3% of the aggregate proceeds from the sale of shares and reimburse certain legal fees. The Company filed a prospectus supplement under our existing registration statement covering the offer and sale of up to $10.5 million shares of common stock, of which approximately $8.5 million is still available for offer and sale.

During the year ended December 31, 2022, the Company sold an aggregate of 711,511 shares of common stock under the ATM Offering at then-market prices for total gross proceeds of $1,803,000, with associated issuance costs of $256,000.

*December* 2022 - On December 16, 2022, the Company sold to certain qualified institutional buyers and institutional accredited investors aggregate of 2,122,017 shares of the Company's common stock at an offering price of $1.68 per share in a private placement. Certain of the Company's directors and executive officers purchased an aggregate of 499,997 of such shares. The net proceeds of the Private Placement were approximately $3.4 million, including associated issuance costs of $162,000.

**(9)     Share-Based Compensation**

BioCardia Lifesciences adopted, and the BioCardia Lifesciences shareholders approved, the 2002 Stock Plan in 2002 (2002 Plan), and the Company assumed the 2002 Plan in the Merger. The Company has not granted or does not intend to grant any additional awards under the 2002 Plan following the Merger. In 2016, BioCardia Lifesciences adopted, and the BioCardia Lifesciences shareholders approved, the 2016 Equity Incentive Plan (2016 Plan), and the Company assumed the 2016 Plan in the Merger. BioCardia has granted awards, including incentive stock options and non-qualified stock options, under the 2016 Plan following the Merger. Under the 2002 Plan and the 2016 Plan, the number of shares, terms, and vesting periods are determined by the Company's board of directors or a committee thereof on an option-by-option basis. Options generally vest ratably over service periods of four years and expire ten years from the date of grant. The per share exercise price shall be no less than the fair market value on the date of grant. Compensation cost for employee share-based awards is based on the grant-date fair value and is recognized over the vesting period of the applicable award on a straight-line basis. The number of shares reserved for issuance or transfer pursuant to awards under the 2016 Plan will be increased by (i) the number of shares represented by awards outstanding under 2016 Plan that are returned to the plan because they are either forfeited or lapse unexercised or that are repurchased for the original purchase price thereof, (ii) if approved by the Administrator of the 2016 Plan, an annual increase on the first day of each fiscal year equal to the lessor of (A) 4% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year; (B) 1,000,000 shares. As of December 31, 2022, 81,923 shares have been authorized and available for awards under the 2016 Plan.

The Company recognizes in the Consolidated Statements of Operations the grant-date fair value of stock options and other equity-based compensation. Share-based compensation expense for the years ended December 31, 2022 and 2021 was recorded as follows (in thousands):

|  | Years ended December 31, | |
| --- | --- | --- |
|  | **2022** | **2021** |
| Research and development | $    528 | $    795 |
| Selling, general and administrative | 655 | 866 |
| Total share-based compensation | $    1,183 | $    1,661 |

The following table summarizes activity under the Company's stock option plans, including the 2002 Plan and the 2016 Plan and related information (in thousands, except share and per share amounts and term):

|  | **Options outstanding** | | **Weighted average remaining contractual term (years)** | **Aggregate intrinsic value (in thousands)** |
| --- | --- | --- | --- | --- |
|  | **Number of shares** | **Weighted average exercise price** | | |
| Balance, December 31, 2021 | 1,649,686 | $    5.00 | 7.6 | $          - |
| Stock options granted | 644,853 | 1.55 | | |
| Stock options exercised | — | — | | |
| Stock options forfeited | (108,720) | 3.77 | | |
| Stock options expired | (3,111) | 9.55 | | |
| Balance, December 31, 2022 | 2,182,708 | $    4.04 | 7.5 | $    343 |
| Exercisable, December 31, 2022 | 1,144,240 | $    5.48 | 6.4 | $    47 |
| Options vested and expected to vest | 2,182,708 | $    4.04 | 7.5 | $    343 |

The aggregate intrinsic value represents the difference between the total pre-tax value (i.e., the difference between the Company's stock price and the exercise price) of stock options outstanding as of December 31, 2022, based on the Company's common stock closing price of $2.09 per share, which would have been received by the option holders had all their in-the-money options been exercised as of that date.

The total intrinsic value of options exercised was zero and $3,000 in the years ended December 31, 2022 and 2021, respectively. The weighted average grant-date BSM fair value of options granted during the years ended December 31, 2022 and 2021 was $1.37 and $3.10 per share, respectively.

*Employee, Director and Non-employee Share-Based Compensation*

During the years ended December 31, 2022 and 2021, the Company granted stock options to certain employees, non-employee directors and non-employees to purchase 644,853 and 772,435 shares of common stock, respectively. The fair value of each option grant was estimated on the date of the grant using the BSM option pricing model with the following assumptions:

| | | Years ended December 31, | | | | |
| | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|
| Risk-free interest rate | 1.8 | - | 3.8% | 0.4 | - | 1.6% |
| Volatility | 116 | - | 122% | 107 | - | 112% |
| Dividend yield | None | | | None | | |
| Expected term (in years) | 6.25 | - | 10.0 | 6.25 | - | 10.0 |

Unrecognized share-based compensation for employees, non-employee directors and non-employee options granted through December 31, 2022 is approximately $2.1 million to be recognized over a remaining weighted average service period of 2.4 years.

*Share-Based Compensation (RSUs)*

During the years ended December 31, 2022 and 2021, respectively, the Company granted to certain members of management 287,839 and 112,583 restricted stock units, or RSUs in lieu of paying bonuses. The fair value of each RSU is estimated on the closing market price of the Company's common stock on the grant date.

The following table summarizes the activity for RSUs during the year ended December 31, 2022:

| | Number of shares | Weighted average grant date fair value per share |
|---|---|---|
| Balance, December 31, 2021 | 200,271 | $ 4.13 |
| RSUs granted | 287,839 | 1.51 |
| RSUs released | (371,980) | 2.75 |
| RSUs forfeited | (94,604) | 1.52 |
| Balance, December 31, 2022 | 21,526 | $ 4.33 |

RSUs vested and settled are converted into the Company's common stock on a one-for-one basis. RSUs are generally subject to forfeiture if employment terminates prior to the release of vesting restrictions. Of the 21,526 RSUs outstanding on December 31, 2022, 18,792 RSUs are vested and have not been settled and 2,734 have not yet vested. The related compensation expense, which is based on the grant date fair value of the Company's common stock multiplied by the number of units granted, is recognized ratably over the period during which the vesting restrictions lapse. Unrecognized share-based compensation for RSUs granted through December 31, 2022 was approximately $4,000 to be recognized over a remaining weighted average service period of 0.4 years.

**(10)   Concentrations**

Four customers accounted for approximately 44%, 27%, 12% and 12% of total revenues in 2022. Three customers accounted for approximately 67%, 13% and 13% of total revenues in 2021. Three customers accounted for approximately 39%, 11% and 10% of accounts receivable on December 31, 2022. Four customers accounted for approximately 24%, 14%, 12% and 12% of accounts receivable on December 31, 2021.

**(11)   Net Loss per Share**

The following table sets forth the computation of the basic and diluted net loss per share for the years ended December 31, 2022 and 2021 (in thousands, except share and per share data):

|  | 2022 | 2021 |
|---|---|---|
| Net loss | $ (11,907) | $ (12,623) |
| Weighted average shares used to compute net loss per share, basic and diluted | 17,720,972 | 16,917,664 |
| Net loss per share, basic and diluted | $ (0.67) | $ (0.75) |

The following weighted-average outstanding common stock equivalents were excluded from the computation of diluted net loss per share for the years presented because including them would have been antidilutive:

|  | December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Stock options to purchase common stock | 2,182,708 | 1,649,686 |
| Unvested restricted stock units | 2,734 | 5,468 |
| Common stock warrants | 2,424,724 | 2,424,724 |
| Total | 4,610,166 | 4,079,878 |

**(12)   Income Taxes**

The Company's provision for income taxes for the years ended December 31, 2022 and 2021 was $0 for both years.

The provision for income taxes differs from the amount which would result by applying the federal statutory income tax rate to pre-tax loss for the years ended December 31, 2022 and 2021. The reconciliation of the provision computed at the federal statutory rate to the Company's provision (benefit) for income taxes was as follows (in thousands):

|  | Years ended December 31, | |
|---|---|---|
|  | 2022 | 2021 |
| Tax at federal statutory rate | $ (2,500) | $ (2,651) |
| State, net of federal benefit | (190) | — |
| Research and development credit | (291) | (279) |
| Share-based compensation | 101 | 264 |
| Other | — | 2 |
| Change in valuation allowance | 2,880 | 2,664 |
| Total provision for income taxes | $ — | $ — |

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as net operating loss and tax credit carryforwards, net of any adjustment for unrecognized tax benefits. The components of the net deferred income tax assets as of December 31, 2022 and 2021 were as follows (in thousands):

| | Years ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Accrued compensation | $ 189 | $ 191 |
| Inventory adjustments | 24 | 15 |
| Depreciation and amortization | 17 | 24 |
| Share-based compensation | 569 | 595 |
| Net operating loss and tax credit carryforwards | 31,499 | 30,277 |
| Research and development capitalization | 1,674 | — |
| Other | 12 | 2 |
| Gross Deferred Tax Asset | 33,984 | 31,104 |
| Valuation Allowance | (33,984) | (31,104) |
| Net deferred tax asset | $ — | $ — |

The Company had approximately $109.5 million and $63.2 million of federal and state net operating loss (NOL) carryforwards, respectively, as of December 31, 2022. For tax reporting purposes, operating loss carryforwards are available to offset future taxable income; such carryforwards expire in varying amounts beginning in 2022 and 2028 for federal and state purposes, respectively, with 2018-2022 federal NOLs having no expiration date. Under current federal and California law, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period.

Generally, utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Code, which discusses limitations on NOL carryforwards and certain built-in losses following ownership changes, and Section 383 of the Code, which discusses, special limitations on certain excess credits, etc., and similar state provisions. Accordingly, the Company's ability to utilize net operating loss carryforwards and tax credit carryforwards may be limited, potentially significantly, as the result of such an "ownership change." The Company has not yet performed a comprehensive study to determine if it has undergone any ownership changes. If the Company is able to potentially utilize its net operating loss carryforwards and tax credit carryforwards, it will perform a comprehensive Section 382 and 383 study to determine what, if any, limitation on its ability to utilize its NOLs exists.

As of December 31, 2022, the Company had federal and state research and development credits of approximately $3.5 million and $2.6 million available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2028. The state credit carryforwards have no expiration.

The Company does not believe that these assets are realizable on a more likely than not basis; therefore, the net deferred tax assets have been fully offset by a valuation allowance. The Company did not have deferred tax liabilities as of December 31, 2022 or 2021. The net increase in the total valuation allowance for the year ended December 31, 2022 was $2.9 million, primarily from the net operating losses generated. The net increase in the total valuation allowance for the year ended December 31, 2021 was $2.7 million, primarily from the net operating losses generated. No liability related to uncertain tax positions is reported in the financial statements.

The aggregate changes in the balance of gross unrecognized tax benefits were as follows (in thousands):

| | Years ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| Balance, beginning of year | $ 1,368 | $ 1,235 |
| Additions based on tax positions related to the current year | 151 | 158 |
| Reductions for tax positions related to prior years | — | (25) |
| Balance, end of year | $ 1,519 | $ 1,368 |

Recognition of approximately $1,106,000 and $991,000 of unrecognized tax benefits would impact the effective rate at December 31, 2022 and 2021 respectively, if recognized. Increases in 2022 relate to increased research and development activity.

**(13)  Commitments and Contingencies**

*Contingencies* - The Company may be subject to various claims, complaints, and legal actions that arise from time to time in the normal course of business. Management is not aware of any current legal or administrative proceedings that are likely to have an adverse effect on the Company's business, financial position, results of operations, or cash flows.

**(14)  Grant Funding**

In June 2016, the Company entered into a grant agreement with Maryland Technology Development Corporation (TEDCO). TEDCO was created by the Maryland State Legislature in 1998 to facilitate the transfer and commercialization of technology from Maryland's research universities and federal labs into the marketplace. TEDCO administers the Maryland Stem Cell Research Fund to promote State funded stem cell research and cures through financial assistance to public and private entities operating within the State. Under the agreement, TEDCO has agreed to provide the Company an amount not to exceed $750,000 to be used solely to finance the costs to conduct the research project entitled "Heart Failure Trial" over a period of three years.

As of December 31, 2022, the Company has received approximately $750,000 under the grant which is accounted for as a reduction to research and development expenses as the related qualifying costs are incurred. Approximately $216,000 of the qualifying costs had been incurred as of December 31, 2022. The remaining $534,000 was recorded as grant liability in accrued expenses and other current liabilities on the consolidated balance sheet at December 31, 2022. The amount is recorded as a liability as the amounts are refundable, should a default by the Company, as defined in the agreement, occur prior to incurring the qualifying costs.

**(15)  Related Party Transactions**

On April 9, 2020, the Company entered into a Litigation Funding Agreement (Funding Agreement) with BSLF, L.L.C. (Funder), an entity owned and controlled by Andrew Blank, Chair of BioCardia's board of directors, for the purpose of funding the Company's legal proceedings and any and all claims, actions and/or proceedings relating to or arising from the case captioned Boston Scientific Corp., et al., v. BioCardia Inc., Case No. 3:19-05645-VC, U.S.D.C., N. D. Cal (Litigation). On April 12, 2021, all parties to the Litigation entered into a confidential settlement agreement and all claims were dismissed.

In March 2022, the Company entered into settlement agreements with its litigation service providers and the Funder to terminate the Funding Agreement and conclude on all remaining matters thereunder (Litigation Funding Settlement). Under the terms of the confidential agreements, litigation and corporate counsel provided credits and refunds of legal fees totaling $688,000, which offset the amounts owed to the Company by the Funder under the Funding Agreement, and provided up to $300,000 in future discounts on legal services. As a result of the Litigation Funding Settlement, the Company remits the discounts, as received, to the Funder on a quarterly basis. As a result of the settlement, accounts payable was reduced by $523,000, the $562,000 other receivable due from the related party was eliminated, and a $156,000 related party payable was included in accrued expenses and other current liabilities as of December 31, 2021. The Company remitted the $156,000 related party payable to the Funder on March 17, 2022. During the years ended December 31, 2022 and 2021, the Company received discounts totaling $79,000 and zero, respectively, with $18,000 recorded as a related party payable in accrued expenses and other current liabilities as of December 31, 2022.

**(16)     Employee Benefit Plans**

The Company's U.S. employees are eligible to participate in a retirement and savings plan that qualifies under Section 401(k) of the IRC. Participating employees may contribute up to 75% of their pretax salary, but not more than statutory limits. The Company made matching contributions of $30,000 during each of the years ended December 31, 2022 and 2021.

**(17)     Subsequent Events**

Silicon Valley Bank (SVB) was closed on March 10, 2023 by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. At the time of closing, the Company maintained substantially all of its cash and cash equivalents in accounts with SVB. On March 12, 2023, the U.S. Treasury, Federal Reserve, and FDIC announced that SVB depositors will have access to all of their money starting March 13, 2023. As of March 14, 2023, the Company has transferred substantially all of its cash and cash equivalents from SVB to another financial institution and does not believe it will be impacted by the closure of SVB.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

During the two fiscal years ended December 31, 2022 and 2021, there were no: (1) disagreements with PKF San Diego, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

**ITEM 9A. CONTROLS AND PROCEDURES**

*Evaluation of Disclosure Controls and Procedures*

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as our controls are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Annual Report on Form 10-K, as of December 31, 2022, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were, in design and operation, effective.

*Changes in Internal Control over Financial Reporting*

There were no changes to our internal control over financial reporting identified in connection with the evaluation required by rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP.

Management assessed our internal control over financial reporting as of December 31, 2022. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Management's assessment included evaluation of elements such as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

*Inherent Limitations on Effectiveness of Controls*

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

## ITEM 9B. OTHER INFORMATION

None.

## ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

None.

**PART III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022.

We have adopted a Code of Business Conduct and Ethics that applies to all our (1) officers, (2) employees (including our principal executive officer, principal financial officer, principal accounting officer or controller and other employees who perform financial or accounting functions), and (3) agents and representatives, including our independent directors and consultants, who are not employees of ours, with regard to their BioCardia-related activities. Our code of business conduct and ethics is available on our website at www.biocardia.com under the heading "Corporate Governance" under the section titled "Investors". We will post on this section of our website any amendment to our code of business conduct and ethics, as well as any waivers of our code of business conduct and ethics, that are required to be disclosed by the rules of the SEC.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference to our Proxy Statement for our 2023Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2022.

**ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

Documents filed as part of this report are as follows:

1.  Consolidated Financial Statements:

Our Consolidated Financial Statements are listed in the "Index to Financial Statements" of BioCardia, Inc. in Part II, Item 8 of this Annual Report on Form 10-K.

2.  Financial Statement Schedules

All financial statement schedules have been omitted because they are not required, not applicable, or the required information is included in the financial statements or notes thereto included in this Annual Report on Form 10-K.

3.  Exhibits

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this report, in each case as indicated therein (numbered in accordance with Item 601 of Regulation S-K).

Exhibit
Number      Description

| | |
|---|---|
| 2.1(1) | Agreement and Plan of Merger dated August 22, 2016 |
| 2.2(2) | First Amendment to Agreement and Plan of Merger dated October 21, 2016 |
| 3.1(3) | Amended and Restated Certificate of Incorporation, as amended May 6, 2019 |
| 3.2(4) | Amended and Restated Bylaws |
| 4.1(5) | Specimen common stock certificate |
| 4.2(6)# | BioCardia 2002 Stock Plan, as amended |
| 4.3(7)# | Form of Stock Option Agreement under BioCardia 2002 Stock Plan |
| 4.4(8)# | BioCardia 2016 Equity Incentive Plan, as amended |
| 4.5(9)# | Form of Stock Option Agreement under BioCardia 2016 Equity Incentive Plan |
| 4.6(10)# | Form of Restricted Stock Unit Agreement under BioCardia 2016 Equity Inventive Plan |
| 4.7(11)# | Form of Warrant for Common Stock Purchase Warrants issued December 24, 2018 |
| 4.8(12) | Form of Common Stock Purchase Warrant |
| 4.9(13) | Form of Representative's Warrant |
| 4.10(14) | Description of Registered Securities |
| 4.11(15)# | Form of Director Restricted Stock Unit Agreement under the BioCardia 2016 Equity Incentive Plan |
| 4.12(16) | Registration Rights Agreement, dated March 29, 2021, between the Company and Lincoln Park Capital Fund, LLC. |
| 10.1(17)# | Form of Indemnification Agreement for directors and executive officers |
| 10.2(18)# | Form of Change of Control and Severance Agreement with each executive officer. |
| 10.3(19) † | License and Distribution Agreement, dated October 30, 2012, by and between the Company and Biomet Biologics, LLC, as amended. |
| 10.4* | Second Amendment to License and Distribution Agreement, dated September 22, 2022, by and between Biomet Biologics, LLC |
| 10.5(20) | Purchase Agreement, dated March 29, 2021, between the Company and Lincoln Park Capital Fund, LLC. |
| 10.6(21) | Lease agreement, dated December 14, 2021 between the Company and the Irvine Company LLC |
| 10.7(22) | Settlement Agreement and Mutual Release, dated March 11, 2022, by and between the Company and BSLF, LLC |
| 10.8(23) | Controlled Equity Offering Sales Agreement dated April 12, 2022 between the Company and Cantor Fitzgerald & Co. |
| 10.9(24) | Form of Securities Purchase and Registration Rights Agreement dated December 14, 2022, between the Company and certain qualified institutional buyers and institutional accredited investors. |
| 21.1* | Subsidiaries of the Company |
| 23.1* | Consent of PKF San Diego, LLP, Independent Registered Public Accounting Firm. |
| 24.1* | Power of Attorney (see page 102 of this Annual Report on Form 10-K). |
| 31.1* | Certification of Principal Executive Officer. |
| 31.2* | Certification of Principal Financial Officer. |
| 32.1** | Certification of Principal Executive Officer Pursuant to Rule 13a-14(b) and Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Title 18, United States Code). |
| 32.2** | Certification of Principal Financial Officer Pursuant to Rule 13a-14(b) and Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Title 18, United States Code). |
| | |
| 101.INS* | Inline XBRL Instance Document. |
| 101.SCH* | Inline XBRL Taxonomy Extension Schema. |
| 101.CAL* | Inline XBRL Taxonomy Extension Calculation Linkbase. |
| 101.DEF* | Inline XBRL Taxonomy Extension Definition Linkbase. |
| 101.LAB* | Inline XBRL Taxonomy Extension Label Linkbase. |
| 101.PRE* | Inline XBRL Taxonomy Extension Presentation Linkbase. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) |

†    Confidential treatment has been granted with respect to certain portions of this Exhibit.
#   Indicates management contract or compensatory plan or arrangement.
*   Filed herewith.
**  Furnished herewith.

(1) Previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed by us on August 25, 2016.
(2) Previously filed as Exhibit 2.2 to the Current Report on Form 8-K filed by us on October 27, 2016.
(3) Previously filed as Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by us on August 14, 2019.
(4) Previously filed as Exhibit 3.2 to the Current Report on Form 8-K filed by us on April 11, 2017.
(5) Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed by us on October 27, 2016.
(6) Previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed by us on October 27, 2016.
(7) Previously filed as Exhibit 4.3 to the registration statement on Form S-8 filed by us on February 8, 2017.
(8) Previously filed as Exhibit 4.4 to the Annual Report on Form 10-K filed by us on March 29, 2022.
(9) Previously filed as Exhibit 4.7 to the registration statement on Form S-8 filed by us on February 8, 2017.
(10) Previously filed as Exhibit 4.8 to the registration statement on Form S-8 filed by us on February 8, 2017.
(11) Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed by us on December 27, 2018.
(12) Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed by us on August 7, 2019.
(13) Previously filed as Exhibit 4.10 to Amendment No. 3 to the registration statement on Form S-1 filed by us on July 23, 2019.
(14) Previously filed as Exhibit 4.10 to the Annual Report on Form 10-K filed by us on April 9, 2020.
(15) Previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q filed by us on May 15, 2020.
(16) Previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed by us on March 29, 2021.
(17) Previously filed as Exhibit 10.4 to the Current Report on Form 8-K filed by us on October 27, 2016.
(18) Previously filed as Exhibit 10.2 to the Annual Report on Form 10-K filed by us on March 30, 2017.
(19) Previously filed as Exhibit 10.8 to the Current Report on Form 8-K filed by us on October 27, 2016.
(20) Previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed by us on March 29, 2022.
(21) Previously filed as Exhibit 10.14 to the Annual Report on Form 10-K filed by us on March 29, 2022
(22) Previously filed as Exhibit 10.8 to the Annual Report on 10-K filed by us on March 29, 2022.
(23) Previously filed as Exhibit 1.1 to the Current Report on Form 8-K filed by us on April 12, 2022.
(24) Previously filed as Exhibit 4.1 to the Current Report on Form 8-K filed by us on December 14, 2022.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCARDIA INC.

By:      /s/ Peter Altman, Ph.D.
            Peter Altman, Ph.D.
            *President and Chief Executive Officer*

Date: March 29, 2023

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter Altman and David McClung, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant on the dates and the capacities indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Peter Altman, Ph.D.<br>(Peter Altman, Ph.D.) | President and Chief Executive Officer and Director<br>*(Principal Executive Officer)* | March 29, 2023 |
| /s/ David McClung<br>(David McClung) | Chief Financial Officer<br>*(Principal Financial and Accounting Officer)* | March 29, 2023 |
| /s/ Andrew Blank<br>(Andrew Blank) | Chairman of the Board | March 29, 2023 |
| /s/ Jim Allen<br>(Jim Allen) | Director | March 29, 2023 |
| /s/ Richard Krasno, Ph.D.<br>(Richard Krasno, Ph.D.) | Director | March 29, 2023 |
| /s/ Krisztina Zsebo, Ph.D.<br>(Krisztina Zsebo, Ph.D.) | Director | March 29, 2023 |
| /s/ Jay M. Moyes<br>(Jay M. Moyes) | Director | March 29, 2023 |
| /s/ Simon H. Stertzer, M.D.<br>(Simon H. Stertzer, M.D.) | Director | March 29, 2023 |

**BIOCARDIA, INC.**
**320 SOQUEL WAY**
**SUNNYVALE, CALIFORNIA 94085**

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS**
**To Be Held at 9:00 a.m. Pacific Time on Wednesday, October 18, 2023**

Dear Stockholders of BioCardia, Inc.:

Please be advised that the 2023 annual meeting of stockholders (the "Annual Meeting") of BioCardia, Inc., a Delaware corporation, will be held on **Wednesday, October 18, 2023 at 9:00 a.m. Pacific Time**, at Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304-1050, for the following purposes, as more fully described in the accompanying proxy statement:

1. To elect two Class I directors to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;

2. To ratify the appointment of PKF San Diego, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

3. To hold a non-binding vote on executive compensation;

4. To hold a non-binding vote on the frequency of executive compensation votes; and

5. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our board of directors has fixed the close of business on August 25, 2023 as the record date for the Annual Meeting. Only stockholders of record on August 25, 2023 are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement. If you plan on attending this year's Annual Meeting as a stockholder, follow the instructions provided in your proxy, as explained on page [3] of this proxy statement.

Pursuant to rules promulgated by the U.S. Securities and Exchange Commission, we have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including a proxy card, and by posting our proxy materials on the Internet. All stockholders are cordially invited to attend the meeting in person.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote via the Internet, telephone or mail. We appreciate your continued support of BioCardia, Inc. and look forward to either greeting you personally at the Annual Meeting or receiving your proxy.

By order of the Board of Directors,

/s/ Jim Allen
Director

/s/ Peter Altman, Ph.D.
President, Chief Executive Officer, and Director

/s/ Andrew Blank
Chairman of the Board

/s/ Richard Krasno, Ph.D.
Director

/s/ Krisztina Zsebo, Ph.D.
Director

/s/ Jay M. Moyes
Director

/s/ Simon H. Stertzer, M.D.
Director

Sunnyvale, California

September 1, 2023

# TABLE OF CONTENTS

|  | Page |
|---|---:|
| QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING | 1 |
| BOARD OF DIRECTORS AND CORPORATE GOVERNANCE | 7 |
| Nominees for Director | 8 |
| Continuing Directors | 8 |
| Director Independence | 10 |
| Board Leadership Structure | 10 |
| Family Relationships | 10 |
| Board Meetings and Committees | 10 |
| Audit Committee | 11 |
| Compensation Committee | 11 |
| Nominating and Corporate Governance Committee | 12 |
| Considerations in Evaluating Director Nominees | 12 |
| Stockholder Recommendations for Nominations to the Board of Directors | 13 |
| Communications with the Board of Directors | 13 |
| Code of Business Conduct and Ethics | 14 |
| Risk Oversight | 14 |
| Non-Employee Director Compensation | 15 |
| PROPOSAL NO. 1 ELECTION OF DIRECTORS | 17 |
| Nominees | 17 |
| Vote Required | 17 |
| PROPOSAL NO. 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 18 |
| Fees Paid to the Independent Registered Public Accounting Firms | 18 |
| Auditor Independence | 19 |
| Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm | 19 |
| Vote Required | 19 |
| PROPOSAL NO. 3 NON-BINDING VOTE ON EXECUTIVE COMPENSATION | 19 |
| PROPOSAL NO. 4 NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION | 20 |
| EXECUTIVE OFFICERS | 21 |
| EXECUTIVE COMPENSATION | 22 |
| Fiscal 2022 Summary Compensation Table | 23 |
| Employment Agreements | 23 |
| Potential Payments on Termination or Change of Control | 23 |
| Outstanding Equity Awards at 2022 Year-End | 24 |
| Equity Compensation Plan Information | 25 |
| SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT | 29 |
| RELATED PERSON TRANSACTIONS | 32 |
| Policies and Procedures for Related Party Transactions | 32 |
| INCORPORATION BY REFERENCE | 33 |
| OTHER MATTERS | 33 |
| Delinquent Section 16(a) Reports | 33 |
| Fiscal Year 2022 Annual Report and SEC Filings | 34 |

*This page intentionally left blank*

**BIOCARDIA, INC.**

**PROXY STATEMENT**
**FOR 2023 ANNUAL MEETING OF STOCKHOLDERS**
**To Be Held at 9:00 a.m. Pacific Time on Wednesday, October 18, 2023**

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2023 annual meeting of stockholders of BioCardia, Inc., a Delaware corporation ("BioCardia," the "Company," "we," "our," or "us"), and any postponements, adjournments or continuations thereof (the "Annual Meeting"). The Annual Meeting will be held on Wednesday, October 18, 2023 at 9:00 a.m. Pacific Time, at Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304-1050. Our proxy materials are first being mailed on or about September 5, 2023 to all stockholders entitled to vote at the Annual Meeting.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available on the Financials & Filings portion of our website at *www.biocardia.com/investors/financials-filings/id/1021*.

**What matters am I voting on?**

You will be voting on:

- the election of two Class I directors to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of PKF San Diego, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

- approval, on an advisory basis, of a resolution approving the Company's executive compensation;

- the approval, on an advisory basis, of a resolution indicating the frequency with which the Company should hold an advisory vote on the Company's executive compensation; and

- any other business as may properly come before the Annual Meeting.

**How does the board of directors recommend I vote on these proposals?**

Our board of directors recommends a vote:

- "FOR" the election of Peter Altman, Ph.D. and William Facteau as Class I directors;

- "FOR" the ratification of the appointment of PKF San Diego, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2023;

- "FOR" the resolution approving our executive compensation; and

- "EVERY ONE YEAR" for the resolution indicating how frequently the Company should hold an advisory vote on our executive compensation.

**Who is entitled to vote?**

Holders of our common stock as of the close of business on August 25, 2023, the record date, may vote at the Annual Meeting. As of the record date, there were 21,619,432 shares of our common stock outstanding. In deciding all matters at the Annual Meeting, each stockholder will be entitled to one vote for each share of our common stock held by them on the record date. We do not have cumulative voting rights for the election of directors.

*Registered Stockholders.* If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the proxy materials were provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.

*Street Name Stockholders.* If shares of our common stock are held on your behalf in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and the proxy materials were forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock in person at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use. Throughout this proxy, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

In accordance with Delaware law, a list of stockholders entitled to vote at the Annual Meeting will be available at the Annual Meeting on Wednesday, October 18, 2023, and for 10 days prior to the annual meeting at 650 Page Mill Road, Palo Alto, California 94304-1050, between the hours of 9:00 a.m. and 4:30 p.m., Pacific Time.

**How many votes are needed for approval of each proposal?**

- *Proposal No. 1*: Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. "Plurality" means that the nominees who receive the largest number of votes cast "FOR" are elected as directors. As a result, any shares not voted "FOR" a particular nominee (whether as a result of stockholder abstention or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. Votes of "WITHHOLD" and broker non-votes have no legal effect on the election of directors due to the fact that such elections are by a plurality. Abstentions will have no effect on the outcome of this proposal.

- *Proposal No. 2*: The ratification of the appointment of PKF San Diego, LLP requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting at which a quorum is present and entitled to vote thereon. Please note that abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal No. 3*: Approval, on an advisory basis, of our executive compensation requires the affirmative vote of a majority of the issued and outstanding shares of our common stock, represented in person or by proxy at the meeting and entitled to vote thereon. Please note that abstentions are considered votes present and entitled to vote on this proposal, and thus, will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the outcome of this proposal.

- *Proposal No. 4*: The frequency that receives the affirmative vote of a plurality of the issued and outstanding shares of the Company's common stock, represented in person or by proxy at the meeting and entitled to vote thereon, will be the frequency approved on an advisory basis by the stockholders. "Plurality" means that the frequency (every year, every two years or every three years) that receives the largest number of votes cast is the frequency approved by the stockholders. Consequently, abstentions and broker non-votes will not have any effect on the vote with respect to this proposal.

**What is a quorum?**

A quorum is the minimum number of shares required to be present at the Annual Meeting for the Annual Meeting to be properly held under our amended and restated bylaws and Delaware law. The presence, in person or by proxy, of a majority of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withhold votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

**How do I vote?**

If you are a stockholder of record, there are four ways to vote:

- by Internet at www.proxyvote.com, 24 hours a day, seven days a week (have your proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903 (have your proxy card in hand when you call);

- by completing and mailing your proxy card; or

- by written ballot at the Annual Meeting.

Any notes submitted by Internet or telephone may be submitted until 11:59 p.m. Eastern Time on October 17, 2023. Any votes submitted by mail must be received prior to the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to instruct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning an instruction card, or by telephone or on the Internet. However, the availability of telephone and Internet voting will depend on the voting process of your broker, bank or other nominee. If you are a street name stockholder, you may not vote your shares in person at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

**Can I change my vote?**

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- returning a later-dated proxy card;

- notifying the Secretary of BioCardia, Inc., in writing, at BioCardia, Inc., 320 Soquel Way, Sunnyvale, California 94085; or

- completing a written ballot at the Annual Meeting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

**What do I need to do to attend the Annual Meeting in person?**

Seating will begin at 8:30 a.m. and the meeting will begin at 9:00 a.m. Only stockholders of record on the record date are allowed to attend the Annual Meeting. As such, on the day of the meeting, each stockholder will be required to present valid picture identification such as a driver's license or passport. If you hold your shares in street name, you must request and receive in advance of the Annual Meeting a legal proxy from your broker, bank or other nominee in order to vote in person at the Annual Meeting.

Use of cameras, recording devices, computers and other personal electronic devices will not be permitted at the Annual Meeting. Photography and video are prohibited at the Annual Meeting.

Please allow ample time for check-in. For security reasons, stockholders should be prepared and may be required to pass through metal detectors prior to entering the Annual Meeting. Please note that large bags and packages will not be allowed at the Annual Meeting. Persons will be subject to search.

**What is the effect of giving a proxy?**

Proxies are solicited by and on behalf of our board of directors. Peter Altman, Ph.D. and David McClung have been designated as proxies by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

**How are proxies solicited for the Annual Meeting?**

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker or other nominee holds shares of our common stock on your behalf.

**Is my vote confidential?**

Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within BioCardia, Inc. or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

**How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?**

Brokerage firms and other intermediaries holding shares of our common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of PKF San Diego, LLP. Your broker will not have discretion to vote on the election of directors, on the executive compensation, or on the frequency of the executive compensation advisory votes, which are "non-routine" matters, absent direction from you.

**Where can I find the voting results of the Annual Meeting?**

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

**I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?**

The SEC has adopted rules that permit brokers, banks and other nominees to satisfy the delivery requirements for proxy statements, annual reports and Notice of Internet Availability of Proxy Materials, as applicable, with respect to two or more stockholders sharing the same address by delivering a single copy of such document addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and reduces our printing costs, mailing costs, and fees.

A number of brokers and other nominees with account holders who are our stockholders may be "householding" the proxy materials. This means that only one copy of this proxy statement, our annual report and Notice of Internet Availability of Proxy Materials may have been sent to multiple stockholders in a household. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, annual report and Notice of Internet Availability of Proxy Materials from the other stockholder(s) sharing your address, please (i) notify your broker or other nominee, or (ii) contact us at the following address and phone number:


BioCardia, Inc.
Attention: Secretary
320 Soquel Way
Sunnyvale, California 94085
(650) 226-0120


Stockholders who beneficially own shares of our common stock held in street name may contact their brokerage firm, bank, broker-dealer or other similar organization to request information about householding.

**What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?**

**Stockholder Proposals**

We currently expect to hold our 2024 annual meeting of stockholders on June 12, 2024, which is date that was used to determine the deadlines set forth in "Stockholder Proposals."

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to our Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for our 2024 annual meeting of stockholders, our Secretary must receive the written proposal at our principal executive offices no later than December 30, 2023 and the proposal must otherwise comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:


BioCardia, Inc.
Attention: Secretary
320 Soquel Way
Sunnyvale, California 94085


Our amended and restated bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our amended and restated bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) brought before the meeting by the corporation and specified in the notice of meeting given by or at the direction of our board of directors, (ii) brought before the meeting by or at the direction of our board of directors, or (iii) otherwise properly brought before the meeting by a stockholder who (A) was a stockholder of record both at the time of giving the notice and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with all of the notice procedures set forth in our bylaws.

To be timely for our 2024 annual meeting of stockholders, our Secretary must receive the written notice at our principal executive offices:

- not earlier than February 13, 2024; and

- not later than the close of business on March 14, 2024.

In the event that we hold our 2024 annual meeting of stockholders more than 30 days before or more than 30 days after the one-year anniversary of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement must be received no earlier than the close of business on the 120th day before such annual meeting and no later than the close of business on the later of the following two dates:

- the 90th day prior to such annual meeting; or

- the 10th day following the day on which public disclosure of the date of such annual meeting was made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

If you intend to solicit proxies in support of director nominees other than our nominees, then we must receive notice providing the information required by Rule 14a-19 of the Securities Exchange Act of 1934, as amended, or the "Exchange Act," postmarked no later than April 13, 2024. However, if the date of next year's annual meeting is more than 30 days before or more than 30 days after June 12, 2024, then we must receive your notice by the close of business on the later of the sixtieth (60th) day prior to such meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

**Nomination of Director Candidates**

You may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Secretary at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see "Board of Directors and Corporate Governance−Stockholder Recommendations for Nominations to the Board of Directors."

In addition, our amended and restated bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our amended and restated bylaws. In addition, the stockholder must give timely notice to our Secretary in accordance with our amended and restated bylaws, which, in general, require that the notice be received by our Secretary within the time period described above under "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

**Availability of Bylaws**

A copy of our amended and restated bylaws may be obtained by accessing Exhibit 3.1 to our Form 8-K filed on May 1, 2023 on the SEC's website at http://www.sec.gov. You may also contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

## BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors, which is currently composed of seven members. Krisztina Zsebo, Ph.D. has served as a board member since December 2020 and her term will end upon the commencement of the Annual Meeting. We thank Dr. Zsebo for her service to the Company and our Board of Directors.

All of our directors other than Peter Altman, Ph.D. are independent within the meaning of the listing standards of the NASDAQ Stock Market LLC. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

The following table sets forth the names, ages as of September 1, 2023, and certain other information for each of the directors with terms expiring at the Annual Meeting, the nominees for election as a director at the Annual Meeting, and for each of the continuing members of our board of directors:

| | Class | Age | Position | Director Since(5) | Current Term Expires | Expiration of Term For Which Nominated |
|---|---|---|---|---|---|---|
| **Directors with Terms expiring at the Annual Meeting/ Nominees** | | | | | | |
| Peter Altman, Ph.D. | I | 57 | President, Chief Executive Officer and Director | 2002 | 2023 | 2026 |
| William Facteau(1) | I | 53 | Director | — | — | 2026 |
| **Continuing Directors** | | | | | | |
| Jim Allen(3) | II | 68 | Director Chairman of the Board of Directors | 2019 | 2024 | — |
| Andrew Blank(3)(4) | II | 67 | | 2019 | 2024 | — |
| Richard Krasno, Ph.D.(2)(4)(5) | III | 81 | Director | 2016 | 2025 | — |
| Jay M. Moyes(2)(4) | III | 69 | Director | 2011 | 2025 | — |
| Simon H. Stertzer, M.D. | III | 87 | Director | 2002 | 2025 | — |
| **Non-Continuing Directors** | | | | | | |
| Krisztina Zsebo, Ph.D.(2) | I | 67 | Director | 2020 | 2023 | — |

(1)  Mr. Facteau will serve on the audit committee upon his election to the Board at the Annual Meeting Member

(2)  Member of the audit committee

(3)  Member of the nominating and corporate governance committee

(4)  Member of the compensation committee

(5)  Service on our board of directors prior to 2016 noted in the narrative below includes service with BioCardia Lifesciences, Inc., the company we merged with in our reverse merger transaction in October 2016.

**Nominees for Director**

*Peter Altman, Ph.D.* has served as our President and Chief Executive Officer since 2002. He was founding Chief Executive Officer from 1999 to 2003 and board member of CareDx from 1999 to 2014, a developer of a diagnostic to be used in chronic inflammatory diseases, including cardiac and kidney transplantation. Dr. Altman has served as a director on the board of directors of Oncocyclist Biotech since 2018. He received his Ph.D. in Bioengineering/Pharmaceutical Chemistry from the University of California, San Francisco and University of California, Berkeley, and both his Master of Science and Bachelor of Science in Mechanical Engineering from the Columbia University School of Engineering and Applied Sciences. Dr. Altman has been elected Fellow of the American Heart Association.

We believe that Dr. Altman possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the biotechnology, medical device and diagnostic industries and the operational insight and expertise he has accumulated as our President and Chief Executive Officer.

*William Facteau* is a director nominee and will begin serving on our board of directors following his election at the Annual Meeting. Mr. Facteau is the President and Chief Executive Officer of Earlens Corporation, which is focused on transforming the hearing aid industry with its novel and proprietary light-based technology, and has served in that capacity since November 2013. Prior to joining Earlens, Mr. Facteau served as President and Chief Executive Officer of Acclarent, the company that created Balloon Sinuplasty. Mr. Facteau previously served as a director on the board of a number of companies, including Acclarent, Aerin Medical, PROCEPT BioRobotics, Neotract, CVI, Cabachon and ExploraMed. Mr. Facteau holds a bachelor's degree from the University of Connecticut.

In 2016, Mr. Facteau was found liable for misdemeanor counts of introducing adulterated and misbranded medical devices into interstate commerce under the Food, Drug, and Cosmetic Act stemming from certain Acclarent sales representatives introducing a product for an intended use that had not yet been cleared by the Food and Drug Administration. These strict liability misdemeanors required no finding of criminal intent, knowledge, or wrongdoing by Mr. Facteau and did not lead to exclusion from government health care programs. Because the misdemeanor charges were predicated upon unclear FDA regulations and because the government's charging theories relied upon truthful speech as supposed evidence of guilt, the resulting judgment was appealed.  That appeal remains pending.

We believe that Mr. Facteau possesses specific attributes that qualify him to serve as a member of our board of directors, including his operational expertise and extensive track record of leadership and executive experience in the medical device industry across multiple companies.

**Continuing Directors**

*Jim Allen* was appointed to our board of directors in October 2019. Mr. Allen is Chief Executive Officer and President of Sea Star, Inc., a real estate development company, and has served in that capacity since he founded the company in February 1989. Mr. Allen has founded multiple companies from concept to full operation involving the development of various technologies, patents, manufacturing processes, and sales, distribution and maintenance programs. Six of his ventures have resulted in sales to publicly-traded companies. One of his companies was sold to Roper Technologies, Inc. and he is currently serving in a consulting capacity for TransCore Atlantic LLC, a Roper Technologies, Inc. company. He is a named inventor on 29 issued and pending patents. Mr. Allen has studied business at Troy University and Auburn University at Montgomery.

We believe that Mr. Allen possesses specific attributes that qualify him to serve as a member of our board of directors, including his operational expertise and extensive track record of successful business ventures.

*Andrew Scott Blank* is Chairman of our board of directors and was appointed to our board of directors in October 2019. Mr. Blank is President of National Brands, Inc., an investment group that was one of the largest Anheuser-Bush beer distributors prior to divesture of those operations, and has served in that capacity since March 2, 1993. Mr. Blank also currently serves as President of WareITis Technologies, developer of one of the foremost enterprise level content management software suites called Records Studio, President of Archive America, one of the country's largest family-owned document storage firms, President of Seaboard Warehouse Terminals, Seaboard Chicago U.S. and Seaboard Warehouse, a group of companies providing nationwide third-party logistics services, and President of the Blank Family Foundation, a private family foundation that provides philanthropic support to worthy charitable organizations. Mr. Blank also currently serves on the board of directors of Neumentum, Inc. Mr. Blank holds a bachelor's degree in business from the University of Miami.

We believe that Mr. Blank possesses specific attributes that qualify him to serve as Chairman of our board of directors, including his operational expertise and extensive track record in the management of fast-growth companies.

*Richard Krasno, Ph.D.* was appointed to our board of directors in October 2016. Dr. Krasno has served as a director of OPKO Health, Inc. since 2017. Dr. Krasno previously served as a director on the board of Ladenburg Thalmann from 2006 until 2020 and on the board of Castle Brands, Inc. from 2014 until 2019. Dr. Krasno served as the executive director of the William R. Kenan, Jr. Charitable Trust from 1999 to 2014 and, from 1999 to 2010, as president of the four affiliated funds. Prior to that, Dr. Krasno was the president of the Monterey Institute of International Studies in Monterey, California. From 2004 to 2012, Dr. Krasno also served as a director of the University of North Carolina Health Care System and served as chairman of the board of directors from 2009 to 2012. From 1981 to 1998, he served as president and chief executive officer of the Institute of International Education in New York. He also served as Deputy Assistant Secretary of Education in Washington, D.C. from 1979 to 1980. Dr. Krasno holds a Bachelor of Science from the University of Illinois and a Ph.D. from Stanford.

We believe that Dr. Krasno possesses specific attributes including his qualifications and skills, including financial literacy and expertise, his managerial experience and the knowledge and experience he has attained through his service as a director of publicly-traded corporations, which qualify him to serve as a member of our board of directors.

*Jay M. Moyes* has served on our board of directors since 2011. Mr. Moyes is the Chief Financial Officer of Sera Prognostics, Inc., a women's health diagnostics company, and has served in that capacity since March 2020. He has served on the board of directors and as Chairman of the Audit Committee of Puma Biotechnologies from April 2012 to present, on the board of directors and Chairman of the Audit Committee of Achieve Life Sciences from August 2017 to the present, on the board of directors of Predictive Technology Group, Inc. from February 2019 until December 2019 and on the board of directors and Chairman of the Audit Committee of Osiris Therapeutics, a biosurgical company, from May 2006 until December 2017. He also served as a member of the board of directors and Chairman of the Audit Committee of Integrated Diagnostics, a privately held molecular diagnostics company, from 2011 to 2016. From 2012 to 2014, Mr. Moyes served as a member of the board of directors of Amedica Corporation, a publicly traded orthopaedics company, and as Chief Financial Officer from 2013 to 2014. From 2008 to 2009, Mr. Moyes served as Chief Financial Officer of CareDx, a publicly traded molecular diagnostics company. Prior to that, he served as Chief Financial Officer of Myriad Genetics, Inc., a publicly held healthcare diagnostics company, from June 1996 until his retirement in November 2007, and as Vice President of Finance from July 1993 until July 2005. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial Officer of Genmark, a privately held genetics company. Mr. Moyes held various positions with the accounting firm of KPMG from 1979 to 1991. He also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 to 2006. Mr. Moyes holds a Masters of Business Administration from the University of Utah, a Bachelor of Arts in economics from Weber State University, and was formerly a Certified Public Accountant.

We believe that Mr. Moyes possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive background in finance and accounting in the life sciences industry.

*Simon H. Stertzer, M.D.* has served on our board of directors since 2002. Dr. Stertzer is a Professor of Medicine, Emeritus at the Stanford University School of Medicine, Division of Cardiovascular Medicine. He was appointed Professor of Medicine at Stanford University in 1998, and became Professor Emeritus at Stanford University in 2011. Dr. Stertzer serves on the medical advisory board of Avenda Health, a private prostate cancer therapy company, and was appointed in June 2019. Dr. Stertzer is managing member of Windrock Enterprises, LLC, a real estate investment company since May 1999. He has served as a Director of Frontiere Algorithmic Design LLC, and AIVA App LLC, both software development companies, from June 2014 to October 2020. Dr. Stertzer was a founder and board member of Arterial Vascular Engineering, an angioplasty balloon and stent company that went public in 1996 and was subsequently acquired by Medtronic. He also serves as Director of AVIA App LLC since 2015. Dr. Stertzer received his Doctor of Medicine degree from New York University. He also earned a Certificat de Physiologie from University of Paris (Sorbonne) and had a fellowship at New York University Hospital in Cardiovascular Disease. Dr. Stertzer received a Bachelor of Arts degree in Humanities from Union College.

We believe that Dr. Stertzer possesses specific attributes that qualify him to serve as a member of our board of directors, including his historical association with our company and his expertise in interventional cardiology and the operational experience he has accumulated in the life sciences industry.

**Non-Continuing Directors**

*Krisztina Zsebo, Ph.D.* was appointed to our board of directors in December 2020 and is a biopharmaceutical veteran with more than 35 years of experience in the biotechnology industry. Since August 2015, she has been a consultant in the biotechnology industry as President of Biovest Consulting, LLC. She has recently resumed her roles as the CEO of VasoRx, Inc., where she served from 2018 to 2022, and as the CEO of VST-BIO Corp., an early-stage biotechnology company, where she served from 2020 to 2022. From 2004 through 2015, she was CEO & President and a director of Celladon Corporation (now Eiger BioPharmaceuticals, Inc.) and took the company public. From 2004 to 2007, Dr. Zsebo was a venture partner at Enterprise Partners Venture Capital, a venture capital firm. Prior to joining Enterprise Partners, Dr. Zsebo held executive positions at Remedyne Corporation, a biotechnology company, Connetics Corporation, a specialty pharmaceutical company, ALZA Corporation, a pharmaceutical and medical systems company, Cell Genesys, Inc., a biotechnology company, and Amgen Inc., a biotechnology company. Dr. Zsebo received a B.S. in Biochemistry from the University of Maryland, an M.S. in Biochemistry and Biophysics from Oregon State University and a Ph.D. in Comparative Biochemistry from the University of California, Berkeley.

**Director Independence**

In accordance with the listing requirements of the NASDAQ Stock Market and our Corporate Governance Guidelines, a majority of our Board must be composed of independent directors. Our Board has determined that all of our directors, other than Dr. Altman, qualify as "independent" directors in accordance with listing requirements of The NASDAQ Stock Market, or NASDAQ, and Rule 10A-3 of the Exchange Act. Dr. Altman is not considered independent because he is an employee of BioCardia.

**Board Leadership Structure**

Board Structure. Our board of directors has seven authorized seats divided into three classes (Class I, Class II and Class III) with staggered three-year terms. Three Class I directors are to be elected at the 2023 Annual Meeting to serve a three-year term expiring at the 2026 annual meeting of stockholders or until their respective successors have been elected and qualified. The Class II directors and the Class III directors will continue to serve their respective terms until the respective 2024 and 2025 annual meetings of stockholders.

Board Leadership Structure. Our board of directors does not have a policy on whether or not the role of the Chief Executive Officer and Chairman should be separate or, if it is to be separate, whether the Chairman should be selected from the non-employee directors or be an employee. Currently, we operate with Dr. Altman serving as a director and our President and Chief Executive Officer and Andrew Blank serving as our Chairman. We believe that the separation of the Chairman and Chief Executive Officer positions suit the talents, expertise and experience that each of Dr. Altman and Mr. Blank bring to the Company.

Board Committees. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board dissolved the science and technology committee in August 2023. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

**Family Relationships**

There are no family relationships among any of our directors or executive officers.

**Board Meetings and Committees**

During our fiscal year ended December 31, 2022, the board of directors held eight meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we invite, but do not require, our directors to attend. None of our non-employee directors attended our 2022 annual meeting of the stockholders.

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

**Audit Committee**

Our audit committee currently consists of Jay Moyes, who is the chair of the committee, and Richard Krasno, Ph.D. and Krisztina Zsebo, Ph.D. Dr. Zsebo's service on the audit committee will cease at the Annual Meeting. We expect that Mr. Facteau will serve on the Audit Committee following his election to the Board at the Annual Meeting. Each of Messrs. Moyes and Facteau and Dr. Krasno is independent for Audit Committee purposes under the requirements of NASDAQ and SEC rules and regulations. Mr. Moyes is an "audit committee financial expert" as the term is defined under SEC regulations. The audit committee operates under a written charter. The functions of the audit committee include:

• overseeing the engagement of our independent registered accounting firm;

• reviewing our audited financial statements and discussing them with the independent registered accounting firm and our management;

• meeting with the independent registered accounting firm and our management to consider the adequacy of our internal controls; and

• reviewing our financial plans, reporting recommendations to our full board of directors for approval and authorizing actions.

Both our independent registered accounting firm and internal financial personnel regularly meet with our audit committee and have unrestricted access to the audit committee.

Our audit committee operates under a written charter adopted by our board of directors, a current copy of which is available on the Corporate Governance portion of our website at www.biocardia.com/investors/corporate-governance/id/1029. During 2022, our audit committee held seven meetings.

**Compensation Committee**

Our compensation committee currently consists of Andrew Blank, who is the chair of the committee, Jay Moyes and Richard Krasno, Ph.D., each of whom is independent in accordance with the NASDAQ Stock Market LLC standards. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). The compensation committee operates under a written charter. The functions of the compensation committee include:

• determining the compensation of our Chief Executive Officer;

• reviewing and, if deemed appropriate, recommending to our board of directors the compensation of, and policies, practices and procedures relating to the compensation of, our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

- determining or recommending, in consultation with our Chief Executive Officer, to the board of directors the compensation of our executive officers; and

- advising and consulting with our officers regarding managerial personnel and development.

The compensation committee is authorized to retain the services of one or more executive compensation and benefits consultants or other outside experts or advisors as it sees fit, in connection with the establishment of our compensation programs and related policies.

Our compensation committee operates under a written charter adopted by our board of directors, a current copy of which is available on the Corporate Governance portion of our website at www.biocardia.com/investors/corporate-governance/id/1029. During 2022, our compensation committee held one meeting.

## Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Andrew Blank, who is the chair of the committee, and Jim Allen, each of whom is independent in accordance with the NASDAQ Stock Market LLC standards. The nomination committee operates under a written charter. The functions of the nominating and corporate governance committee include:

- establishing standards for service on our board of directors;

- identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

- considering and making recommendations to our board of directors regarding the size and composition of the board of directors, committee composition and structure and procedures affecting directors;

- reviewing compliance with relevant corporate governance guidelines;

- reviewing governance-related stockholder proposals and recommending responses from the board of directors; and

- reviewing actual and potential conflicts of interest of members of the board of directors and corporate officers, other than related-party transactions reviewed by the Audit Committee, and approving or prohibiting any involvement of such persons in matters that may involve a conflict of interest or taking of a corporate opportunity.

Our nominating and corporate governance committee operates under a written charter adopted by our board of directors, a current copy of which is available on the Corporate Governance portion of our website at www.biocardia.com/investors/corporate-governance/id/1029. During 2022, our nominating and corporate governance committee held one meeting.

## Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our nominating and corporate governance committee will consider the existing size and composition of our board of directors and certain other factors, including the character, integrity, diversity of experience, independence, area of expertise, corporate experience, potential conflicts of interest, and other factors that the committee may consider appropriate. Our nominating and corporate governance committee relies upon various criteria for board membership, which may include, without limitation, that a candidate exhibit: the highest ethical character; sound business judgment; skills that are complementary to those of the existing board of directors; ability to assist and support management and make significant contributions to the Company's success; and an understanding of the fiduciary responsibilities that is required of a member of the board of directors and the commitment of time and energy necessary to diligently carry out those responsibilities. Qualification and backgrounds of the directors as a whole should provide the proper breadth of knowledge, abilities and experience to appropriate composition of the board of directors. Although our nominating and corporate governance committee does not have a specific policy with respect to board diversity, our board of directors believes that our board of directors should be a diverse body, and our nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nomination of directors, our nominating and corporate governance committee may take into account the benefits of diverse viewpoints.

Renomination of existing directors will not be viewed as automatic, but rather will be based on continuing qualification using the criteria set forth above.

Our nominating and corporate governance committee considers these and other factors as it oversees the annual board of directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

**Stockholder Recommendations for Nominations to the Board of Directors**

Our nominating and corporate governance committee will consider candidates for director recommended by stockholders, provided that (i) any recommending stockholder must have continuously held at least 1% of the company's fully diluted securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted, and (ii) such recommendations comply with our amended and restated certificate of incorporation and amended and restated bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. The nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above.

Any nomination should be sent in writing to our Secretary at BioCardia, Inc., 320 Soquel Way, Sunnyvale, California 94085.

**Communications with the Board of Directors**

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors to provide comments, to report concerns, or to ask a question, may do so at the following address:


BioCardia, Inc.
Attention: Secretary
320 Soquel Way
Sunnyvale, California 94085


You may submit your concerns anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

Communications are distributed to the board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our board of directors has requested that certain items which are unrelated to the duties and responsibilities of the board should be excluded, such as:

• Product complaints

• Product inquiries

• New product suggestions

• Resumes and other forms of job inquiries

• Surveys

• Business solicitations or advertisements

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request.

**Code of Business Conduct and Ethics**

We have adopted a code of business conduct and ethics that applies to our officers, directors and employees, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Our code of business conduct and ethics is available on our website at www.biocardia.com/investors/corporate-governance/id/1029. We intend to disclose any amendments of our code of business conduct and ethics, or waivers of its requirements for directors or executive officers, on our website.

We have also adopted an Insider Trading Policy. That policy prohibits all employees, including our executive officers, and all directors and agents from purchasing any financial instrument that is designed to hedge or offset any decrease in the market value of our securities. All employees, including our executive officers, and all of our directors and agents are also prohibited from pledging our securities or engaging in short sales of our securities.

**Risk Oversight**

Our board of directors has responsibility for the oversight of our risk management processes and, either as a whole or through our committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to mitigate or manage them. The risk oversight process includes receiving reports from committees of our board of directors and members of senior management to enable our board of directors to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk, as well as the impact on us of public health issues such as COVID-19.

The audit committee oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment and risk management. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. The nominating and corporate governance committee manages risks associated with the independence of the board of directors, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board or directors is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board of directors as a whole.

**Board Diversity**

We value diverse perspectives and believe different points of view brought through diverse representation lead to better business performance, decision making and understanding. Our Board takes a multi-dimensional approach to diversity. In addition to industry expertise and professional experience, our Board values representation that reflects diversity in other important categories including gender, race/ethnicity and sexual orientation.

The matrix below summarizes our board composition as of June 30, 2023 and June 30, 2022:

| Board Diversity Matrix | As of June 30, 2023 | | | As of June 30, 2022 | | |
|---|---|---|---|---|---|---|
| **Board Size:** | | | | | | |
| Total Number of Directors................................. | 7 | | | 7 | | |
| **Gender:** | Male | Female | Did Not Disclose Gender | Male | Female | Did Not Disclose Gender |
| Number of directors based on gender identity...... | 3 | 1 | 3 | 3 | 1 | 3 |
| **Number of directors who identify in any of the categories below:** | | | | | | |
| White .................................................................. | 2 | 1 | | 2 | 1 | |
| Did Not Disclose Demographic Background ....... | 4 | | | 4 | | |

Our Board and the Nominating and Corporate Governance Committee consider a myriad of factors when assessing director candidates. One such factor is diversity, including individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on the Board. While we do not have any board members that self-identify as female, an underrepresented minority or LGBTQ+, our Board and the Nominating and Corporate Governance Committee have and will continue to consider such diversity factors in evaluating future director candidates.

**Non-Employee Director Compensation**

**Cash and Equity Compensation**

We compensate non-employee members of the board of directors. Directors who are also employees do not receive cash or equity compensation for service on the board of directors in addition to compensation payable for their service as our employees. The non-employee members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings. Our directors received equity grants annually at the fair market value of our common stock at the time of grant under our 2016 Plan.

In 2021, our Compensation Committee, in consultation with Compensia, our compensation consultant, recommended, and our board of directors adopted, the compensation for non-employee directors set forth in the table below:

| Position | Annual Cash Retainer($) | Annual RSU Grant(#) |
|---|---|---|
| *Base Fee* ......................................................................................... | $ 40,000 | 12,434 (1) |
| *Chairperson Fee* | | |
|     Chairman of the Board ...................................................................... | 25,000 | |
|     Audit Committee................................................................................ | 15,000 | |
|     Compensation Committee .................................................................. | 10,000 | |
|     Nominating and Corporate Governance Committee ............................... | 7,500 | |
| *Committee Member Fee* | | |
|     Audit Committee................................................................................ | 7,500 | |
|     Compensation Committee .................................................................. | 5,000 | |
|     Nominating and Corporate governance................................................. | 3,750 | |

(1) An equity award of 12,434 RSUs was granted to each incumbent non-employee director on June 10, 2022, which vested on June 10, 2023.

**Compensation for 2022**

The following table sets forth summary information concerning the compensation awarded to, paid to, or earned by the non-employee members of our board of directors for the fiscal year ended December 31, 2022:

| Director | Fees Earned or Paid in Cash($) | | Stock Awards ($)(1) | | Option Awards ($) | | Total ($) | |
|---|---|---|---|---|---|---|---|---|
| Jim Allen | $ | 45,000 | $ | - | $ | 15,800 | $ | 60,800 |
| Andrew Blank | $ | 93,500 | $ | - | $ | 15,800 | $ | 109,300 |
| Richard Krasno, Ph.D. | $ | 53,500 | $ | - | $ | 15,800 | $ | 69,300 |
| Jay M. Moyes | $ | 61,000 | $ | - | $ | 15,800 | $ | 76,800 |
| Simon H. Stertzer, M.D. | $ | 45,000 | $ | - | $ | 15,800 | $ | 60,800 |
| Krisztina Zsebo, Ph.D. | $ | 56,500 | $ | - | $ | 63,525 | $ | 120,025 |

(1) This amount reflects the aggregate grant fair value computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Notes 2 and 9 to our consolidated financial statements included in our Annual Report on Form 10-K, as filed with the SEC on March 29, 2023.

The following table lists all outstanding equity awards held by our non-employee directors as of December 31, 2022.

| Name | Aggregate Number of Stock Options Outstanding | Aggregate Number of Stock Awards Outstanding |
|---|---|---|
| Jim Allen | 24,868 [1] | 3,887 [2] |
| Andrew Blank | 24,868 [1] | 6,119 [3] |
| Richard Krasno, Ph.D. | 24,868 [1] | 3,024 [4] |
| Jay M. Moyes | 28,789 [5] | 3,456 [6] |
| Simon H. Stertzer, M.D. | 35,076 [7] | 2,304 [9] |
| Krisztina Zsebo, Ph.D. | 55,953 [8] | 2,736 [10] |

(1) Includes (i) 12,434 shares subject to an option that is fully vested and immediately exercisable, and (ii) 12,434 shares subject to an option that vests on June 10, 2023.
(2) Includes (i) 2,520 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death, and (ii) 1,367 shares subject to a restricted stock award that vests on May 8, 2023.
(3) Includes (i) 4,752 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death, and (ii) 1,367 shares subject to a restricted stock award that vests on May 8, 2023.
(4) Includes 3,024 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death.
(5) Includes (i) 16,355 shares subject to an option that is fully vested and immediately exercisable and (ii) 12,434 shares subject to an option that vests on June 10, 2023.
(6) Includes 3,456 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death.

(7) Includes (i) 22,642 shares subject to an option that is fully vested and immediately exercisable, and (ii) 12,434 shares subject to an option that vests on June 10, 2023.

(8) Includes (i) 33,157 shares subject to an option that is fully vested and immediately exercisable, (ii) 12,434 shares subject to an option that vests on June 10, 2023, and (iii) 10,362 share subject to an option that vests on December 22, 2023.

(9) Includes 2,304 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death.

(10) Includes 2,736 shares subject to a restricted stock award that represent a contingent right to receive one share of common stock, but for which delivery of the stock will occur at the earlier of the two-year anniversary date of the grant, the board member's separation from the Company, a change in control as defined by the 2016 Equity Incentive Plan or the board member's death.

## PROPOSAL NO. 1
## ELECTION OF DIRECTORS

Our board of directors is currently composed of seven members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three staggered classes of directors. At the Annual Meeting, two Class I directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

**Nominees**

The terms of office of our Class I directors, Peter Altman, Ph.D. and Krisztina Zsebo, Ph.D., will expire at the Annual Meeting. Our nominating and corporate governance committee has recommended, and our board of directors has approved, Peter Altman, Ph.D. and William Facteau as nominees for election as Class I directors at the Annual Meeting. If elected, Dr. Altman and Mr. Facteau will serve as Class I directors through the 2026 annual meeting of stockholders and until their successors are duly elected and qualified. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you sign your proxy card or vote by telephone or over the Internet but do not give instructions with respect to the voting of directors, your shares will be voted "FOR" the election, or re-election, as the case may be, of Dr. Altman and Mr. Facteau. We expect that such nominees will accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

**Vote Required**

The election of each Class I director requires a plurality vote of the shares of our common stock present or represented by proxy at the Annual Meeting at which a quorum is present and entitled to vote thereon. Broker non-votes and abstentions will have no effect on the proposal.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
EACH OF THE NOMINEES NAMED ABOVE.**

## PROPOSAL NO. 2
## RATIFICATION OF APPOINTMENT OF
## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed PKF San Diego, LLP ("PKF"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2023.

Notwithstanding the appointment of PKF and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of BioCardia, Inc. and its stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of PKF as our independent registered public accounting firm for our fiscal year ending December 31, 2023. Our audit committee is submitting the appointment of PKF to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. A representative of PKF is expected to be present at the Annual Meeting in person or via teleconference, and the representative will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of PKF, our board of directors may reconsider the appointment.

### Fees Paid to the Independent Registered Public Accounting Firm

The following table presents the fees for professional services rendered by PKF for the audits of our consolidated financial statements for the fiscal year ended December 31, 2022 and December 31, 2021, respectively.

|  | 2022 (In Thousands) | 2021 (In Thousands) |
|---|---|---|
| Audit Fees (PKF) (1) | $ 233 | $ 197 |
| Audit Fees (KPMG LLP) (1) | — | — |
| Audit−Related Fees (2) | — | — |
| Tax Fees (3) | — | — |
| All Other Fees (4) | — | — |
| Total Fees | $ 233 | $ 197 |

(1) Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K, services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years and timely review of our quarterly consolidated financial statements.

(2) Audit-Related Fees consist of fees for professional services for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." These services include accounting consultations concerning financial accounting and reporting standards.

(3) Tax Fees consist of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance.

(4) All Other Fees consist of permitted services other than those that meet the criteria above.

All fees described above were pre-approved by our Audit Committee.

**Auditor Independence**

In our fiscal year ended December 31, 2022, there were no other professional services provided by PKF that would have required our audit committee to consider their compatibility with maintaining the independence of PKF.

**Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm**

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our audit committee is required to pre-approve all audit and non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence.

**Vote Required**

The ratification of the appointment of PKF requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting at which a quorum is present and entitled to vote thereon. Abstentions will have the effect of a vote "AGAINST" the proposal and broker non-votes will have no effect.


**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PKF**.

**PROPOSAL NO. 3**
**NON-BINDING VOTE ON EXECUTIVE COMPENSATION**


The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. The say-on-pay vote is conducted annually, and the next such vote will occur at the 2024 annual meeting of stockholders.

We believe that the information we've provided within the Executive Compensation section of this proxy statement demonstrates that our executive compensation is aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting pursuant to this proposal:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the other related disclosure."

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE**
**"FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION.**
**THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT**
**AND ENTITLED TO VOTE IS NECESSARY FOR APPROVAL.**

**PROPOSAL NO. 4**
**NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING**
**VOTE ON EXECUTIVE COMPENSATION**

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our named executive officers. By voting on this Proposal 4, stockholders may indicate whether they would prefer a non-binding vote on named executive officer compensation once every one, two, or three years.

After careful consideration, our board of directors has determined that a non-binding vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore our board of directors recommends that you vote for a one-year interval for the non-binding vote on executive compensation.

After careful consideration, the Company has determined that a frequency of every one year is consistent with the Company's policies and practices for evaluating and determining compensation of its named executive officers as described in this proxy statement and will allow the board of directors to engage with investors to understand any concerns about executive compensation and meaningfully implement any desired changes to the Company's compensation policies and practices. In making this determination, the Company considered that: the Company's compensation programs generally are designed to induce performance over a multi-year period and its cash bonus program is tied closely to the Company's financial performance.

We understand that our stockholders may have different views as to what is the best approach for the Company.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or abstain from voting when you vote in response to the resolution set forth below:

"RESOLVED, that the option of once every one year, two years, or three years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation tables and the other related disclosure."

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee or our board of directors in any way, the board of directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AN ANNUAL VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION. THE OPTION RECEIVING THE GREATEST NUMBER OF VOTES (EVERY ONE, TWO OR THREE YEARS) WILL BE CONSIDERED THE FREQUENCY SELECTED BY STOCKHOLDERS.**

**REPORT OF THE AUDIT COMMITTEE**

The audit committee is a committee of the board of directors comprised solely of independent directors as defined by the listing standards of NASDAQ Stock Market LLC and required by the rules and regulations of the SEC. The audit committee operates under a written charter approved by the board of directors, which is available on the Corporate Governance portion of our website at www.biocardia.com/investors/corporate-governance/id/1029. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter and the audit committee's performance on an annual basis.

With respect to the company's financial reporting process, the management of the company is responsible for (1) establishing and maintaining internal controls and (2) preparing the company's consolidated financial statements. The audit committee appointed PKF San Diego, LLP, an independent registered public accounting firm, as our independent auditor for fiscal year 2022. As such, PKF was responsible for auditing our financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements with management and PKF;

- discussed with PKF the matters required to be discussed by the statement on Auditing Standards No. 16, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

- received the written disclosures and the letter from PKF required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PKF its independence.

Based on the audit committee's review and discussions with management and PKF, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the Securities and Exchange Commission.

Respectfully submitted by the members of the audit committee of the board of directors:

Jay Moyes (Chairman)
Richard Krasno, Ph.D.
Krisztina Zsebo, Ph.D.

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended ("Securities Act"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

## EXECUTIVE OFFICERS

The following table identifies certain information about our executive officers as of September 1, 2023. Officers are elected by our board of directors to hold office until their successors are elected and qualified.

| Name | Age | Position |
|---|---|---|
| Peter Altman, Ph.D. | 57 | President, Chief Executive Officer, and Director |
| David McClung | 60 | Chief Financial Officer |
| Edward Gillis | 61 | Senior Vice President of Devices |

The service of our executive officers prior to 2016 noted in the narrative below includes service with BioCardia Lifesciences, Inc., the company we merged with in the reverse merger transaction in October 2016. For a brief biography of Dr. Altman, please see "Board of Directors and Corporate Governance−Nominees for Director."

*Edward Gillis* has served as our Senior Vice President of Devices since October 2020 and served as Vice President of Catheter Development from May 2020 to October 2020. Mr. Gillis has more than 20 years of experience in the medical device industry, primarily in management and engineering roles. From March 2017 until January 2019, Mr. Gillis served as the Chief Executive Officer of Revolution Contraceptives LLC, and continued serving as a technical consultant for that company from January 2019 to October 2020. Mr. Gillis also served as Head of Research & Development for Mettler Toledo – Rainin LLC from September 2016 to March 2017. From January 2008 to March 2017, Mr. Gillis served as Chief Technical Officer (January 2013 to March 2017) and as President and Chief Executive Officer (January 2008 to January 2013) of ReVENT Medical, Inc., a company he founded. Prior to these roles, Mr. Gillis served as Vice President of Research and Development for SineXus (now Intersect ENT) and Apneon, an obstructive sleep apnea company, VP of Manufacturing and Engineering for Durect Corporation, a pharmaceutical company developing drug delivery systems, catheters, and other delivery platforms, held senior positions in manufacturing and product development for EndoTex Interventional Systems and Cardiac Pathways Corporation (both acquired by Boston Scientific) and held engineering positions at Spectranetics Corporation, Guidant Corporation and Baxter Healthcare. He holds thirty-four U.S. patents, and is named author on scientific publications in the areas of obstructive sleep apnea, catheter design and drug delivery. Mr. Gillis earned a Master of Science Degree in Plastics Engineering from University of Massachusetts Lowell.

*David McClung* has served as our Chief Financial Officer since September 2017 and has been with the Company since September 2013, also serving as Vice President of Finance from March 2016 to August 2017 and as Senior Director of Finance & Controller from September 2013 to February 2016. Mr. McClung has more than 20 years of finance and accounting experience in publicly and privately financed organizations, including startup enterprises, middle-market businesses and large public companies. Before joining our company, Mr. McClung served as Director of Finance and Controller at Sonitus Medical, Inc., a privately-held medical device manufacturer, from June 2011 to August 2013. Prior to that, Mr. McClung served as Controller at NextWave Pharmaceuticals, Inc. a specialty pharmaceutical company acquired by Pfizer, Inc., from April 2010 to June 2011. Mr. McClung began his career in public accounting and finance functions at other companies, including Matson Navigation, Inc., The Clorox Company and KPMG LLP. Mr. McClung earned a Bachelor of Arts degree in Accounting from Georgia State University, graduating with honors. He is an actively licensed CPA and member of the AICPA and the California Society of CPAs.

## EXECUTIVE COMPENSATION

### Named Executive Officers

In 2022, our named executive officers were:

- Peter Altman, Ph. D.;

- David McClung; and

- Edward Gillis.

**Fiscal 2022 Summary Compensation Table**

The following table sets forth total compensation paid to our named executive officers, who are comprised of (1) our principal executive officer and (2) our two highest compensated executive officers other than the principal executive officer.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) (1) | Option Awards ($) (1) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Peter Altman, Ph.D..................... | 2022 | 531,000 | - | 185,851 (2) | 185,046 | - | 901,897 |
| *President, Chief Executive Officer, and Director* | 2021 | 488,060 | - | 114,334(3) | 535,995 | - | 1,138,389 |
| David McClung.......................... | 2022 | 382,000 | - | 104,361(2) | 78,743 | - | 565,104 |
| *Chief Financial Officer* | 2021 | 364,313 | | 75,014(3) | 229,082 | - | 668,409 |
| Edward Gillis............................. | 2022 | 271,000 | - | 68,833(2) | 49,871 | - | 389,704 |
| *Senior Vice President, Devices* | 2021 | 267,792 | - | 44,931(3) | 146,993 | - | 459,716 |

(1) These amounts reflect the aggregate grant fair value computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Notes 2 and 9 and Notes 2 and 10 to our consolidated financial statements included in our 2022 and 2021 Annual Reports on Form 10-K, as filed with the SEC on March 29, 2023 and March 29, 2022, respectively.
(2) This amount was earned as a bonus in the fiscal year ending December 31, 2022 and was paid out as RSUs in 2023. Such RSUs vested on May 18, 2023.
(3) This amount was earned as a bonus in the fiscal year ending December 31, 2021 and was paid out as RSUs in 2022. Such RSUs vested in full on April 14, 2022.

## Employment Agreements

### Peter Altman, Ph.D.

We have not entered into an employment agreement with Dr. Altman. Accordingly, he is employed on an at-will basis. Dr. Altman's current annual base salary is $531,000 and he is eligible for an annual bonus equal to 50% of his base salary.

Dr. Altman is also eligible for equity compensation under our equity compensation plans, as determined from time to time by the compensation committee of our board of directors.

### David McClung

We have not entered into an employment agreement with Mr. McClung. Accordingly, he is employed on an at-will basis. Mr. McClung's current annual base salary is $382,000 and he is eligible for an annual bonus equal to 38% of his base salary.

Mr. McClung is also eligible for equity compensation under our equity compensation plans, as determined from time to time by the compensation committee of our board of directors.

### Edward Gillis

We have not entered into an employment agreement with Mr. Gillis. Accordingly, he is employed on an at-will basis. Mr. Gillis' current annual base salary is $271,000 and he is eligible for an annual bonus equal to 35% of his base salary.

## Potential Payments on Termination or Change of Control

We have entered into change of control and severance agreements with each of Dr. Altman and Mr. McClung. Under each of these agreements, if, within the period three months prior to and 12 months following a "change of control" (such period, the "change in control period"), we terminate the employment of the applicable employee other than for "cause," death or disability, or the employee resigns for "good reason" (as such terms are defined in the employee's change of control and severance agreement) and, within 60 days following the employee's termination, the employee executes an irrevocable separation agreement and release of claims, the employee is entitled to receive (i) a lump sum payment equal to the following percentage of the employee's annual base salary: 150% for Dr. Altman and 100% for Mr. McClung, (ii) a lump sum payment equal to the following percentage of the employee's target annual bonus: 150% for Dr. Altman and 100% for Mr. McClung, (iii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to "COBRA" for employee and employee's dependents for 18 months for Dr. Altman and 12 months for Mr. McClung, and (iv) accelerated vesting as to 100% of the employee's outstanding unvested equity awards.

Additionally, under each of these agreements, if, outside of the change in control period, we terminate the employment of the applicable employee other than for cause, death or disability, or the employee resigns for good reason and, within 60 days following the employee's termination, the employee executes an irrevocable separation agreement and release of claims, the employee is entitled to receive (i) a lump sum payment equal to the following percentage of the employee's annual base salary: 100% for Dr. Altman and 50% for Mr. McClung, (ii) reimbursement of premiums to maintain group health insurance continuation benefits pursuant to "COBRA" for employee and employee's dependents for 12 months for Dr. Altman and six months for Mr. McClung, and (iii) the employee's outstanding unvested equity awards will vest as to an additional 24 months for Dr. Altman and 12 months for Mr. McClung.

Pursuant to the change of control and severance agreements, in the event any payment or benefit provided to our named executive officers would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended, or the Code (as a result of a payment being classified as a parachute payment under Section 280G of the Code), the applicable employee will receive such payment as would entitle him to receive the greatest after-tax benefit, even if it means that we pay him a lower aggregate payment so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Code.

**Outstanding Equity Awards at 2022 Year-End**

The following table sets forth summary information regarding the outstanding equity awards for each of the named executive officers as of December 31, 2022:

| | | Option Awards(1)(2) | | | | Stock Awards(2) | |
|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($)(3) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) |
| Peter Altman, Ph.D. ... | 7/5/2014 | 35,290 (4) | - | 5.32 | 7/5/2024 | - | - |
| | 8/19/2016 | 134,445 (4) | - | 5.32 | 8/19/2026 | - | - |
| | 2/1/2018 | 44,444 (4) | - | 5.32 | 2/1/2028 | - | - |
| | 8/27/2019 | 62,172 (6) | 8,882 | 5.00 | 8/27/2029 | - | - |
| | 4/24/2020 | 39,050 (5) | 16,080 | 3.43 | 4/24/2030 | - | - |
| | 4/21/2021 | 81,340 (5) | 96,130 | 3.49 | 4/21/2031 | - | - |
| | 4/14/2022 | 29,375 (5) | 111,625 | 1.49 | 4/14/2032 | | |
| David McClung.......... | 6/23/2014 | 2,514 (4) | - | 5.32 | 6/23/2024 | - | - |
| | 8/9/2016 | 7,173 (4) | - | 5.32 | 8/9/2026 | - | - |
| | 8/19/2016 | 7,401 (4) | - | 5.32 | 8/19/2026 | - | - |
| | 2/1/2018 | 17,668 (4) | - | 5.32 | 2/1/2028 | - | - |
| | 8/27/2019 | 24,715 (6) | 3,531 | 5.00 | 8/27/2029 | - | - |
| | 4/24/2020 | 18,091 (5) | 7,449 | 3.43 | 4/24/2030 | - | - |
| | 4/21/2021 | 34,765 (5) | 41,085 | 3.49 | 4/21/2031 | - | - |
| | 4/14/2022 | 12,500 (5) | 47,500 | 1.49 | 4/14/2032 | - | - |
| Edward Gillis ............ | 6/25/2020 | 20,625 (7) | 9,375 | 2.49 | 6/25/2030 | - | - |
| | 12/3/2020 | 8,750 (8) | 6,250 | 2.55 | 12/3/2030 | - | - |
| | 4/21/2021 | 22,307 (5) | 26,363 | 3.49 | 4/21/2031 | - | - |
| | 4/14/2022 | 7,917 (5) | 30,083 | 1.49 | 4/14/2032 | - | - |

(1) Information for this table is depicted on an award-by-award basis unless the exercise price and expiration date are identical.
(2) Where applicable, share numbers have been adjusted to reflect each of the Company's reverse stock splits, which became effective on November 2, 2017 and May 7, 2019, respectively.
(3) This column represents the fair value of a share of our common stock on the date of grant, as determined by our board of directors, or the exercise price as determined by the repricing on January 29, 2020.
(4) This option is fully vested and immediately exercisable.
(5) This option vests and becomes exercisable in equal monthly installments over four years from the grant date.
(6) This option vests and becomes exercisable in equal monthly installments over four years beginning October 1, 2019.
(7) This option vests and becomes exercisable in equal monthly installments over four years from the grant date, subject to a one-year cliff.
(8) This option vests and becomes exercisable in equal monthly installments over four years beginning November 2, 2020.

## 401(k) Savings Plan

We maintain a tax-qualified retirement plan, or our 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in our 401(k) plan as of the first day of the month following the date they meet our 401(k) plan's eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. All participants' interests in their deferrals are 100% vested when contributed. Our 401(k) plan permits us to make matching contributions and discretionary contributions to eligible participants.

## Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2022. Information is included for equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders. We will not grant equity awards in the future under any of the equity compensation plans not approved by our stockholders included in the table below.

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) | (b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(2) | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(1) |
|---|---|---|---|
| Equity compensation plans approved by stockholders(1) | 2,157,681 | $ 3.78 | 81,923 |
| Equity compensation plans not approved by stockholders(3) | 46,553 | $ 16.20 | - |
| Total | 2,204,234 | $ 4.04 | 81,923 |

(1) Where applicable, share numbers have been adjusted to reflect each of the Company's reverse stock splits, which became effective on November 2, 2017 and May 7, 2019, respectively.

(2) The weighted average exercise price is calculated based solely on outstanding stock options. It does not take into account the shares of our common stock underlying RSUs, which have no exercise price.

(3) In August 2016, the Company granted an option to purchase common stock outside of the Company's stock option plans to a consultant.

**Pay Versus Performance Disclosure**

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and Non-PEO named executive officers ("NEOs") and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

| Fiscal Year | Summary Compensation Table for PEO[1] | Compensation Actually Paid to PEO[2][3] | Average Summary Compensation Table Totals for non-PEO NEOs[1] | Average Compensation Actually Paid to non-PEO NEOs[2][3] | Value of Initial Fixed $100 Investment Based on Total Shareholder Return | Net Loss (thousands) |
|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) |
| 2022 ..... | $901,897 | $907,176 | $477,404 | $477,791 | $107.73 | $11,907 |
| 2021 ..... | $1,138,389 | $832,253 | $564,063 | $441,736 | $56.06 | $12,623 |

(1) The PEO for 2022 and 2021 is Peter Altman. The Non-PEO NEOs for whom the average compensation is presented in this table for 2022 and 2021 are David McClung and Edward Gillis.

(2) The amounts shown as Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually realized or received by the Company's NEOs. These amounts reflect total compensation as set forth in the Summary Compensation Table for each year, adjusted as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718.

**PEO**

| | | | |
|---|---|---|---|
| **Prior FYE** | | **12/31/2020** | **12/31/21** |
| **Current FYE** | | **12/31/2021** | **12/31/22** |
| **Fiscal Year** | | **2021** | **2022** |
| SCT Total | $ | 1,138,389 | $ 901,897 |
| Minus Grant Date Fair Value of Options Awards and Stock Awards Granted in Fiscal Year | $ | (650,329) | $ (370,897) |
| Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year | $ | 234,348 | $ 215,823 |
| Plus Change in Fair Value of Outstanding and Unvested Options Awards and Stock Awards Granted in Prior Fiscal Years | $ | (92,202) | $ 5,930 |
| Plus Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year | $ | 206,312 | $ 150,441 |
| Plus Changes in Fair Values as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year | $ | (60,463) | $ 3,982 |
| Minus Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year | $ | - | $ - |
| **Compensation Actually Paid** | $ | **776,055** | $ **907,176** |

| | NEOs | | |
|---|---|---|---|
| **Prior FYE** | | **12/31/2020** | **12/31/21** |
| **Current FYE** | | **12/31/2021** | **12/31/22** |
| **Fiscal Year** | | **2021** | **2022** |
| SCT Total .......................................................................................... | $ | 564,063 | $ 477,404 |
| Minus Grant Date Fair Value of Options Awards and Stock Awards Granted in Fiscal Year .................................................................... | $ | (248,010) | $ (150,904) |
| Plus Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year................... | $ | 82,215 | $ 75,003 |
| Plus Change in Fair Value of Outstanding and Unvested Options Awards and Stock Awards Granted in Prior Fiscal Years ......................... | $ | (41,209) | $ 2,530 |
| Plus Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year................... | $ | 85,920 | $ 72,520 |
| Plus Changes in Fair Values as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year........ | $ | (20,851) | $ 1,238 |
| Minus Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year............ | $ | - | $ - |
| **Compensation Actually Paid** ....................................................... | $ | 422,128 | $ 477,791 |

**Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Loss**

The following chart sets forth the relationship between Compensation Actually Paid ("CAP") to our PEO, the average of Compensation Actually Paid to our Non-CEO NEOs and net loss attributable to the Company over the two most recently completed fiscal years.



**Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR")**

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the two most recently completed fiscal years.



**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of our Common Stock which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days of June 30, 2023 are deemed beneficially owned by the holders of such options and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

As of September 1, 2023, there were 21,619,432 shares of Common Stock outstanding. The following table sets forth information with respect to the beneficial ownership of our Common Stock, by (i) each stockholder known by us to be the beneficial owner of more than 5% of our Common Stock (our only class of voting securities), (ii) each of our directors, director nominees and named executive officers, and (iii) all of our directors, director nominees and executive officers as a group. To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our Common Stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of our securities or any of our parents, the operation of which may at a subsequent date result in a change in control of the Company.

Unless otherwise noted below, the address of each person listed on the table is c/o BioCardia, Inc., 320 Soquel Way, Sunnyvale, CA 94085.

| Name and Address of Beneficial Owner | Beneficial Ownership | |
| --- | --- | --- |
| | Shares(1) | (%) |
| **5% Stockholders:** | | |
| Entities affiliated with Stertzer Family Trust(1).................................. | 1,985,831 | 9.0 |
| Frost Gamma Investments Trust(2)......................................... | 2,136,938 | 9.9 |
| Jim Allen(3) ......................................................... | 1,419,795 | 6.4 |
| Entities affiliated with Gerald P. Peters(4)................................... | 1,140,073 | 5.2 |
| Entities affiliated with John Francis(5) ...................................... | 1,597,205 | 7.4 |
| Entities affiliated with Joseph P. Daly ..................................... | 1,162,077 | 5.4 |
| | | |
| **Named Executive Officers, Directors and Director Nominees:** | | |
| Jim Allen(3) ......................................................... | 1,419,795 | 6.4 |
| Andrew Blank(6)...................................................... | 644,598 | 3.0 |
| Peter Altman, Ph.D.(7) ................................................ | 971,343 | 4.4 |
| Edward Gillis(8)...................................................... | 120,341 | * |
| Richard Krasno, Ph.D.(9).............................................. | 72,055 | * |
| David McClung(10) ................................................... | 294,058 | 1.4 |
| Jay M. Moyes(11) .................................................... | 79,601 | * |
| Krisztina Zsebo, Ph.D.(12)............................................. | 48,571 | * |
| Simon H. Stertzer, M.D.(1) ............................................ | 1,985,831 | 9.0 |
| William Facteau .................................................... | — | * |
| All directors and executive officers as a group (9 people) ................... | 5,636,193 | 23.9 |

\*     Represents beneficial ownership of less than 1%.

(1)   Consists of (i) 888,084 shares of common stock held by the Stertzer Family Trust, (ii) 230,704 shares of our common stock held by Windrock Enterprises L.L.C., (iii) 11,656 shares of our common stock held by the Stertzer Gamma Trust, (iv) 91,544 shares our common stock held by Stertzer Holdings LLC, (v) 266,433 shares of our common stock held by Dr. Stertzer (vi) 1,333 shares of our common stock held by Dr. Stertzer and his spouse Kimberly Stertzer, (vii) 35,076 shares subject to options that are vested and exercisable within 60 days of June 30, 2023, held by Dr. Stertzer, (viii) 326,742 shares subject to warrants held by the Stertzer Family Trust, (ix) 41,667 shares subject to warrants held by Stertzer Holdings LLC and (x) 92,592 shares subject to warrants held by Windrock Enterprises L.L.C. Dr. Stertzer and his spouse are co-trustees of the Stertzer Family Trust, and sole members and managers of Windrock Enterprises L.L.C., and share voting and dispositive control over the shares held by the Stertzer Family Trust and Windrock Enterprises L.L.C. Dr. Stertzer is the grantor of the Stertzer Gamma Trust and may be deemed to have voting and dispositive control over the shares held by the Stertzer Gamma Trust. Dr. Stertzer may be deemed to have voting and dispositive control over the shares held by Stertzer Holdings LLC. The foregoing information is based solely on Schedule 13D/A of Simon H. Stertzer, Kimberly Stertzer, Stertzer Family Trust, and Windrock Enterprises L.L.C. filed on January 9, 2023, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(2)   Dr. Phillip Frost is the trustee and Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. The address for these entities is 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137. The foregoing information is based solely on Schedule 13D/A of Phillip Frost, M.D. and Frost Gamma Investments Trust, filed on December 28, 2022, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(3)   Consists of (i) 894,345 shares of our common stock held by Mr. Allen, (ii) 398 shares of our common stock held by Mr. Allen and Kyle Johnson and over which Mr. Allen shares voting and dispositive power, (iii) 92 shares of our common stock, held by Wesley Upchurch and over which Mr. Allen shares voting and dispositive power, (iv) 92 shares of our common stock, held by Judson Upchurch and over which Mr. Allen shares voting and dispositive power, (v) 24,868 shares subject to options vested and exercisable within 60 days of June 30, 2023 and (vi) 500,000 shares subject to warrants held by Mr. Allen. The foregoing information is based solely on Schedule 13D/A of Mr. Allen filed on January 9, 2023, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations

(4)    Consists of (i) 713,686 shares of our common stock held by Gerald P. Peters, (ii) 89,487 shares of our Common Stock held by The Peters Corporation, (iii) 33,456 shares of our common stock held by the Peters Family Art Foundation, (iv) 53,500 shares of our common stock held in the Kathleen K. Peters & Gerald P. Peters III Revocable Trust UTA dtd. Sept. 29, 2008, (v) 76,759 shares of our common stock held in an account for the benefit of Mr. Peters, (vi) 7,185 shares of our common stock held in an account for the benefit of his spouse, and (vii) 166,000 shares subject to warrants held by Mr. Peters. Gerald P. Peters, President, Chief Executive Officer and Financial & Fiscal Officer of the Peters Family Art Foundation may be deemed to have voting and dispositive control over the shares held by the Peters Family Art Foundation. The address for the Peters Family Art Foundation is P.O. Box 2437, Santa Fe, New Mexico 87504. Mr. Peters may be deemed to have voting and dispositive control over the shares held by The Peters Corporation. The foregoing information is based solely on Schedule 13G of Gerald P. Peters filed on October 18, 2019, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(5)    Consists of 1,597,205 shares of our common stock beneficially owned by John Francis, Catalysis Partners, LLC and Francis Capital Management, LLC. Francis Capital Management, LLC is registered as an investment advisor with the State of California. Francis Capital Management, LLC, which serves as the general partner and investment manager to Catalysis Partners, LLC, (the "Fund"), may be deemed to be the beneficial owner of all shares of common stock held by the Fund. Mr. John Francis, as Managing Member of Francis Capital Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of common stock held by the Fund. The address for these entities is 610 Main Street, Venice, California 90291. The foregoing information is based solely on Schedule 13G/A of John Francis, Catalysis Partners, LLC and Francis Capital Management, LLC filed on February 13, 2023, which we do not know or have reason to believe is not complete or accurate and on which we are relying pursuant to applicable SEC regulations.

(6)    Consists of (i) 147,192 shares of our common stock held by Mr. Blank, (ii) 355,871 shares of our common stock held by Andy Blank Revocable Living Trust, of which Mr. Blank serves as trustee, (iii) 24,868 shares subject to options vested and exercisable within 60 days of June 30, 2023, and (iv) 116,667 shares subject to warrants held by Mr. Blank.

(7)    Consists of (i) 438,839 shares of our common stock held by Dr. Altman, (ii) 465,020 shares subject to options vested and exercisable within 60 days of June 30, 2023, and (iii) 67,484 shares subject to warrants held by Dr. Altman.

(8)    Consists of (i) 48,857 shares of our common stock held by Mr. Gillis and (ii) 71,484 shares subject to options vested and exercisable within 60 days of June 30, 2023.

(9)    Consists of (i) 47,187 shares of our common stock held by Dr. Krasno and (ii) 24,868 shares subject to options vested and exercisable within 60 days of June 30, 2023.

(10) Consists of (i) 135,724 shares of our common stock held by Mr. McClung, (ii) 141,463 shares subject to options vested and exercisable within 60 days of June 30, 2023, and (iii) 16,871 shares subject to warrants held by Mr. McClung.

(11) Consists of (i) 50,812 shares of our common stock and (ii) 28,789 shares subject to options held by Mr. Moyes that are vested and exercisable within 60 days of June 30, 2023.

(12) Consists of (i) 2,980 shares of our common stock held by Dr. Zsebo and (ii) 45,591 shares subject to options vested and exercisable within 60 days of June 30, 2023.

# RELATED PERSON TRANSACTIONS

## Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors if it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction.

## Related Party Transactions

We describe below transactions and series of similar transactions, since January 1, 2022, to which we were a party or will be a party, in which:

- the amounts involved exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years; and

- any of our directors, nominees for director, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Other than as described below, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party.

## Other Transactions

We have granted stock options to our named executive officers and certain of our directors. See the section titled "Executive Compensation−Outstanding Equity Awards at 2022 Year-End" for a description of these stock options.

We have entered into change of control and severance agreements with certain of our executive officers that provides for certain severance and change in control benefits. See the section titled "Executive Compensation−Potential Payments upon Termination or Change of Control."

On April 9, 2020, we entered into a Litigation Funding Agreement (the "Funding Agreement") with BSLF, L.L.C. (the "Funder"), an entity owned and controlled by Andrew Blank, a member of our board of directors, for the purpose of funding the Company's currently pending legal proceedings and any and all claims, actions and/or proceedings relating to or arising from the case captioned Boston Scientific Corp., et al., v. BioCardia Inc., Case No. 3:19-05645-VC, U.S.D.C., N. D. Cal (the "Litigation"). BioCardia had sought imposition of constructive trusts both on the patents naming Ms. Sarna as an inventor and the proceeds received from the sale of nVision to Boston Scientific, as well as damages, including unjust enrichment damages measured by the proceeds received from the sale of nVision to Boston Scientific.

Under the terms of the Funding Agreement, the Funder agreed to fund the legal fees and costs incurred by the Company in connection with the Litigation on and after March 1, 2020 on a non-recourse basis. We agreed to repay the Funder from any proceeds arising from the Litigation (the "Litigation Proceeds"), (i) any taxes paid by or imposed upon Funder (other than taxes imposed upon Funder as a consequence of Funder's income) with respect to the claims, the litigation proceeds or as a consequence of any settlement in connection with the Litigation, if any, plus (ii) an amount, without reduction, set-off or counterclaim, equal to the amount actually paid by the Funder pursuant to the Funding Agreement (the "Actual Funding Amount") plus (iii) the greater of:

(a) 50% of the remaining Litigation Proceeds, up to three times the Actual Funding Amount; or

(b) 30% of the remaining Litigation Proceeds.

On April 12, 2021, all parties to the Litigation entered into a confidential settlement agreement. All claims in the Litigation have been dismissed. The settlement did not result in any material benefit or liability to the Company.

In March 2022, we entered into settlement agreements with our litigation service providers and the Funder to terminate the Funding Agreement and conclude on all remaining matters thereunder. Under the terms of the confidential agreements, litigation and corporate counsel agreed to provide credits and refunds of legal fees totaling $688,000, which offset the amounts owed to the Company by the Funder under the Funding Agreement, and to provide up to $300,000 in future discounts on legal services. The Company will remit the discounts, as received, to the Funder on a quarterly basis. The settlement resulted in $195,000 of legal expense and a $156,000 payable to the Funder which was remitted to the Funder on March 17, 2022.

In December 2023, we entered into a securities purchase and registration rights relating to a private placement (the "Private Placement") with certain qualified institutional buyers and institutional accredited investors, as well as certain directors and officers of the Company (each, an "Investor" and, collectively, the "Investors"). The Company agreed to sell to the Investors an aggregate of 2,122,017 shares of the Company's common stock (the "Shares"), at an offering price of $1.68 per Share. Certain of the Company's directors and executive officers invested in the Private Placement as follows: an entity affiliated with Simon H. Stertzer, M.D. invested $300,000, Jim Allen invested $250,000, an entity affiliated with Andrew Blank invested $250,000, Peter Altman, Ph.D. invested $25,000 and David McClung invested $15,000.

In June 2023, we entered into a securities purchase agreement with certain existing investors and other institutional investors, as well as certain directors and officers of the Company (the "Purchasers"), pursuant to which the Company agreed to sell and issue to the Purchasers an aggregate of 1,133,141 shares (the "Shares") of the Company's common stock in a registered direct offering (the "Offering") at an offering price of $2.336 per share. Certain of the Company's directors and executive officers invested in the Offering as follows: Jim Allen invested $150,000, an entity affiliated with Andrew Blank invested $150,000, an entity affiliated with Simon H. Stertzer, M.D. invested $150,000, Peter Altman, Ph.D. invested $15,000 and David McClung invested $10,000.

**Indemnification Agreements**

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors to the fullest extent permitted by Delaware law.

## INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" information into this Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement. Our financial statements and other information required by Item 13(a) are incorporated by reference from our annual report on Form 10-K filed with the SEC on March 29, 2023.

## OTHER MATTERS

**Delinquent Section 16(a) Reports**

Section 16(a) of the Exchange Act requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during our fiscal year ended December 31, 2022, all Section 16(a) filing requirements were satisfied on a timely basis, except with respect to the following failures to timely file: (i) Forms 4 for Peter Altman, Ph.D. (filed with the SEC on April 14, 2023 and May 18, 2022) to report one transaction each; (ii) a Form 4 for David McClung (filed with the SEC on May 18, 2022) to report one transaction; (iii) a Form 4 for Ed Gillis (filed with the SEC on May 18, 2022) to report one transaction; (iv) a Form 4 for Jay Moyes (filed with the SEC on September 30, 2022) to report one transaction; (v) a Form 4 for Simon Stertzer, M.D. filed with the SEC on September 30, 2022) to report one transaction; (vi) a Form 4 for Richard Krasno, Ph.D. (filed with the SEC on September 30, 2022) to report one transaction; (vii) a Form 4 for Andrew Blank (filed with the SEC on September 30, 2022) to report one transaction; (viii) a Form 4 for Jim Allen (filed with the SEC on September 30, 2022) to report one transaction; and (ix) Forms 4 for Krisztina Zsebo, Ph.D. (filed with the SEC on September 30, 2022 and May 12, 2023) to report one transaction each.

**Fiscal Year 2022 Annual Report and SEC Filings**

Our financial statements for our fiscal year ended December 31, 2022 are included in our Annual Report on Form 10-K, which was filed with the SEC on March 29, 2023. This proxy statement and our annual report are posted on the Financials & Filings portion of our website at www.biocardia.com/investors/financials-filings/id/1021 and are available from the SEC at its website at http://www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to BioCardia, Inc., Attention: Secretary, 320 Soquel Way, Sunnyvale, California 94085.

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The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares of our common stock be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

**THE BOARD OF DIRECTORS**
Sunnyvale, California
September 1, 2023